SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	June	2014
Commission File Number	001-35400

Just Energy Group Inc.
(Translation of registrant’s name into English)
6345 Dixie Road, Suite 200, Mississauga, Ontario, Canada L5T 2E6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Material Change Report, dated June 5, 2014.
2	Purchase Agreement, dated June 4, 2014, between Just Energy Group Inc., Just Energy Ontario L.P. and Reliance Comfort Limited Partnership.
3	Disclosure Letter, dated June 4, 2014, from Just Energy Group Inc. and Just Energy Ontario L.P. to Reliance Comfort Limited Partnership.

Document 1 of this report on Form 6-K is incorporated by reference into the Registrant’s outstanding registration statements on Form F-3 (No. 333-188184), Form F-10 (No. 333-184289) and Form S-8 (No. 333-183954) that have been filed with the Securities and Exchange Commission.

DOCUMENT 1

JUST ENERGY GROUP INC.

MATERIAL CHANGE REPORT
(Form 51-102F3)

1.	Reporting Issuer:

Just Energy Group Inc. (“Just Energy”)
6345 Dixie Road, Suite 200
Mississauga, Ontario
L5T 2E6

2.	Date of Material Change:

June 5, 2014

3.	News Release:

A press release disclosing in detail the material summarized in this material change report was disseminated through the facilities of Marketwired via COMTEX on June 5, 2014.

4.	Summary of Material Change:

Just Energy announced:  (a) it had reached an agreement to sell all of the issued and outstanding shares of National Energy Corporation (which operates under the name National Home Services) (“NHS”) to Reliance Comfort Limited Partnership (“Reliance”) for a selling price of $505 million, and (b) it will move to quarterly dividends of $0.125 per common share per quarter (formerly $0.07 per common share per month) or to $0.50 per common share per year (formerly $0.84 per common share per year) with the first dividend at the new rate to be  paid on September 30, 2014 to shareholders of record at September 15, 2014.  The June monthly dividend of $0.07 per common share will be paid on June 30, 2014 to shareholders of record June 16, 2014.

5.	Full Description of Material Change:

General Background:

(a)	National Home Services:

Just Energy has entered into an agreement to sell all of the issued and outstanding shares of NHS, its water heater and HVAC rental business unit, to Reliance, a Canadian supplier of heating, cooling and water heater rental services.

The agreement provides for a selling price of $505 million subject to certain potential adjustments at closing, including working capital balances.  As part

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of closing, all outstanding NHS borrowings (which totalled $273 million at Just Energy’s fiscal year end at March 31, 2014) and the remainder interest in a royalty agreement will be paid.  The sale is contingent upon approval of the Canadian Competition Bureau and consents of Just Energy lenders.

After the repayment of the NHS debt, the buyout of the royalty interest, taxes and transaction costs, Just Energy expects to utilize the net proceeds of the sale on debt reduction.  A total debt reduction of approximately $400 million is expected following closing.

(b)	Dividend Reduction:

Following the closing of the sale of NHS, Just Energy will have a significantly improved balance sheet.  However its Base EBITDA (defined below) will be reduced by the NHS contribution.

For the year ended March 31, 2014, NHS represented 20% of the $210.3 million Base EBITDA generated by Just Energy.  Within Just Energy’s fiscal 2015 guidance range of $220 million to $230 million in Base EBITDA provided with the annual results, approximately 25% was expected from NHS.  On a pro forma basis reflecting removal of NHS, this would result in revised fiscal 2015 Base EBITDA guidance to a range of $163 million to $173 million.  Accordingly, the sale would result in a payout ratio for the year of greater than 100%.

Just Energy has announced that it will reduce its dividend from $0.84 per common share per year ($0.07 per common share per month) to $0.50 per common share per year ($0.125 per common share per quarter).  Based on fiscal 2015 guidance and reduced interest expense, this would reflect a pro forma payout ratio of approximately 75%, which is based on the low end of Just Energy’s guidance and the transaction having been in place for the entire year.  This reduction moves the dividend significantly toward the Just Energy’s target range of 60% to 65%.  This dividend level will be covered after all expected annual cash outflow, including growth capital expenditures and contract initiation costs.

Going forward, Just Energy will pay its dividend on a quarterly basis.  The $0.07 per common share dividend scheduled for June 2014 will be paid as scheduled.  Quarterly dividends will then begin with the first $0.125 paid in September 2014.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not Applicable.

7.	Omitted Information:

Not Applicable.

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8.	Executive Officer:

The name and business telephone number of an executive officer of Just Energy who is knowledgeable about the material change and this report is Beth Summers, Chief Financial Officer at (905) 795-4206

9.	Date of Report:

June 13, 2014

NON-IFRS FINANCIAL MEASURES

Just Energy’s consolidated financial statements are prepared in compliance with International Financial Reporting Standards (“IFRS”). Just Energy uses the term “EBITDA” which represents earnings before finance costs, taxes, depreciation and amortization. This measure reflects the pre-tax profitability of the business. Just Energy also uses the term “Base EBITDA” which represents EBITDA adjusted to exclude the impact of mark to market gains (losses) arising from IFRS requirements or derivative financial instruments on future supply positions as well as reflecting an adjustment for share-based compensation. This measure reflects operational profitability as the non-cash share-based compensation expense is treated as an equity issuance for the purpose of this calculation, as it will be settled in shares and the mark to market gains (losses) are associated with supply already sold in the future at fixed prices. These terms are non-IFRS financial measures. All non-IFRS financial measures do not have standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. For additional information regarding the Non-IFRS financial measures used by Just Energy, please refer to Just Energy’s Management Discussion and Analysis dated May 14, 2014 available at www.sedar.com.

FORWARD-LOOKING STATEMENTS

This material change report contains forward-looking statements including statements pertaining to the closing of the sale of NHS and the anticipated benefits thereof, including statements that dividends will be covered by expected annual cash flow and timing of dividend payments, improvements to Just Energy’s balance sheet, expected debt reductions, distributable cash and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, the failure to satisfy any of the conditions to the completion of the sale of NHS or the working capital requirements, as well as levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at

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www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Undue reliance should not be placed on the forward-looking statements contained in this material change report as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. These statements speak only as of the date of this material change report, and Just Energy does not undertake any obligation to publicly update or revise any forward-looking statements except as expressly required by applicable securities laws.

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DOCUMENT 2

EXECUTION VERSION

THE CONTENT OF THIS AGREEMENT SHALL BE KEPT CONFIDENTIAL PURSUANT TO THE TERMS OF THE CONFIDENTIALITY AGREEMENT ENTERED INTO BY THE RECIPIENT HEREOF

JUST ENERGY GROUP INC.

– and –

JUST ENERGY ONTARIO L.P.

– and –

RELIANCE COMFORT LIMITED PARTNERSHIP

PURCHASE AGREEMENT

JUNE 4, 2014

ARTICLE 1 INTERPRETATION		2
1.1	Definitions	2
1.2	Interpretation	24
1.3	Virtual Data Room	26
1.4	Entire Agreement	27
1.5	Amendment	27
1.6	Waiver of Rights	27
1.7	Schedules	27
1.8	Governing Law	28
1.9	Third Party Beneficiaries	28
ARTICLE 2 PURCHASE AND SALE OF THE PURCHASED SHARES		28
2.1	Purchase and Sale of the Purchased Shares	28
2.2	Purchase Price and Allocation	28
2.3	Post-Closing Calculations	30
2.4	Settlement of Disputes	30
2.5	Payment of Purchase Price Adjustments	31
2.6	Sellers Pre-Closing Transactions	31
2.7	Delivery of Certificates	31
2.8	Place of Closing	32
ARTICLE 3 REPRESENTATIONS AND WARRANTIES		32
3.1	Representations and Warranties of Sellers	32
3.2	Representations and Warranties of Buyer	54
3.3	Qualification of Representations and Warranties	56
3.4	Survival of Representations, Warranties, Covenants and Agreements of Sellers	56
3.5	Survival of Representations, Warranties, Covenants and Agreements of Buyer	58
ARTICLE 4 OTHER COVENANTS OF THE PARTIES		58
4.1	Conduct of the Business Prior to Closing	58
4.2	Access for Investigation	62
4.3	Filings with Governmental Authorities	62
4.4	Disclosure	64
4.5	Actions to Satisfy Closing Conditions	64
4.6	Confidentiality Agreement	65
4.7	Retained Employees	65
4.8	Benefit Plans and Employees	65
4.9	Post-Closing Covenants	66
4.10	Pre-Closing Tax Period and Closing Date Tax Year Tax Matters	67
4.11	WSIB Claim	69
4.12	Termination of Related Party Agreements	69
4.13	Excluded Leased Vehicles	70
4.14	Non-Solicitation	70
4.15	Quebec Surety Bonds	70

ARTICLE 5 INDEMNIFICATION		70
5.1	Definitions	70
5.2	Indemnification by the Sellers	71
5.3	Indemnification by Buyer	72
5.4	Agency for Representatives	72
5.5	Notice of Third Party Claims	72
5.6	Defence of Third Party Claims	73
5.7	Assistance for Third Party Claims	74
5.8	Direct Claims	74
5.9	Reductions and Subrogation	75
5.10	Indemnity Payment	75
5.11	Limitation	75
5.12	Duty to Mitigate	76
5.13	Exclusive Remedy	76
5.14	General Limitations	76
ARTICLE 6 CONDITIONS PRECEDENT		77
6.1	Buyer’s Conditions	77
6.2	Sellers’ Conditions	81
6.3	Waiver	82
ARTICLE 7 TERMINATION		82
7.1	Termination Rights	82
7.2	Effect of Termination.	82
ARTICLE 8 DISPUTE RESOLUTION AND ARBITRATION		83
8.1	Purpose	83
8.2	Notice of Dispute	83
8.3	Arbitration	84
8.4	Additional Parties	84
8.5	Recourse to Courts	84
8.6	Confidentiality	85
8.7	Document Disclosure and Witness Assistance	85
8.8	Survival	85
ARTICLE 9 REFERRAL AGREEMENT		86
9.1	Referral Agreement	86
ARTICLE 10 GENERAL		86
10.1	Expenses	86
10.2	Notices	86
10.3	Public Announcements	88
10.4	Assignment	88
10.5	Sellers Responsibility	89
10.6	Severability	89
10.7	Service of Process	89
10.8	Counterparts	90
10.9	Electronic Execution	90

Schedules

SCHEDULE 2.3(b)	Working Capital and Indicative Closing Working Capital Calculation
SCHEDULE 4.1(d)	Water Heater Equivalents
SCHEDULE 6.1.5	Form of Non-Competition Agreement
SCHEDULE 6.1.10	Form of Transitional Services Agreement
SCHEDULE 6.1.16	Form of UBOS Licence Agreement
SCHEDULE 8.3.4	Rules of Procedure for Arbitration

PURCHASE AGREEMENT

THIS AGREEMENT is made as of the 4th day of June, 2014,

AMONG:

JUST ENERGY GROUP INC.,
a corporation incorporated under the laws of Canada
(“JEGI”)

- and -

JUST ENERGY ONTARIO L.P.,
a limited partnership formed under the laws of the Province of Ontario
(“JEOLP”)

- and -

RELIANCE COMFORT LIMITED PARTNERSHIP,
a limited partnership formed under the laws of the province of Manitoba
(“Buyer”)

BACKGROUND:

A.	The Sellers are the legal and beneficial owners of all of the Purchased Shares.
B.
The Buyer wishes to purchase all but not less than all of the Purchased Shares and the Sellers have agreed to sell all but not less than all of the Purchased Shares to the Buyer. The Sellers have agreed to be jointly and severally liable for each of their obligations under this Agreement.

C.
After the date of this Agreement and prior to Closing, the Buyer may establish an Affiliate that would assume, in whole or in part, pursuant to Section 10.4(a), the rights and obligations of the Buyer under this Agreement.

D.
Subsequent to such assignment, Reliance will continue to directly or indirectly benefit from the transactions contemplated by this Agreement. Reliance will also remain jointly and severally liable with such Affiliate for each of their obligations under this Agreement in the event of such an assignment pursuant to Section 10.4(a).

IN CONSIDERATION of the premises and the mutual agreements in this Agreement, and of other consideration (the receipt and sufficiency of which are acknowledged by each Party), the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Agreement and in the Background hereto,

“1882374” means 1882374 Ontario Inc. carrying on business as “morEnergy”;

“1882374 Shares” means all of the issued and outstanding shares of 1882374;

“2014 Audited Financial Statements” has the meaning set forth in Section 6.1.12;

 “2014 Financial Statements” means the unaudited consolidated financial statements of the Corporation for the fiscal year ended March 31, 2014, consisting of a balance sheet, statement of earnings (loss) and retained earnings, statement of cash flows and the related notes thereto;

 “Accelerated Liabilities” means any amount becoming due or payable by a Target Group Company as a result of the Closing, including all fees, expenses, and other costs payable by any Target Group Company to any Person as result of the negotiation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby or under Closing Documents, but excluding any other Excluded Liability;

“Accounting Records” means all of the Target Group’s books of account, accounting records and other financial data and information, including copies of filed Tax Returns and tax assessment notices for each of the fiscal years of the Target Group commencing after the tax year ended June 30, 2007 excluding the tax assessment notices for 2008 and 2009 fiscal years;

“Accounts Receivable” has the meaning set forth in Schedule 2.3(b);

“Adjustment Date” means the 5th Business Day following the expiration of the time period set forth in Section 2.4(a) unless a notice of disagreement is given by the Buyer pursuant to Section 2.4(a) in which event “Adjustment Date” means the fifth Business Day after any final determination made by the Independent Accountants pursuant to Section 2.4(c);

“Affiliate” when used to indicate a relationship with a specified Person, means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person and a Person shall be deemed to be controlled by another Person if controlled in any manner whatsoever that results in control in fact by that other Person (or that other Person and any Person or Persons with whom that other Person is acting jointly or in concert), whether directly or indirectly. For the purposes of this definition, “control,” when used with respect to any specified Person, means the power to direct the management and policies of such Person directly or indirectly, whether through ownership of securities, by trust, by contract or otherwise; and the term “controlled” has the meaning correlative to the foregoing; provided that in any event, any Person which owns directly, indirectly or beneficially 50% or more of the securities having voting power for the election of directors or other governing body of a corporation or 50% or more of the partnership interests or other ownership interests of any other Person will be deemed to control such Person;

“Agreement” means this purchase agreement and all schedules hereto whether attached or incorporated by reference, in each case as supplemented, amended, restated or replaced from time to time by a written agreement signed by the Parties and the expressions “hereof”, “herein”, “hereto”, “hereunder”, “hereby” and similar expressions refer to this Agreement; and unless otherwise indicated, references to Articles, Sections and Schedules are to Articles, Sections and Schedules in this Agreement;

“Applicable Law” means any domestic or foreign statute, law (including the common and civil law and equity), treaty, directive, constitution, code, Licence, Order, ordinance, rule, regulation, restriction, regulatory policy or guideline having the force of law, by-law (zoning or otherwise), standards, policies  and other similar requirements (to the extent such standards, policies and other similar requirements are widely adhered to in the industry in which the Business is carried on), whether domestic or foreign, and the terms and conditions of any permit, in each case of any Governmental Authority;

“Arbitration Rules” means the Rules of Procedure for Arbitration set forth in Schedule 8.3.4;

“Arrangement” means an unwritten arrangement between a Target Group Company and a commercial or residential party regarding the rental of a Water Heater, HVAC Equipment and/or the installation and maintenance thereof, and/or a Protection Plan, which has been established by a course of conduct;

“Articles” means the original or restated articles of incorporation, articles of amendment, articles of amalgamation, articles of arrangement, articles of continuance, articles of dissolution, articles of reorganization, articles of revival, letters patent, supplementary letters patent, a special act, memorandum and articles of association and any other instrument by which a corporation is incorporated;

“Assets” means all of the assets, real and personal, tangible and intangible of the Target Group, including assets of the Target Group listed in the Seller Disclosure Letter, but excluding, for avoidance of doubt, the Excluded Contracts and for the purpose of Section 3.1.18 only, excluding Intellectual Property;

“Base Purchase Price” has the meaning set forth in Section 2.2.1(a);

“Benefit Plans” means all employee benefit plans, agreements, programs, policies, practices, material undertakings and arrangements (whether oral or written, formal or informal, funded or unfunded) maintained for, available to or otherwise relating to any employees, directors or officers or former employees, directors or officers of the Target Group, or any spouses, dependents or survivors of any employee or former employee of the Target Group, or in respect of which any Target Group Company is a party to or bound by or is obligated to contribute or in any way liable, whether or not insured and whether or not subject to any Applicable Law, including bonus, deferred compensation, incentive compensation, share purchase, share appreciation, share option, severance and termination pay, hospitalization, health and other medical benefits including medical or dental treatment or expenses, life and other insurance including accident insurance, vision, legal, long-term and short-term disability, salary continuation, vacation, supplemental unemployment benefits, education assistance, equity or equity-based compensation, change of control benefits, profit-sharing, mortgage assistance, employee loan, employee assistance and pension, retirement and supplemental retirement plans, (including any defined benefit or defined contribution Pension Plan and any group registered retirement savings plan), and supplemental pension, except that the term “Benefit Plans” shall not include any statutory plans with which any Target Group Company is required to comply, including the Canada/Quebec Pension Plan and plans administered pursuant to applicable provincial health tax, workers’ compensation and workplace safety and employment insurance legislation. Without limiting the generality of the foregoing, Benefit Plans include: (i) the Deferred Profit Sharing Plan for the Employees of Just Energy Corp., amended effective May 1, 2012 (Registration Number 1117795); (ii) the Ontario Energy Savings Corp. Employee Profit Sharing Plan (for employees of Ontario Energy Savings Corp.); (iii) JEGI’s equity compensation plan which provides for restricted share grants; and (iv) JEGI’s equity compensation plan which provides for performance bonus grants (collectively, the “Equity Compensation Plans”);

“Books and Records” means the Accounting Records, the corporate records of the Target Group and all sales and purchase records, lists of suppliers and customers, credit and pricing information, formulae, business, engineering and consulting reports and research and development information of or relating to the Target Group or the Business and all other books, documents, files, records, telephone call recordings, correspondence, data and information, financial or otherwise, which are in the possession of or under the control of a Target Group Company or a Seller or an Affiliate thereof, including all data and information stored electronically or on computer related media;

“Bring-Down Date” means March 31, 2014;

“Buildings” means all plants, buildings, structures, erections, improvements, appurtenances and fixtures (including fixed machinery and fixed equipment) situate on or forming part of the Leased Premises;

“Business” means the respective businesses and undertakings carried on by the Target Group, being principally the rental of Water Heaters and HVAC Equipment to residential customers, and the installation, maintenance and servicing of such Water Heaters and HVAC Equipment and thermostats, including Protection Plans, but excluding the business associated with the Excluded Contracts;

“Business Beneficiary Non-Competition Agreement” means each agreement to which a Seller or an Affiliate of a Seller (other than a Target Group Company) is a party, and neither Target Group Company is a party, which provides for a covenant from a third party not to compete with the Business;

“Business Day” means a day, other than a Saturday or Sunday or day on which Canadian chartered banks in Toronto, Ontario are authorized or obligated by law to close or are generally closed;

“Buyer” means Reliance Comfort Limited Partnership and its permitted successors and assigns;

“Buyer Benefit Plans” has the meaning set forth in Section 4.8(a);

 “Calculation Time” means 11:59 pm (Toronto time) on the day immediately preceding the Closing Date, but assuming completion of the Closing and the transactions described in Section 2.2.3(b) (including for clarity, the payment of the Excluded Liabilities and the Galbo Liability as referenced therein);

“Cash and Securities” has the meaning set forth in Schedule 2.3(b);

“Claim” means any demand, action, suit, proceeding, claim, grievance, arbitration, assessment, reassessment, judgment or settlement or compromise relating thereto;

“Claim Period” has the meaning set forth in Section 3.4(b);

“Closing” means the completion of the sale to, and purchase by, the Buyer of the Purchased Shares and the completion of all other transactions contemplated by this Agreement which are to occur contemporaneously with the purchase and sale of the Purchased Shares;

“Closing Date” means the day which is five (5) Business Days after the date on which the last of the conditions set forth in Section 6.1 and Section 6.2 (other than any such conditions which by their nature are not capable of being satisfied until the Closing Date) is satisfied or waived, or such other date as the Parties may mutually agree in writing;

“Closing Document” means any document delivered at Closing as provided in or pursuant to this Agreement;

“Closing Financial Statements” means the audited consolidated financial statements of the Target Group as at the Calculation Time, consisting of a balance sheet and statement of earnings (loss) and retained earnings, together with notes thereto, as prepared by the Buyer and audited by KPMG LLP, in each case as contemplated by Section 2.3;

“Closing Time” means 10:00 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Parties agree in writing that the Closing shall take place;

“Closing Working Capital” means the Net Working Capital calculated as at the Calculation Time;

“Collective Agreement” means any collective agreement, letter of understanding, letter of intent or other written communication or Contract with any trade union, association which may qualify as a trade union, council of trade unions, employee bargaining agent or affiliated bargaining agent, which would cover any of the Employees;

“Commissioner” means the Commissioner of Competition appointed under section 7(1) of the Competition Act or his designee;

“Competition Act” means the Competition Act, R.S.C. 1985, c. C-34, as amended, including the regulations promulgated thereunder;

“Competition Act Approval” means:

(a)
the issuance of an advance ruling certificate pursuant to section 102(1) of the Competition Act with respect to the transactions contemplated by this Agreement and such advance ruling certificate has not been modified or withdrawn prior to Closing;

(b)
the Buyer and the Sellers have given the notice required under section 114 of the Competition Act with respect to the transactions contemplated by this Agreement and the applicable waiting periods under section 123 of the Competition Act have expired or have been terminated in accordance with the Competition Act; or

(c)	the obligation to give the requisite notice has been waived pursuant to paragraph 113(c) of the Competition Act,

and, in the case of either (b) or (c), the Buyer has been advised in writing by the Commissioner that the Commissioner does not, at that time, intend to make an application under section 92 of the Competition Act in respect of the transactions contemplated by this Agreement (a “no-action letter”), and any terms and conditions attached to any such no-action letter are acceptable to the Buyer acting commercially reasonably, without limiting Section 4.3.2(c), and such no-action letter has not been modified or withdrawn prior to Closing;

“Confidential Information” means any and all information, ideas and concepts relating to the Business or the Target Group, including any and all: (i) Intellectual Property; (ii) data, databases, results, analyses, procedures, formulas, specifications, techniques, methodology and technical expertise which relate to the Business, the Target Group and/or the products or services offered by the Business and/or the Target Group; (iii) financial, marketing, manufacturing, sales, distribution, customer, licensor, licensee and supply information; and (iv) information related to the Target Group’s internal organization, personnel, methods and procedures, pricing, credit, Technology, Software, facilities, capabilities, research, development, planning and work in progress; but does not include any information which is in the public domain or becomes publicly available through no act or failure to act by the Target Group or either of the Sellers;

“Confidentiality Agreement” has the meaning set forth in Section 1.4;

“Contract” includes all contracts, commitments, bills, indentures, instruments, notes, bonds, agreements, work orders, licenses, leases (other than the Leases), arrangements, commitments, entitlements and engagements, whether oral and written, pursuant to which any member of the Target Group, whether oral or written, is subject to any obligation or restriction or is entitled to any right or benefit and includes: (i) all quotations, orders or tenders for contracts which remain open for acceptance; (ii) all unfilled customer purchase orders; (iii) all forward commitments for supplies or materials; (iv) any deposits made in connection with any of the foregoing; and (v) any manufacturer’s or supplier’s warranty, guarantee or other commitment (express or implied);

“Copyright” means any and all works, mask works, copyrights, moral rights (and benefits of waivers of moral rights) and common law rights, all copyright registrations and applications therefor, whether or not registered or registrable, including improvements, translations, derivatives, and modifications of any of the foregoing and all rights to any of the foregoing provided by any international treaties and conventions;

“Corporation” means National Energy Corporation;

“Current Assets” has the meaning set forth in Schedule 2.3(b);

“Current Liabilities” has the meaning set forth in Schedule 2.3(b);

“Customer” means a customer of a Target Group Company and, for greater certainty, includes each Customer that has its accounts receivable or Contracts, as applicable, assigned by a Target Group Company to (i) Home Trust Company pursuant to a Home Trust Agreement or (ii) Maxium pursuant to a Maxium Agreement;

“Customer Contracts” means all Contracts and Arrangements with the Target Group’s Customers relating to the Business and, for greater certainty, includes all

“Customer Contracts” and Arrangements assigned to (i) Home Trust Company pursuant to a Home Trust Agreement and (ii) Maxium pursuant to a Maxium Agreement;

“Debt” means, without duplication, but on a consolidated basis, the sum of:

(i)	the amount of any indebtedness of a Target Group Company for borrowed money, including the principal amount;

(ii)	any off-balance sheet financing of either Target Group Company;

(iii)
all obligations of a Target Group Company evidenced by bonds, debentures, notes or other similar instruments excluding security bond policy number 105756547 dated April 1, 2012 in the sum of $50,000 posted in favour of the Office de la protection du consommateur in relation to the Corporation’s Quebec itinerant trade license and the security bond policy number 105772331 dated May 3, 2012 in the sum of $20,000 posted in favour of la Régie du bâitment du Quebec in relation to the Corporation’s Quebec construction license (the “Quebec Surety Bonds”);

(iv)	all obligations of a Target Group Company to pay the deferred purchase price of property or services;

(v)	all indebtedness of others guaranteed directly or indirectly by a Target Group Company or as to which a Target Group Company has an obligation substantially the economic equivalent of a guarantee;

(vi)	any liability of either Target Group Company existing, created or agreed to prior to Closing with respect to interest rate swaps, collars, caps and similar hedging obligations;

(vii)	any unpaid interest, premiums (whether for prepayment or otherwise) and penalties accrued or owing on any such indebtedness of a Target Group Company;

(viii)	all obligations of a Target Group Company under leases, including Equipment Leases (other than vehicle leases), which are or should be, in accordance with GAAP, recorded as capital leases;

(ix)	all obligations of a Target Group Company to reimburse any bank or other Person in respect of amounts paid or advanced under a letter of credit or other similar instrument;

(x)	all indebtedness of others secured by an Encumbrance on any asset of a Target Group Company;

(xi)	any Related Party Debt; and

(xii)
any amounts owing to, or in respect of, an employee or independent contractor of a Target Group Company, a Seller or an Affiliate of a Seller, which prior to Closing has provided services to a Target Group Company, but which, upon Closing will no longer provide such services to a Target Group Company, but will continue to be employed as an employee or independent contractor of a Seller or an Affiliate of a Seller, but for avoidance of doubt, does not include any amount which reduces the Final Closing Working Capital or Inter-Company Indebtedness;

 “Disposal” means any disposal by any means, including dumping, incineration, spraying, pumping, injecting, depositing or burying;

“Dispute” means any dispute, controversy, claim, counterclaim or similar matter which relates to or arises out of or in connection with this Agreement including the validity, construction, meaning, performance or effect of this Agreement or the rights and liabilities of the Parties to this Agreement but shall not include any dispute to be resolved pursuant to Section 2.4 or the existing claims under the Ontario Superior Court of Justice court file nos. (i) CV-12-470200 involving the Buyer, the Corporation and JEGI, and (ii) CV-10-404128 involving the Buyer and the Corporation;

“Dispute Notice” has the meaning set forth in Section 8.2;

“Employee List” means the list of Employees provided by the Sellers to the Buyer at Schedule 3.1.23(a) of the Seller Disclosure Letter, which list will exclude the individuals listed in Schedule 4.7 of the Seller Disclosure Letter;

“Employees” means those individuals employed by the Target Group on the date of this Agreement;

“Enbridge” means Enbridge Gas Distribution Inc.;

“Encumbrance” means any encumbrance or restriction of any kind or nature whatsoever and howsoever arising (registered or unregistered) and includes a security interest, mortgage, easement, adverse ownership interest, defect on title, condition, right of first refusal, right-of-way, encroachment, building or use restriction, conditional sale agreement, lien, hypothec, pledge, deposit by way of security, hypothecation, assignment, charge, security under section 426 or section 427 of the Bank Act (Canada), trust or deemed trust, voting trust or pooling agreement with respect to securities, any adverse claim, grant of any exclusive licence or sole licence, or any other right, option or claim of others of any kind whatsoever, and includes any agreement to give any of the foregoing in the future, and any subsequent sale or other title retention agreement or lease in the nature thereof, affecting the Business, a Target Group Company, the Purchased Shares and/or the Assets;

“Environment” means the air, surface water, ground water, body of water, any land (including surface land and sub-surface strata), soil or underground space, all living organisms and the interacting natural systems that include components of air, land, water, organic and inorganic matters and living organisms, and the environment or natural environment as defined in any Environmental Law, and “Environmental” shall have a similar meaning;

“Environmental Laws” means all Applicable Laws relating to the protection of the Environment including those relating to the storage, generation, use, handling, manufacture, processing, transportation, import, export, treatment, Release or Disposal of any Hazardous Substance;

“Environmental Notice” means any directive, investigation, proceeding, letter or other communication from any Governmental Authority, relating to non-compliance or potential non-compliance with or breach of or potential breach of any Environmental Law or Environmental Permit;

“Environmental Permits” means all permits, certificates, approvals, consents, authorizations, registrations and licences issued, granted, conferred, created or required by any Governmental Authority pursuant to any Environmental Laws;

“Equipment” means all fixed assets and tangible personal property of the Target Group and all machines, machinery, trucks, trailers, lifts, and other vehicles and mobile equipment, fixtures, tools, jigs, dies, moulds, signs, furniture, furnishings, material handling equipment, computer equipment, photocopiers, office equipment, supplies, implements, tools and spare parts, as well as all accessories attached thereto, in each case used in the Business;

“Equipment Leases” means the leases of Equipment (excluding for avoidance of doubt, Water Heaters and HVAC Equipment in the possession of Customers of the Target Group) entered into by a Target Group Company;

“Equity Compensation Plans” has the meaning set forth in Section 1.1, “Benefit Plans”;

“Equity Compensation Plan Liability” means any payment owed to or entitlement of an Employee, or Liability, relating to or resulting from any Equity Compensation Plan, whether arising prior to or after the Closing Time other than any Liability arising as a consequence of the Buyer Benefit Plans or the other terms and conditions of employment of the Employees after Closing, except those Liabilities relating to terms and conditions of employment of Employees that Buyer was unaware of as a result of a breach by the Sellers of any of their representations and warranties in this Agreement (without reference to any survival period otherwise provided for in this Agreement);

“Estimated Purchase Price” has the meaning set forth in Section 2.2.2(b);

“Estimated Working Capital” has the meaning set forth in Section 2.2.2(a);

“Estimated Working Capital Statement” has the meaning set forth in Section 2.2.2(a);

“Excluded Contracts” means all rental agreements of a Target Group Company for smart thermostats that are not bundled with any Water Heaters and HVAC Equipment, and the related smart thermostats;

“Excluded Liabilities” means (i) the Home Trust Liability, (ii) the Maxium Financial Liability, (iii) the [redacted name of liability as disclosure would be seriously prejudicial to the interests of the reporting issuer] Liability, (iv) the Galbo Liability, (v) all Regulatory Liabilities, (vi) all Debt, (vii) the Accelerated Liabilities, (viii) the Pre-Closing Benefit Liability, (ix) the RPA Liabilities, (x) the Existing Claims Liability, (xi) the Independent Contractor Liability, and (xii) the Equity Compensation Plan Liability;

“Existing Claims” means those Claims set forth in Schedule 1.1 of the Seller Disclosure Letter;

“Existing Claims Liability” means all Liability owing by the Target Group pursuant to the Existing Claims;

“Final Closing Working Capital” means the Closing Working Capital as determined pursuant to Section 2.4(a) or (c), as applicable;

“Financial Statements” means collectively the (i) unaudited consolidated financial statements of the Corporation for the fiscal years ended March 31, 2012 and March 31, 2013, inclusive, each consisting of a balance sheet, statement of earnings (loss) and retained earnings, statement of cash flows and the related notes thereto and (ii) 2014 Financial Statements;

“Galbo Liability” means all Liability owing by the Corporation to Larry Galbo including any royalty fee pursuant to the minutes of settlement made as at March 3, 2014 among the Corporation, Larry Galbo and certain other signatories;

“General Partner” means GP Waterheater Trust, the sole general partner of the Buyer;

“Generally Accepted Accounting Principles” or “GAAP” means generally accepted accounting principles as set forth in the CPA Canada Handbook - Accounting for an entity that prepares its financial statements in accordance with International Financial Reporting Standards, at the relevant time, applied on a consistent basis;

“Governmental Authority” means (i) any court, tribunal, judicial body or arbitral body or arbitrator, (ii) any domestic or foreign government or supranational body or authority whether multinational, national, federal, provincial, territorial, state, municipal or local and any governmental agency, governmental authority, governmental body, governmental bureau, governmental department, governmental tribunal or governmental commission of any kind whatsoever, (iii) any subdivision or authority of any of the foregoing, (iv) any quasi-governmental or private body or public body exercising any regulatory, administrative, expropriation or taxing authority under or for the account of any of the above, (v) any stock exchange, and (vi) any public utility authority;

“GST/HST” means all taxes levied pursuant to Part IX of the Excise Tax Act (Canada) and the regulations promulgated thereunder;

“Hazardous Substance” means, collectively, petroleum, any petroleum product any radioactive material (including radon gas), explosive or flammable materials, asbestos in any form, urea-formaldehyde foam insulation, and polychlorinated biphenyls, as well as any pollutant, contaminant, waste, hazardous substance, hazardous material, hazardous waste, toxic substance, dangerous substance, dangerous good, restricted hazardous waste, toxic substance or a source of contamination, as defined or identified in any Environmental Law;

“Home Trust Agreements” means the (i) the Proceeds Sale Agreement made as of December 21, 2009 between the Corporation and Home Trust Company, as amended by an agreement dated November 14, 2012 and an agreement dated December 14, 2012; (ii) the National Energy Program Agreement made as of December 21, 2009 between the Corporation and Home Trust Company, as amended by a letter agreement dated January 6, 2011, a letter agreement dated February 19, 2013, an agreement dated May 13, 2013 and a letter agreement dated November 5, 2013; (iii) the National Energy Union Program Agreement made as of July 16, 2010 between the Corporation and Home Trust Company, as amended by a letter agreement dated January 6, 2011, a letter agreement dated February 19, 2013, an agreement dated May 13, 2013 and a letter agreement dated November 5, 2013; (iv) the Proceeds Sales Agreement made as of November 22, 2012 between the Corporation and Home Trust Company; (v) the Proceeds Sales Agreement made as of March 20, 2013 between the Corporation and Home Trust Company; (vi) the National Energy Québec Program Agreement made as of September 26, 2013 between the Corporation and Home Trust Company; (vii) the Repurchase, Release and Termination Agreement dated as of June 4, 2014 between the Corporation and Home Trust Company; and (viii) any agreement between the Corporation and Home Trust Company to finance the expansion of the Business into the Province of Alberta;

“Home Trust Liability” means all Liability owing by the Target Group Companies to Home Trust Company, including but not limited to, Liability owed pursuant to the Home Trust Agreements less any amount held by Home Trust Company under the Home Trust Agreements as a cash reserve, deposit or security for the obligations of the Corporation, provided that such cash reserve, deposit or security is applied on, prior to, or pursuant to Section 2.2.3(b) (as a result of such amount being taken into account in the applicable Payoff Letter) immediately after Closing against amounts owing by the Corporation to Home Trust Company pursuant to the Home Trust Agreements, and including any Liability owed by the Corporation to Innovation Energy Solutions Inc. pursuant to the purchase and sale agreement dated June 28, 2010 among the Corporation, Innovation Energy Solutions Inc. and Home Trust Company;

“Home Trust Water Heaters” means all of the Target Group’s Water Heaters that are subject to the Home Trust Agreements;

“HVAC Equipment” means all heating, ventilation, furnace and air conditioning equipment and accessories, related attachments, gas piping, water softeners, venting, ductwork and related equipment including power pipes, buffer tanks and air quality equipment, and in each case any smart thermostats bundled therewith;

“including” means “including without limitation” and the term “including” shall not be construed to limit any general statement which it follows to the specific or similar items or matters immediately following it;

“Independent Accountant” has the meaning set forth in Section 2.4(c);

“Independent Contractor” means (i) any individual who is not, or was not (with respect to former Independent Contractors), an employee, officer or director of a Target Group Company, or any such individual’s personal services corporation, and which individual or personal services corporation receives or received remuneration from a Target Group Company pursuant to a Contract for services, and (ii) any individual who is an employee, officer or director of a Target Group Company, but who in the past was an individual who was not an employee, officer or director of a Target Group Company or any such individual’s personal services corporation, and which individual or personal service corporation received remuneration from a Target Group Company pursuant to a Contract for services;

“Independent Contractor Liability” means any fines, penalties, Loss or other amounts required to be paid by a Target Group Company pursuant to any Order or settlement with any Government Authority (whether such Order or settlement occurs before, on or after Closing) arising from or in relation to the characterization of an Independent Contractor as an employee of a Target Group Company in respect of any period prior to the Closing Date;

“Intellectual Property” means, whether foreign or domestic, any and all of the following:

(a)	Copyrights;

(b)	Patents;

(c)	Trade-marks;

(d)	Trade Secrets;

(e)	rights in or to processes, know-how, show-how or methods;

(f)
other industrial or intellectual property rights, anywhere in the world, whether or not registered or registrable, including industrial designs, integrated circuit topographies and any reissues, divisions, continuations, continuations-in-part, renewals, improvements, translations, derivatives, modifications, extensions and applications of any of the foregoing; and

(g)
any and all rights, benefits, title, interests, remedies, including rights of priority, right to file, defend, prosecute, bring causes of action, make claims, settle, receive damages, maintain, renew, assign, license and enforce, and rights to indemnities, warranties, royalties, profits, income and proceeds with respect to any of the foregoing;

“Inter-Company Indebtedness” means any Liability of one Target Group Company to the other;

“Interim Period” means the period from and including the date of this Agreement to and including the Closing Time;

“Inventory” has the meaning set forth in Schedule 2.3(b);

“ITA” means the Income Tax Act (Canada);

“JEC” means Just Energy Corp., the general partner of JEOLP;

  “JEGI” has the meaning set forth in the preamble;

 “JEOLP” has the meaning set forth in the preamble;

“knowledge of the Sellers” and similar expressions means the knowledge of Beth Summers, Chief Financial Officer of JEGI, Gord Potter, Chief Operating Officer of the Corporation, Jonah Davids, Senior V-P, Legal and Regulatory and General Counsel of JEGI, Stephanie Bird, Chief Risk Officer of JEGI and/or Patrick Chan, VP Tax of JEGI, after reasonable enquiry of the applicable Books and Records but for avoidance of doubt, the Sellers are not required to conduct any search or investigation of any public record, file or database;

“Leased Premises” means the lands and Buildings which are subject to the Leases;

“Leases” means the leases, sub-leases or agreements in the nature of a lease, sub-lease or right of occupancy of real property to which a Target Group Company is a party, as lessee or sublessee;

“Level 1 Fundamental Representations and Warranties” has the meaning set forth in Section 3.4(a);

“Level 2 Fundamental Representations and Warranties” means the representations and warranties of the Sellers under Section 3.1.14 (Tax Matters),

Section 3.1.22 (Environmental Matters), Section 3.1.24 (Benefit Plans) and Section 3.1.34 (Residence);

“Liability” means any Debt, obligation or other liability of a Person (whether absolute, accrued, contingent, fixed or otherwise, and whether due or to become due);

“Licence” means any licence, certificate, registration, authorization, permit, approval, right, privilege, concession or franchise issued, granted, conferred or otherwise created by a Governmental Authority;

“Loss” means any and all loss, liability, damage, cost or expense resulting from or arising out of or relating to any Claim, including the costs and expenses of any action, suit, proceeding, demand, assessment, reassessment, judgment, settlement or compromise relating thereto and all interest, fines and penalties and reasonable legal fees and expenses incurred in connection therewith, and including:

(a)	loss of profits or revenues in connection with:

(i)	any Regulatory Liability; or

(ii)
any misrepresentation, inaccuracy, or breach of warranty by the Sellers or any failure by the Sellers to observe or perform any material covenant or obligation, in each case in respect of one or more Customer Contracts;

(but not loss of profits or revenues in connection with other Claims),

but,

(b)
(i) excluding indirect, special, punitive and consequential damages (but, for clarity, without limiting the inclusion of loss of profits and revenues in clause (a) above); (ii) excluding any contingent liability until it becomes actual; and (iii) as reduced by any recovery under or pursuant to any insurance coverage, or pursuant to any claim, recovery, settlement or payment by or against any other Person (but such reduction shall be exclusive of any cost, deductible or other amount paid to obtain the forgoing);

“Material Adverse Effect” means any change, effect or circumstance that, when considered either individually or in the aggregate together with all other adverse changes, effects or circumstances with respect to which such phrase is used in this Agreement, is materially adverse to, or would reasonably be expected to have a material adverse effect on, the financial condition or results of operations of the Business taken as a whole other than those resulting from (i) the consummation of the transactions contemplated by this Agreement or the announcement of same, (ii) general economic conditions affecting the North American economy as a whole or the industry in which the Business is carried on, (iii) any change in

GAAP or Applicable Laws, (iv) actions taken by the Sellers or Target Group pursuant to or as contemplated by this Agreement, (v) acts of God or terrorism or (vi) any settlement, consent agreement, order, award of damages or administrative monetary penalties that may result from the ongoing inquiry or litigation involving the Target Group and a Governmental Authority as disclosed in Schedule 3.1.28 of the Seller Disclosure Letter, provided that, in the case of clauses (ii), (iii) or (v), the extent to which any such changes, effects, events, developments, occurrences and/or conditions are, or could reasonably be expected to be, disproportionately adverse to a Target Group Company or the Business, as the case may be, taken as a whole, as compared to other Persons that operate in the same industries as the Target Group, may be taken into account in determining whether a “Material Adverse Effect” has occurred;

“Material Contract” has the meaning set forth in Section 3.1.20;

“Maxium” means Maxium Financial Services Inc.;

“Maxium Agreements” means (i) the Consumer Lease Program Agreement dated as of May 30, 2006 between Maxium and morEnergy Services Inc., as amended and assigned pursuant to an Assignment, Assumption and Amendment Agreement dated November 16, 2012 between morEnergy Services Inc., Maxium and 1882374 Ontario Inc.; and (ii) the Consumer Lease Program Agreement dated as of October 21, 2008 between Maxium and 2109689 Ontario Inc., as amended and assigned pursuant to an Assignment, Assumption and Amendment Agreement dated November 16, 2012 between 2109689 Ontario Inc., Maxium and 1882374 Ontario Inc.;

“Maxium Financial Liability” means all Liability owing by the Target Group Companies to Maxium, including but not limited to, Liability owed pursuant to the Maxium Agreements less any amount held by Maxium under the Maxium Agreements as a cash reserve, deposit or security for the obligations of 1882374, provided that such cash reserve, deposit or security is applied on, prior to, or pursuant to Section 2.2.3(b) (as a result of such amount being taken into account in the applicable Payoff Letter) immediately after Closing against amounts owing by 1882374 to Maxium pursuant to the Maxium Agreements;

“Maxium Water Heaters” means all of the Target Group’s Water Heaters that are subject to the Maxium Agreements;

“Negotiation Period” has the meaning set forth in Section 8.2;

“Net Working Capital” means the Current Assets minus the Current Liabilities;

“Non-Competition Agreement” means the non-competition and non-solicitation agreement to be delivered by each of the Sellers at the Closing Time in the form of Schedule 6.1.5;

“Non-Competition Assignment Agreements” means assignment agreements in form and substance satisfactory to the Buyer, acting reasonably, pursuant to which the applicable Sellers and each of their applicable Affiliates (other than each Target Group Company) assign to the Corporation any rights, privileges or entitlement of the Sellers and any such Affiliate to each Business Beneficiary Non-Competition Agreement;

“Occupational Health and Safety Acts” means the Occupational Health and Safety Act (Ontario) and all other legislation of any applicable jurisdiction dealing with any of the subject matter of that Act or with any aspect of the occupational health or safety of employees;

“Order” means any order, judgment, injunction, decree, stipulation, determination, award, decision, sanction, ruling or writ of or entered by or with any Governmental Authority;

“ordinary course” and “normal course”, when used in relation to the conduct of the Business, means any transaction which constitutes an ordinary day-to-day business activity of the Target Group conducted in a manner consistent with the Target Group’s past practices;

“Outside Date” means March 4, 2015;

“Parties” means, collectively, each of the signatories to this Agreement, and “Party” means any one of them;

“Patents” means any and all patent rights, letters patent, design patents, inventions (whether or not patentable or reduced to practice), claims defining the subject matter of the invention, patent disclosures, patent registrations and applications therefor, whether or not registered or registrable, and any reissues, divisions, continuations, continuations-in-part, renewals, improvements, translations, derivatives, modifications, extensions and re-examinations of any of the foregoing;

“Payoff Letters” means, the payoff letters, in form and substance satisfactory to the Buyer, acting reasonably, from each holder of Excluded Liabilities to be delivered by the Sellers to the Buyer at least two (2) Business Days prior to the Closing Date indicating the amount required to discharge such Excluded Liabilities at the Closing (with no other condition but payment of such amount in order to discharge such Excluded Liabilities) and including an unconditional undertaking by each such holder to discharge (or authorize the discharge of) any Encumbrance securing any portion of such Excluded Liabilities upon payment of the Excluded Liabilities owed to such holder in accordance with Section 2.2.3(b), namely binding agreements or instruments from Home Trust Company, Maxium, [redacted disclosure of agreements as disclosure of this information would be seriously prejudicial to the interests of the reporting issuer], Just Energy Alberta Limited Partnership, Hudson Energy Canada Corp. and JEOLP in respect of the Home Trust Liability, the Maxium Financial Liability, the [redacted name of liability as disclosure would be seriously prejudicial to the interests of the reporting issuer] Liability and the RPA Liabilities, respectively, as well as from the holder of any Debt under clauses (i) to (xi) inclusive of the definition of Debt, other than any Existing Claim to the extent not finally determined or settled on or prior to Closing, and from any Person to whom an Accelerated Liability is owed other than in respect of the Galbo Liability;

“Pension Plan” means a “registered pension plan” as that term is defined in subsection 248(1) of the ITA;

“Permitted Encumbrances” means:

(a)
statutory Encumbrances for current Taxes, special assessments or other governmental charges not yet due and payable and for which appropriate accruals have been established in the Financial Statements in accordance with GAAP;

(b)
statutory liens and deposits or pledges made in connection with, or to secure payment of, worker’s compensation, unemployment insurance and old age pension programs mandated under Applicable Law and for which appropriate accruals have been established in accordance with GAAP;

(c)	restrictions on the transfer of securities arising under Applicable Law or under the relevant Articles;

(d)	the rights of counterparties under the Contracts, Equipment Leases and Leases;

(e)	any subsisting reservations or exceptions contained in the original grants from the Crown of any land or interest therein;

(f)
all encroachments, overlaps, overhangs, unrecorded servitudes and easements, variations in area or measurement, rights of parties in possession, lack of access or any other matters not of record which would be disclosed by an accurate survey or physical inspection of the Leased Premises and which do not materially interfere with or affect the value or operation of the Business as currently carried on at such Leased Premises;

(g)
minor discrepancies in the legal description of the Leased Premises or any adjoining real property which would be disclosed in an up-to-date survey and which do not materially interfere with or affect the value or operation of the Business as currently carried on at such Leased Premises;

(h)
all servitudes and easements (including conservation easements and public trust easements, rights-of-way, road use agreements, covenants, conditions, restrictions, reservations, licences, agreements and other matters of record) and zoning by-laws, ordinances and other restrictions as to the use of real property, provided that same are not of such nature as to have a material adverse effect on the value or use of the Leased Premises subject thereto or the operation of the Business as currently carried on at such Leased Premises; and

(i)	Encumbrances listed in Schedule 1.1 of the Seller Disclosure Letter;

“Person” shall be broadly interpreted and includes an individual, a body corporate, a partnership, a trust, an association, an unincorporated organization, a Governmental Authority, the executors, administrators or other legal representatives of an individual in such capacity and any other entity recognized by law, and pronouns have a similarly extended meaning;

“Pre-Closing Benefit Liability” means any and all payments for which a Target Group Company is liable, which is attributable to entitlements owed to Employees or former employees of a Target Group Company or the Sellers as of the Closing Time, or which such Employees or former employees will become entitled to after the Closing Time, resulting from any Benefit Plan or other agreements or arrangements made with the Sellers or a Target Group Company prior to the Closing Time, including without limitation, all such payments owed to [redacted name of individual as disclosure of this information would be seriously prejudicial to the interests of the reporting issuer] and Sean Zaichick and all claims, payments and obligations owed under any Benefit Plan arising or relating to a period prior to the Closing Time, including any incurred but not yet paid amounts owed to any Employee or former employee of a Target Group Company or the Sellers but for avoidance of doubt, excluding any Liability arising as a consequence of the Buyer Benefit Plans or other terms and conditions of employment of the Employees after Closing except those relating to terms and conditions of employment of Employees that Buyer was unaware of as a result of a breach by the Sellers of any of their representations and warranties in this Agreement (without reference to any survival period otherwise provided for in this Agreement);

“Pre-Closing Tax Periods” shall mean any Tax Period ending prior to the Closing and any pre-Closing portion of a Straddle Period;

“Pre-Closing Transactions” means the transactions to be completed prior to Closing contemplated in Section 2.6;

“Protection Plan” means any maintenance and repair plan offered by a Target Group Company to its Customers;

“Purchase Price” has the meaning set forth in Section 2.2.1;

“Purchased Shares” means all of the issued and outstanding shares of the Corporation;

“QST” means all taxes levied pursuant to An Act Respecting the Quebec Sales Tax;

“Quebec Surety Bonds” has the meaning set forth in Section 1.1, “Debt”;

“Referral Agreement” has the meaning set forth in Section 9.1;

“Registered IP” has the meaning set forth in Section 3.1.30;

“Regulatory Liability” means:

(i)
all fines, penalties and other amounts required to be paid or reimbursed by a Target Group Company pursuant to any Order against a Target Group Company or settlement by a Target Group Company with any Government Authority; and

(ii)
all Losses, arising from any Order against a Target Group Company or settlement by a Target Group Company with any Governmental Authority which has the effect of limiting, terminating, amending or modifying any Customer Contract including any return process in any Customer Contract, in respect of an alleged contravention of Applicable Law by a Target Group Company occurring prior to Closing, excluding any such liability arising as a result of the WSIB assessment paid by the Target Group referred to in Section 4.11 and, for avoidance of doubt, any Order against Reliance (except to the extent it relates to an alleged contravention of Applicable Law by a Target Group Company occurring prior to Closing) or settlement by Reliance with any Governmental Authority (except to the extent it relates to an alleged contravention of Applicable Law by a Target Group Company occurring prior to Closing);

“Related Party” has the meaning set forth in Section 3.1.15(b);

“Related Party Debt” means all liabilities owed by a Target Group Company to a Seller or any other Related Party, excluding for avoidance of doubt, any Inter-Company Indebtedness;

“Related Party Receivables” means any receivable owing to a Target Group Company by a Seller or any other Related Party excluding for avoidance of doubt, any receivable owing to a Target Group Company by the other Target Group Company;

“Related Person” has the meaning set forth in Section 3.1.15(a);

“Release” includes releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, migrating, escaping, leaching, disposing, dumping, depositing, spraying, burying, abandoning, incinerating, seeping or placing, or any similar action of any Hazardous Substance into or through the Environment or as defined in any Environmental Law;

“Reliance” means Reliance Comfort Limited Partnership;

“Remedial Order” means any Order issued, filed or imposed pursuant to any Environmental Law and includes any Order requiring any remediation or clean-up of any Hazardous Substance, or requiring that any Release or Disposal be reduced or eliminated;

“Response” has the meaning set forth in Section 8.2;

“RP Services Agreements" means [redacted disclosure of agreements as disclosure of this information would be seriously prejudicial to the interests of the reporting issuer.]

“RPA Liabilities” means any and all Liabilities of either Target Group Company with respect to the RP Services Agreements;

“RPA Termination Agreement(s)” has the meaning set forth in Section 4.12;

“Seller Disclosure Letter” means the disclosure letter of the Sellers dated the date of this Agreement and delivered by the Sellers to the Buyer contemporaneously with delivery of this Agreement;

“Seller Policy” has the meaning set forth in Section 4.9.2;

“Sellers” means collectively JEGI and JEOLP and, in the singular, means each of them;

“[Redacted name of liability as disclosure would be seriously prejudicial to the interests of the reporting issuer.]  Liability” means [redacted disclosure of agreements as disclosure of this information would be seriously prejudicial to the interests of the reporting issuer.];

“Software” means computer programs, operating systems, applications, interfaces, applets, software scripts, macros, firmware, middleware, development tools, and other codes, instructions or sets of instructions for computer hardware or software, including SQL and other query languages, hypertext markup language (“html”), wireless markup language, xml and other computer markup languages, in object, source code or other code format;

“Straddle Period” means any Tax Period beginning before the Closing and ending after the Closing;

“Target Group” means collectively the Corporation and 1882374;

“Target Group Company” means either the Corporation or 1882374, as the context permits or requires;

“Target Group Securities” means the issued and outstanding shares of any class of the Target Group and all other issued and outstanding securities of the Target Group of any kind, and includes any securities which are convertible into or exchangeable for such shares or other securities and any options, rights, warrants or subscription privileges (whether or not currently exercisable or exercisable on conditions) to purchase any such shares or other securities;

“Target Working Capital” means $19,130,062;

“Tax Period” means any period prescribed by any Governmental Authority for which a Tax Return is required to be filed or a Tax is required to be paid;

“Tax Returns” means all reports, returns, information returns, claims for refunds, elections, designations, estimates, reports and other documents, including any schedule or attachments thereto, filed or required to be filed or supplied to any Governmental Authority in respect of Taxes and including any amendment thereof or attachment thereto;

“Taxes” means all taxes, surtaxes, duties, levies, imposts, fees, assessments, reassessments, withholdings, dues and other charges of any nature, imposed or collected by any Governmental Authority, whether disputed or not, including U.S. or Canadian federal, state, provincial, territorial, municipal and local, foreign and other income, franchise, capital, real property, personal property, withholding, payroll, health, transfer, value added, alternative or add on minimum tax including: GST/HST, sales, use, consumption, excise, customs, anti-dumping, countervail, net worth, stamp, registration, franchise, payroll, employment, education, business, school, local improvement, development and occupation taxes, duties, levies, imposts, fees, assessments and withholdings and Canada Pension Plan and Quebec Pension Plan contributions, employment insurance premiums and all other taxes and similar governmental charges, levies or assessments of any kind whatsoever imposed by any Governmental Authority including, any instalment payments, interest, penalties or other additions associated therewith, whether or not disputed;

“Technology” means any and all Software, data, databases, compilations, files, hardware, websites, domain names, website content, user interfaces, algorithms, architecture, structure, display screens, layouts, development tools, instructions, templates, molds, tooling, systems, servers, switches, routers, printers, peripheral equipment, cabling, networks, telecommunications, circuits, chips, flowcharts, spreadsheets, formulae, equipment, drawings and manuals, programmers notes, processes, methods, know how, analysis, designs, blue prints, schematics, reports, technical and functional information, specifications, and other technology related to or used in the Business;

“Trade-marks” means any and all trade-mark rights, trade names, trade-marks, proposed trade-marks, certification marks, design marks, trade dress, corporate names, business names, all other indicia of origin, distinguishing marks and guises, logos, slogans, goodwill, domain name and registrations and applications for any of the foregoing, whether or not registered or registrable, and any reissues, renewals, translations, modifications, adaptations, derivations, combination and extensions of any of the foregoing;

“Trade Secrets” means trade information, without regard to form, including, but not limited to technical, nontechnical or financial data, a formula, pattern, compilation, program, device, method, technique, process or plan that derives independent economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by other Persons who can obtain economic value from its disclosure or use;

“Transitional Services Agreement” has the meaning set forth in Section 6.1.10;

“Trustee” means 2035881 Ontario Inc.;

“UBOS Licence Agreement” has the meaning set forth in Section 6.1.16;

“[Redacted name of agreement as disclosure would be seriously prejudicial to the interests of the reporting issuer]  Agreement” means [redacted agreement as disclosure would be seriously prejudicial to the interests of the reporting issuer];

“Water Heater Equivalents” means those products referenced in Schedule 4.1(d)(other than Water Heaters) that are provided to Customers pursuant to Customer Contracts, calculated in accordance with the equivalency table set out in Schedule 4.1(d);

“Water Heaters” means all water heater tanks and smart thermostats bundled therewith, parts thereof, and related or ancillary equipment, including mixing valves, wires, pipes, and switches, owned by a Target Group Company, Maxium, and/or Home Trust Company or rented or leased to a Target Group Company’s Customer as part of the Business and for greater certainty includes all Home Trust Water Heaters and Maxium Water Heaters;

“WC Dispute Notice” has the meaning set forth in Section 2.4(a); and

“WSIB” has the meaning set forth in Section 4.11.

1.2	Interpretation

(a)
Unless specified otherwise, reference in this Agreement to a statute or statutory provision refers to that statute or statutory provision as it may be amended, replaced or re-enacted from time to time, or to any restated or successor statute or statutory provision of comparable effect. A reference to a statute includes all by-laws, statutory instruments, rules and regulations made under such statute.

(b)	All accounting and financial terms used herein, unless specifically provided to the contrary, shall be interpreted and applied in accordance with Generally Accepted Accounting Principles.

(c)
The division of this Agreement into articles, sections and schedules and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The article, section and schedule headings in this Agreement are not intended to be full or precise descriptions of the text to which they refer and are not to be considered part of this Agreement. All uses of the words “hereto”, “herein”, “hereof”, “hereby” and “hereunder” and similar expressions refer to this Agreement as a whole and not to any particular section or portion of it. References to an Article, Section or Schedule refer to the applicable article, section or schedule of this Agreement unless otherwise specifically provided.

(d)	In this Agreement, words in the singular include the plural and vice versa, words in one gender include all genders and words importing the neuter include all genders.

(e)	Unless specified otherwise, all statements of or references to dollar amounts in this Agreement are to Canadian dollars.

(f)	If any action is required to be taken pursuant to this Agreement on or by a specified date which is not a Business Day, then such action shall be valid if taken on or by the next Business Day.

(g)
In this Agreement, a period of days shall be deemed to begin on the first day after the event which began the period and to end at 5:00 p.m. (Toronto time) on the last day of the period. If, however, the last day of the period does not fall on a Business Day, the period shall terminate at 5:00 p.m. (Toronto time) on the next Business Day.

(h)
Where this Agreement states that an obligation shall be performed “no later than” or “within” or “by” a stipulated date or event which is a prescribed number of days after a stipulated date or event, the latest time for performance shall be 5:00 p.m. on the last day for performance of the obligation concerned, or, if that day is not a Business Day, 5:00 p.m. on the next Business Day.

(i)
Where this Agreement states that an obligation shall be performed “on” a stipulated date, the latest time for performance shall be 5:00 p.m. on that day, or, if that day is not a Business Day, 5:00 p.m. on the next Business Day.

(j)	The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of contra preferentum or strict construction shall be applied against any Party.

(k)
The purpose of the Seller Disclosure Letter is to set out the qualifications, exceptions and other information called for in this Agreement. The Parties acknowledge and agree that the Seller Disclosure Letter and the information and disclosures contained in it do not constitute or imply, and will not be construed as:

(i)	any representation, warranty, covenant or agreement which is not expressly set out in this Agreement;

(ii)	an admission of any liability or obligation of the Sellers or Target Group;

(iii)	an admission that the information is material;

(iv)	a standard of materiality, a standard for what is or is not in the ordinary course of business, or any other standard contrary to the standards contained in the Agreement; or

(v)	an expansion of the scope of effect of any of the representations, warranties and covenants set out in the Agreement.

Disclosure of any information in the Seller Disclosure Letter that is not strictly required under this Agreement has been made for informational purposes only and does not imply disclosure of all matters of a similar nature. Any matter which is disclosed pursuant to any section of the Seller Disclosure Letter in such a way as to make reasonably apparent on its face its relevance or applicability to any representation or warranty made elsewhere in this Agreement shall be deemed to be an exception to such representation or warranty (provided such representation and warranty makes reference to the Seller Disclosure Letter for this purpose) and to be disclosed with respect to such other section of the Seller Disclosure Letter applicable to such representation and warranty, notwithstanding the omission of a reference or cross-reference thereto; provided, however that no such deemed exception will be attributed to Section 3.1.11 or 3.1.13.  The Parties agree that the information contained in the Seller Disclosure Letter is confidential and the disclosure thereof would be seriously prejudicial to the Parties and the Target Group.

(l)
References containing terms such as “includes” and “including”, whether or not used with the words “without limitation” or “but not limited to”, shall be deemed to not be limited by the specific enumeration of items but shall, in all cases, be deemed to be without limitation and construed and interpreted to mean “includes without limitation” and “including without limitation”.

(m)
In construing this Agreement, the rule known as the ejusdem generis rule shall not apply nor shall any similar rule or approach to the construction of this Agreement and, accordingly, general words introduced or followed by the word “other” or “including” or “in particular” shall not be given a restrictive meaning because they are followed or preceded (as the case may be) by particular examples intended to fall within the meaning of the general words.

(n)	Any reference to time of day or date means the local time or date in Toronto, Ontario.

(o)	Whenever the terms “will” or “shall” are used in this Agreement they shall be construed and interpreted as synonymous and to read “shall”.

(p)
References to any standard, principle, agreement or document include a reference to that standard, principle, agreement or document as amended, supplemented, restated, substituted, replaced, novated or assigned.

1.3	Virtual Data Room

Any reference to a document or matter being “made available to the Buyer” in the case of Sections 3.1.9(b), 3.1.14(d), 3.1.20(c), 3.1.21(d), 3.1.22(g), 3.1.23(e), 3.1.23(h), 3.1.24(d), 3.1.26 and 3.1.38, and in Schedules 3.1.21(e), 3.1.20(f) and 3.1.24(e) of the Seller Disclosure Letter,  means, and otherwise includes, the posting of a true and complete copy of such document or matter on the Sellers’ virtual data room (the “Data Room”) to which the Buyer has had access, provided that continuous access to such documents or matters via the Data Room shall have been granted to the Buyer no later than June 3, 2014, except for the Vineyard Village Builder Agreement and the Empire Communities Builder Agreement, in respect of which access was granted to the Buyer on June 4, 2014. The Sellers shall provide a copy of the materials included in the Data Room on a memory stick delivered by the Sellers to the Buyer or its counsel on the date of this Agreement. All documents or matters made available to the Buyer in the Sellers’ Data Room prior to the date of this Agreement have not been removed since they were deposited. From and after the date of this Agreement, no documents or matters made available to the Buyer in the Sellers’ Data Room will be removed at any time prior to the Closing Date and no documents will be added without the consent of the Buyer, in its sole discretion.

1.4	Entire Agreement

This Agreement together with the Confidentiality Agreement between JEGI and Alinda Capital Partners LLC dated January 29, 2014 (“Confidentiality Agreement”) constitutes the entire agreement between the Parties pertaining to the subject matter hereof and supersedes all prior agreements, negotiations, discussions and understandings, undertakings, statements, arrangements, promises, representations and agreements, whether written or oral, between the Parties. There are no representations, warranties, conditions, undertakings, commitments, other agreements or acknowledgements, whether direct or collateral, express or implied, that form part of or affect this Agreement, or which induced any Party to enter into this Agreement or on which reliance is placed by any Party, except as specifically set forth in this Agreement, the Confidentiality Agreement or in the Closing Documents.

1.5	Amendment

This Agreement may be amended, modified or supplemented only by the written agreement of the Parties.

1.6	Waiver of Rights

Any waiver of, or consent to depart from, the requirements of any provision of this Agreement shall be effective only if it is in writing and signed by the Party giving it, and only in the specific instance and for the specific purpose for which it has been given. No failure on the part of any Party to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right. No single or partial exercise of any such right shall preclude any other or further exercise of such right or the exercise of any other right. No waiver of any of the provisions of this Agreement shall be deemed, or shall constitute, a waiver of any other provision of this Agreement, whether or not similar, nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

1.7	Schedules

The following Schedules are incorporated by reference into and form part of this Agreement:

Schedule	Description of Schedule

2.3(b)	Working Capital and Indicative Closing Working Capital Calculation

4.1(d)	Water Heater Equivalents

6.1.5	Form of Non-Competition Agreement

6.1.10	Form of Transitional Services Agreement

6.1.16	Form of UBOS Licence Agreement

8.3.4	Rules of Procedure for Arbitration

1.8	Governing Law

This Agreement shall be governed by, and construed, interpreted and enforced in accordance with, the laws of the Province of Ontario and the laws of Canada in force in such Province (excluding any rule or principle of the conflict of laws which might refer such construction or interpretation to the laws of another jurisdiction). Subject to Article 8, each Party irrevocably attorns and submits to the exclusive jurisdiction of the courts of Ontario with respect to any matter arising hereunder or related hereto.

1.9	Third Party Beneficiaries

Except for the Representatives of the Parties under Article 5, nothing in this Agreement or in any Closing Document is intended, or by implication, to, or shall, confer upon any Person (other than the Parties) any rights or remedies of any kind.

ARTICLE 2
PURCHASE AND SALE OF THE PURCHASED SHARES

2.1	Purchase and Sale of the Purchased Shares

Subject to the terms and conditions set forth in this Agreement at the Closing, with effect from 12:01 a.m. on the Closing Date, the Buyer shall purchase and acquire from each Seller, and each Seller shall sell, assign, transfer, convey and deliver to the Buyer, all right, title and interest of such Seller in and to the Purchased Shares, free and clear of all Encumbrances.

2.2	Purchase Price and Allocation

2.2.1                      Purchase Price

The purchase price for the Purchased Shares, which shall be adjusted pursuant to Section 2.3, is:

(a)	$505,000,000 (the “Base Purchase Price”); minus

(b)	the amount equal to the Excluded Liabilities to be paid pursuant to Section 2.2.3(b); plus

(c)	the amount, if any, by which the Final Closing Working Capital is greater than Estimated Working Capital; minus

(d)	the amount, if any, by which the Final Closing Working Capital is less than the Estimated Working Capital,

(collectively, the “Purchase Price”).

2.2.2                      Pre-Closing Working Capital Adjustment

(a)
The Parties acknowledge that it is not possible prior to Closing to conclusively determine the Closing Working Capital as at the Closing Date. Accordingly, no earlier than ten (10) Business Days and no later than five (5) Business Days before the expected Closing Date, the Sellers shall cause the Target Group to prepare and deliver to the Buyer a certificate, executed by a senior officer of the Corporation (the “Estimated Working Capital Statement”), showing the Target Group’s good faith estimate of the Closing Working Capital as of the Closing Date (the “Estimated Working Capital”). The Estimated Working Capital Statement shall include a detailed calculation and description of how the Estimated Working Capital was determined, which calculation shall be broken down into its various components.  The Sellers shall, and shall cause the Target Group to, cooperate with the Buyer’s review of the Estimated Working Capital Statement prior to Closing.

(b)	The estimated purchase price (the “Estimated Purchase Price”) shall be determined based on the Estimated Working Capital, and shall be equal to:

(i)	the Base Purchase Price; plus

(ii)	the amount, if any, by which the Estimated Working Capital is greater than Target Working Capital; minus

(iii)	the amount, if any, by which the Target Working Capital is greater than the Estimated Working Capital; and minus

(iv)	the amount equal to the Excluded Liabilities to be paid pursuant to Section 2.2.3(b).

2.2.3                      Payment of Estimated Purchase Price

At the Closing Time, the Buyer shall:

(a)	pay to the Sellers, in accordance with Section 2.2.4, the amount equal to the Estimated Purchase Price; and

(b)
loan to each respective Target Group Company, as applicable, the total amount of the Excluded Liabilities owed by such Target Group Company to be discharged pursuant to the Payoff Letters, as specified by the holders of Excluded Liabilities in the Payoff Letters, together with an amount equal to the amount required to discharge in full the Galbo Liability. The proceeds of such loans shall be used by the Target Group to pay, immediately after Closing, such Excluded Liabilities and the Galbo Liability.

2.2.4                      Allocation and Payment of Estimated Purchase Price

The Estimated Purchase Price shall be allocated and paid to the Sellers based on the allocation set out in Schedule 2.2.4 of the Seller Disclosure Letter. At the Closing Time, the Estimated Purchase Price shall be paid and satisfied by the Buyer by wire transfer of immediately available funds, pro rata based on the allocation set out in Schedule 2.2.4 of the Seller Disclosure Letter, to the account(s) designated by the Sellers in writing.

2.3	Post-Closing Calculations

(a)
Not later than ninety (90) days after the Closing Date, the Buyer shall cause to be prepared audited Closing Financial Statements (audited by the Buyer’s auditor) in accordance with GAAP and a calculation of the Closing Working Capital. The auditor’s costs of the preparation of the audited Closing Financial Statements shall be borne by the Buyer. Subject to the prior execution and delivery by the Sellers and their accountant of any agreement or other document, including any release, waiver or indemnity that the Buyer and its auditor, acting reasonably, require, JEGI, on behalf of the Sellers, shall have access to (i) all working papers of the Target Group and the Buyer’s auditor, (ii) the accounting books and records of the Target Group and (iii) the appropriate personnel of the Target Group and the Buyer, to verify the accuracy, presentation and other matters relating to the preparation of the Closing Financial Statements and the Closing Working Capital.

(b)	Each of the Closing Working Capital, Estimated Working Capital and Estimated Working Capital Statement is to be calculated and prepared in accordance with Schedule 2.3(b).

2.4	Settlement of Disputes

(a)
If JEGI, on behalf of the Sellers, disagrees with any item in the Closing Financial Statements or the calculation of Closing Working Capital, it shall give notice to the Buyer (the “WC Dispute Notice”) of such disagreement no later than the close of business on the thirtieth (30th) Business Day following the delivery of the Closing Financial Statements to JEGI. If no WC Dispute Notice is given, the Parties shall be deemed to have accepted the Closing Financial Statements and the Closing Working Capital, which shall then be final and binding on the Parties.

(b)
Any WC Dispute Notice given by JEGI, on behalf of the Sellers shall set forth in detail the particulars and the dollar amount of such disagreement. The Sellers and the Buyer shall then use reasonable efforts to resolve such disagreement for a period of twenty (20) days following the giving of such notice.

(c)
If the matter is not resolved by the end of such twenty (20) day period, then such disagreement shall be submitted by the Parties to Deloitte LLP (the “Independent Accountant”). If Deloitte LLP refuses to act as the Independent Accountant, then the Sellers or the Buyer may apply to a judge of the Ontario Superior Court of Justice under the Arbitration Act, 1991 (Ontario) for the appointment of an Independent Accountant. The Independent Accountant shall, as promptly as practicable (but in any event within thirty (30) days following its appointment), make a determination of the items in dispute, based solely on written submissions and information submitted by the Parties to the Independent Accountant which shall be in accordance with this Agreement (i.e., not on the basis of an independent review). Such information shall include all working papers of the Target Group and the Buyer’s auditor relating to the preparation of the Closing Financial Statements and the calculation of the Closing Working Capital. The Independent Accountant shall consider only the disputed matters that were properly included in the WC Dispute Notice and the Independent Accountant may not assign a value to any item in dispute greater than the greatest value assigned by the Buyer, on the one hand, or the Sellers, on the other hand, or less than the smallest value for such item assigned by the Buyer, on the one hand, or the Sellers, on the other hand. The decision of the Independent Accountant as to the items in dispute shall be final and binding upon all Parties (and shall not be subject of appeal), shall be rendered within thirty (30) days of the appointment of the Independent Accountant and shall set forth, in reasonable detail, the Independent Accountant’s determination with respect to each of the disputed items or amounts specified in the WC Dispute Notice, and the revisions, if any, to be made to any of the Closing Working Capital, together with supporting calculations, and the parties shall make such revisions to the Closing Working Capital, as applicable. The Independent Accountant shall allocate its costs and expenses between the Buyer and the Sellers based upon the percentage that the portion of the contested amount not awarded to each Party bears to the amount actually contested by such Party.

2.5	Payment of Purchase Price Adjustments

On the Adjustment Date,

(a)
if the Final Closing Working Capital is greater than the Estimated Working Capital, the Buyer shall pay such surplus amount to the Sellers based on the allocation set out in Schedule 2.2.4 of the Seller Disclosure Letter; and

(b)	if the Final Closing Working Capital is less than the Estimated Working Capital, JEGI, on behalf of the Sellers, shall pay such deficiency to the Buyer.

2.6	Sellers Pre-Closing Transactions

Prior to the Closing Date, the Sellers shall effect the transactions described in Schedule 2.6 of the Seller Disclosure Letter including the distribution of the Cash and Securities, transfer of the Excluded Contracts and transfer and satisfaction of the Related Party Receivables and Related Party Debt and the reorganization of certain property owned, directly or indirectly, by JEGI and certain of its Affiliates.  Prior to effecting such transactions, the Sellers shall provide the Buyer with a reasonable opportunity (which in any event shall not be fewer than ten Business Days before the earliest time at which any such transaction will be effective) to review and comment on drafts of the agreements and other documentation that will effect such transactions.

2.7	Delivery of Certificates

Each of the Sellers shall transfer and deliver to the Buyer at the Closing Time share certificates representing the Purchased Shares owned by such Seller duly endorsed in blank for transfer, or accompanied by irrevocable security transfer powers of attorney duly executed in blank by such Seller.

2.8	Place of Closing

The Closing shall take place at the Closing Time at the offices of Fasken Martineau DuMoulin LLP (“Fasken”), 333 Bay Street, Suite 2400, Toronto, Ontario, or at such other place as may be agreed upon by the Sellers and the Buyer.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of Sellers

Each of the Sellers jointly and severally represents and warrants to the Buyer as follows and agree that such representations and warranties shall survive the Closing as provided in Section 3.4 and acknowledges that the Buyer is relying upon such representations and warranties in entering into this Agreement.

3.1.1                      Corporate Matters

(a)
Each of JEGI and JEC is a corporation duly incorporated and validly existing and in good standing under the laws of its jurisdiction of incorporation. JEOLP is a limited partnership duly formed and validly existing and in good standing under the laws of Ontario. No proceedings have been taken or authorized by the Sellers or, to the knowledge of the Sellers or JEC, by any other Person, with respect to the bankruptcy, insolvency, liquidation, dissolution or winding up of either Seller or JEC.

(b)
Each of JEGI and JEC, as general partner of JEOLP, have all necessary corporate power and authority and JEOLP has all necessary power and authority to enter into, execute and deliver, and to observe and perform its covenants and obligations under, this Agreement and the Closing Documents to which it is a party. Each of JEGI and JEC, as general partner of JEOLP, has taken all corporate action necessary and JEOLP has taken all necessary action under its partnership agreement to authorize the execution and delivery of, and the observance and performance of the covenants and obligations of JEGI, JEC, as general partner of JEOLP, and JEOLP, respectively, under this Agreement (including the sale, transfer and delivery of the Purchased Shares owned by such Seller pursuant to this Agreement) and the Closing Documents to which such Seller is a party.  Without limiting the foregoing, no approval of the shareholders of JEGI is required to authorize the observance and performance of the covenants and obligations of JEGI under this Agreement (including the sale, transfer and delivery of the Purchased Shares owned pursuant to this Agreement) and the Closing Documents to which JEGI is a party.

(c)
Each Target Group Company is a corporation duly incorporated, organized, validly existing and in good standing under the laws of its jurisdiction of incorporation. No proceedings have been taken or authorized by the Sellers, or by either Target Group Company or, to the knowledge of the Sellers, by any other Person, with respect to the bankruptcy, insolvency, liquidation, dissolution or winding up of either Target Group Company.

(d)
Each Target Group Company has all necessary power and authority to own or lease the assets owned or leased by it and to carry on the business carried on by it as at present carried on by it. Neither the nature of the business carried on by the Target Group, nor the location or character of any of the assets of the Target Group requires either Target Group Company to be registered, licensed or otherwise qualified as an extra-provincial or foreign corporation or to be in good standing in any jurisdiction other than jurisdictions listed in Schedule 3.1.1(d) of the Seller Disclosure Letter. Each Target Group Company is duly registered, licensed or qualified as an extra-provincial or foreign corporation, and is up-to-date in the filing of all corporate and similar returns, under the laws of all of the jurisdictions in which the nature of the business conducted by it or the assets owned or leased by it makes such registration, licensing or qualification necessary.

(e)
The original or true copies of the Articles and all by-laws of each Target Group Company, will be made available to the Buyer’s solicitors for review prior to Closing. Such Articles and by-laws of the Target Group constitute all of the Articles and by-laws of the Target Group, are complete and correct and are in full force and effect.

3.1.2                      Absence of Conflicting Agreements

None of the execution and delivery of, or the observance and performance by the Sellers or JEC, in its capacity as general partner of JEOLP, of any covenant or obligation under, this Agreement or any Closing Document to which it is a party, or the Closing:

(a)	contravenes, breaches or results in a violation of or a default under or a right of termination or in the acceleration of any obligation under:

(i)	subject to the Competition Act Approval, any Applicable Law;

(ii)	the Articles, by-laws, or directors’ or shareholders’ resolutions of either Target Group Company, JEGI or JEC; or

(iii)	the partnership agreement of JEOLP;

(b)	results in the creation or imposition of any Encumbrance on any of the Assets;

(c)	results in the creation or imposition of any Encumbrance on any of the Purchased Shares; or

(d)
subject to the consents that are required to be obtained as set forth in Schedule 3.1.3 of the Seller Disclosure Letter, contravenes or results in a violation or a default under any Material Contract or enables any other party to any Material Contract to terminate its obligations thereunder or contravenes or results in a violation or a default under any Customer Contract or would enable a Customer under a Customer Contract to terminate its obligations thereunder.

3.1.3                      Consents and Approvals

Except for the Competition Act Approval and the consents set out in Schedule 3.1.3 of the Seller Disclosure Letter, no consent, approval, Licence, Order, authorization, registration or declaration of, or filing with, any Governmental Authority is required by the Sellers or JEC, in its capacity as general partner of JEOLP, in connection with the:

(a)	execution and delivery by the Sellers of this Agreement or the Closing Documents to which the Sellers are a party; or

(b)	observance and performance by the Sellers of their obligations under this Agreement or the Closing Documents to which the Sellers are a party.

3.1.4                      Authorized and Issued Securities of the Target Group

The authorized and issued Target Group Securities are set forth in Schedule 3.1.4 of the Seller Disclosure Letter and all such issued securities have been validly issued and are outstanding as fully paid and non-assessable shares. The Purchased Shares and the 1882374 Shares are the only outstanding Target Group Securities. No Target Group Securities have been previously issued except for those that have been repurchased or redeemed and cancelled, with no obligations or amounts owing to the former holders of any such Target Group Securities.

3.1.5                      Options, Restrictions and Shareholder Agreements

(a)
No Person, other than the Buyer, has any agreement, option, warrant, right, right of first refusal, privilege or any other right, commitment or arrangement of any character of any kind or nature whatsoever capable of becoming any of the foregoing for the purchase, subscription or issuance of any Target Group Securities.

(b)
There are no agreements or restrictions which in any way limit or restrict the transfer of any Target Group Securities other than share transfer restrictions contained in the Articles of the Target Group. There are no shareholders’ agreements, pooling agreements, voting trusts, proxies or other similar agreements, arrangements or understandings with respect to the ownership or voting of any of the Target Group Securities or interests in the Target Group.

(c)
Except as disclosed in Schedule 3.1.5 of the Seller Disclosure Letter, there are no stock appreciation, phantom stock, profit participation or similar rights with respect to either of the Target Group Companies.

3.1.6                      Title to, and Right to Sell, Purchased Shares

JEGI is the sole registered and beneficial owner of one (1) common share of the Corporation, with good and valid title thereto, free and clear of all Encumbrances other than the restrictions on transfer set out in the Articles of the Corporation. JEOLP is the sole registered and beneficial owner of two thousand eight hundred and forty seven (2,847) Class A Preferred shares of the Corporation, with good and valid title thereto, free and clear of all Encumbrances other than the restrictions on transfer set out in the Articles of the Corporation. At or prior to the Closing, such restrictions will have been complied with. The foregoing common share and Class A Preferred shares of the Corporation represent all of the Purchased Shares. On Closing, the Buyer will receive good and valid title to such Purchased Shares together with any shares of the Corporation issued pursuant to the Pre-Closing Transactions, free and clear of all Encumbrances other than those restrictions on transfer set out in the Articles of the Corporation and Encumbrances granted by the Buyer.

3.1.7                      Binding Agreement

This Agreement has been, and each Closing Document to which the Sellers are a party will on Closing be, duly executed and delivered by the Sellers and by JEC, in its capacity as the general partner of JEOLP, and this Agreement constitutes, and each Closing Document to which the Sellers are a party will on Closing constitute, a valid and binding obligation of the Sellers and by JEC, in its capacity as the general partner of JEOLP, enforceable against them in accordance with its terms.

3.1.8                      Subsidiaries and Other Interests

1882374 is a wholly-owned subsidiary of the Corporation. The Corporation is the sole registered and beneficial owner of one hundred (100) common shares of 1882374, with good and valid title thereto, free and clear of all Encumbrances other than the restrictions on transfer set out in the Articles of the 1882374. Subject to the preceding sentence, the Target Group does not own any shares in or securities of any other body corporate other than the Cash and Securities. The Target Group is not, nor has it agreed to become, a partner, member, owner, proprietor or equity investor of or in any partnership, joint venture, co-tenancy or other similar jointly-owned business undertaking. All of the operations and activities related to the Business are and have been conducted through the Target Group. All material properties and assets used in the operation of the Business are owned, licensed or leased by the Target Group.

3.1.9                      Books and Records

(a)
Except as disclosed in Schedule 3.1.9 of the Seller Disclosure Letter, no information, records or systems pertaining to the operation or administration of the Target Group are in the possession of, recorded, stored or maintained by, or otherwise dependent on, any Person other than the Target Group.

(b)
The minute books of the Target Group reflect in all material respects all actions taken by the shareholders, boards of directors and all committees of such boards of the Target Group required in accordance with Applicable Law to be reflected therein and all minutes of meetings and resolutions adopted by the shareholders, boards of directors and all committees of such boards of the Target Group. Complete and accurate copies of such minute books and of the stock register of each Target Group Company will be made available to the Buyer or its solicitors for review prior to Closing.

3.1.10                      The Financial Statements

(a)
The Financial Statements (i) have been prepared in accordance with Generally Accepted Accounting Principles, applied on a basis consistent with that of the preceding periods; and (ii) fairly, completely and accurately present, in all material respects, the assets, liabilities and financial position of the Target Group and the results of the operations of each of the Target Group, as at the dates thereof and for the periods covered thereby.

(b)	True and complete copies of the Financial Statements have been delivered to the Buyer and are attached to Schedule 3.1.10(b) of the Seller Disclosure Letter.

(c)	Upon the Buyer performing its obligations under Section 2.2.3(b) and payment of the Excluded Liabilities by the Target Group under Section 2.2.3(b), no Target Group Company will have any Debt.

3.1.11                      Undisclosed Liabilities

(a)
The Target Group has no liability, of any nature or kind whatsoever, whether accrued or fixed, absolute or contingent, matured or unmatured, secured or unsecured, liquidated or unliquidated, including any Debt, that is of a type that is required to be reflected on a balance sheet prepared in accordance with GAAP, except:

(i)	liabilities disclosed or provided for in the Financial Statements; and

(ii)
liabilities incurred in the ordinary course of business since the Bring-Down Date and which would, if they existed at the Calculation Time, reduce the Final Closing Working Capital, and liabilities disclosed in Schedule 3.1.11 of the Seller Disclosure Letter.

(b)
The aggregate amount of Debt and current portion of long term debt of the Target Group Companies, excluding contingent liabilities (including accrued provisions in respect of Claims), Related Party Debt and any Debt forming part of the Excluded Liabilities to be paid pursuant to Section 2.2.3(b), does not exceed $500,000.

3.1.12                      Absence of Guarantees and Royalties

(a)
Except as set forth in Schedule 3.1.12(a) of the Seller Disclosure Letter, no Target Group Company has given nor agreed to give, and is not a party to or bound by, any guarantee of indebtedness or other obligations of any third party.

(b)
Except as set forth in Schedule 3.1.12(b) of the Seller Disclosure Letter, no Target Group Company is party to any royalty or similar agreement and no Target Group Company has any obligations to make payments of any kind pursuant to any such agreement.

3.1.13                      Absence of Changes

(a)
Since the Bring-Down Date and up to and including the date of this Agreement, and except as disclosed in Schedule 3.1.13(a) of the Seller Disclosure Letter, each Target Group Company and the Target Group as a whole has conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice.

(b)	Since the Bring-Down Date there has not been any change, effect, event, development, occurrence and/or condition that would reasonably be expected to have a Material Adverse Effect.

(c)
Except as set out in Schedule 3.1.13(c) of the Seller Disclosure Letter, neither the Target Group nor any Target Group Company has, between the Bring-Down Date and up to and including the date of this Agreement, taken any action that would constitute a breach of any of the covenants set forth in Section 4.1 if such action had been taken after the date of this Agreement; provided that, for the purpose of this Section 3.1.13(c) only, reference in Section 4.1(b)(viii) shall be to five percent (5%) rather than three percent (3%).

3.1.14                      Tax Matters

(a)
The Target Group has duly and timely prepared and filed all of its Tax Returns with all appropriate Governmental Authorities. Each such Tax Return was true, correct and complete in all material respects.

(b)
No Governmental Authority of a jurisdiction in which neither the Corporation nor 1882374 files Tax Returns has made any written claim that such Target Group Company is or may be subject to taxation or required to file Tax Returns by such jurisdiction. There is no basis for a claim that either member of the Target Group is subject to Tax in a jurisdiction in which such Person does not file Tax Returns. All Taxes due and payable by the Target Group for periods (or portions thereof) ending on or prior to the Closing Date (whether or not shown due on any Tax Returns and whether or not assessed (or reassessed) by the appropriate Governmental Authority) have been paid.

(c)	Except as disclosed in Schedule 3.1.14(c) of the Seller Disclosure Letter, there are no matters under audit or appeal with any Governmental Authority relating to Taxes of the Target Group.

(d)
True copies of all Tax Returns prepared and filed by the Target Group during the past three (3) years, together with any notices of assessment of the Target Group during the past three (3) years have been made available to the Buyer on or before the date of this Agreement.

(e)	Adequate provision has been made in accordance with GAAP in the Books and Records for all Taxes payable in respect of the Business or the Assets.

(f)
Except as disclosed in Schedule 3.1.14(f) of the Seller Disclosure Letter, the Target Group has not received any notice in writing from any Governmental Authority that it is taking steps to assess any additional Taxes against the Target Group for any period for which Tax Returns have been filed and, to the knowledge of the Sellers, there are no actual or pending audit investigations or other proceedings of or against the Target Group by any Governmental Authority relating to Taxes. No Governmental Authority has given written notice of any intention to assert any deficiency or claim for additional Taxes against the Target Group.

(g)
Each Target Group Company has not waived any statute of limitations in respect of Taxes or agreed to any extension of time within which: (i) to file any Tax Return covering any Taxes for which such Target Group Company is or may be liable; (ii) such Target Group Company is required to pay or remit amounts on account of Taxes; or (iii) any Governmental Authority may assess or collect Taxes for which such Target Group Company may be liable.

(h)	Each Target Group Company is not a non-resident of Canada within the meaning of the ITA.

(i)
For all transactions between the Corporation or 1882374 and any Person not resident in Canada for purposes of the ITA with whom the Corporation or 1882374, as applicable, was not dealing at arm’s length, the Corporation or 1882374, as applicable, has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the ITA. There are no transactions to which subsection 247(2) or subsection 247(3) of the ITA may reasonably be expected to apply.

(j)
Except as disclosed in Schedule 3.1.14 of the Seller Disclosure Letter, the Target Group has duly and timely withheld or collected the proper amount of Taxes that are required by Applicable Law to be withheld or collected (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited by it to or for the account or benefit of any Person, including any employee, officer or director and any Person not resident in Canada for purposes of the ITA) and have duly and timely remitted to the appropriate Governmental Authority such Taxes and other amounts required to be remitted by it.

(k)
Except as disclosed in Schedule 3.1.14(k) of the Seller Disclosure Letter and except for the acquisition of control that will occur pursuant to the execution of this Agreement, for purposes of the ITA or any other applicable Tax statute, no Person or group of Persons has ever acquired control of the Corporation or 1882374.

(l)
None of sections 78, 80, 80.01, 80.02, 80.03 or 80.04 of the ITA, or any equivalent provision of the Tax legislation of any province or any other jurisdiction, has applied or will apply to the Target Group at any time up to and including the Closing Date in a manner that would give rise to material incremental Tax liabilities or material reduction in Tax attributes.

(m)
Neither the Corporation nor 1882374 has acquired property or services from, or disposed of property to, a non-arm’s length Person (within the meaning of the ITA) for consideration, the value of which is less than the fair market value of the property or services, as the case may be.

(n)
Based on financial information available on the date of this Agreement, the only reserves under the ITA or any equivalent provincial or territorial statute anticipated by the Sellers to be claimed by the Target Group for the taxation year deemed pursuant to subsection 249(4) of the ITA to have ended as a result of the transactions consummated by this Agreement are set out in Schedule 3.1.14(n) of the Seller Disclosure Letter.

(o)
The Corporation is registered for GST/HST purposes under Part IX of the Excise Tax Act (Canada) and QST under An Act Respecting the Quebec Sales Tax and the registration numbers are 866631906RT0001 and 1218738687TQ0001, respectively. 1882374 is registered for GST/HST purposes under Part IX of the Excise Tax Act (Canada) and the registration number is 846482842RT0001.

(p)	[Disclosure of Pre-Closing Transactions redacted as such disclosure would be seriously prejudicial to the interests of the reporting issuer.]

3.1.15                      Related Party Transactions

(a)
Except as disclosed in Schedule 3.1.15(a) of the Seller Disclosure Letter, neither the Target Group nor any Target Group Company has made any payment or loan to, or borrowed any monies from or is otherwise indebted to, any officer, director, employee, trustee or shareholder or any Person with whom the Target Group or any Target Group Company is not dealing at arm’s length (within the meaning of the ITA) or any Affiliate or spouse of any of the foregoing (each a “Related Person”).

(b)
Except as disclosed in Schedule 3.1.15(b) of the Seller Disclosure Letter, neither Seller, nor any Affiliate of either Seller (each a “Related Party”), is a party to any Contract with the Target Group. Except as disclosed in Schedules 3.1.15(a) and 3.1.15(b) of the Seller Disclosure Letter, no Related Party is indebted to the Target Group and no member of the Target Group is indebted to any Related Party.

(c)
Except as set out in Schedule 3.1.15(c) of the Seller Disclosure Letter, no Related Person (i) to the knowledge of the Sellers, possesses, directly or indirectly, any financial interest in, or is a director, officer or employee of, any Person which is a competitor or material supplier, dealer, lessor or lessee of a Target Group Company or (ii) has any interest in any material assets used or held for use by a Target Group Company.

3.1.16                      Compliance with Applicable Law

Except as set forth in Schedule 3.1.16 of the Seller Disclosure Letter, each Target Group Company is, and since July 1, 2009, and, to the knowledge of the Sellers, has prior to that date, been conducting the Business in compliance in all material respects with all Applicable Laws and in material compliance with all internal and posted policies with respect to privacy, personal information and/or data or system security applicable to the Business. Except for ordinary course customer complaints and as disclosed in Schedule 3.1.16 of the Seller Disclosure Letter, neither Target Group Company has received, since July 1, 2009, any written notice of any claim or default with respect to, or alleged breach of or investigation under any Applicable Laws or with respect to internal and posted policies with respect to privacy, personal information and/or data or system security applicable to the Business. Marketing agents and dealers as a group acting on behalf of the Target Group Companies are, and have been since July 1, 2009, in compliance in all material respects, with all Applicable Laws relating to marketing Water Heaters, HVAC Equipment and Protection Plans.

3.1.17                      Licences

Schedule 3.1.17(a) of the Seller Disclosure Letter is a true, correct and complete list of all material Licences held by the Target Group. All such Licences are in full force and effect. Except as set forth in Schedule 3.1.17(b) of the Seller Disclosure Letter, no proceeding is in progress or, to the knowledge of the Sellers, pending or threatened to revoke, cancel, suspend or limit any Licence. Subject to receiving the consent of or providing notice to the applicable Governmental Authority in respect of the Licences listed on Schedule 3.1.17(c) of the Seller Disclosure Letter, the consummation of the transactions contemplated in this Agreement, will not create any right of termination, revocation, alteration or limitation on the part of the Governmental Authority granting any such Licence.

3.1.18                      Title to Properties

Except for the Encumbrances in favour of Home Trust Company and Maxium that will be released contemporaneously with Closing as contemplated in Section 2.2.3(b) and Section 6.1.7 and the Permitted Encumbrances, a Target Group Company is the absolute beneficial owner of, and has good and marketable title to, free and clear of all Encumbrances, each Asset, including all leases and licenses.

3.1.19                      Equipment and Equipment Condition

All material Equipment used in the Business (other than for avoidance of doubt, Water Heaters and HVAC Equipment in the possession of Customers of the Target Group) is indicated in Schedule 3.1.19 of the Seller Disclosure Letter. The Target Group owns or leases all of such Equipment, being all of the tangible personal property necessary to operate the Business as now conducted, and all such Equipment is in good condition, repair and working order, in all material respects having regard to its use and age.

3.1.20                      Contracts, Equipment Leases

(a)
Except for the Equipment Leases listed in Schedule 3.1.20(a) of the Seller Disclosure Letter, the Contracts listed in Schedule 3.1.20(a) of the Seller Disclosure Letter, the guarantees set forth in Schedule 3.1.12(a) of the Seller Disclosure Letter, the royalty agreements set forth in Schedule 3.1.12(b) of the Seller Disclosure Letter, the Contracts with Related Parties listed in Schedule 3.1.15(b) of the Seller Disclosure Letter, the Contracts of employment in writing related to Employees set out on the Employee List, the Contracts in respect of the Excluded Liabilities and the Leases listed in Schedule 3.1.21(b) of the Seller Disclosure Letter, no Target Group Company is a party to or bound by any:

(i)	Contract involving aggregate payments to or by or liabilities of either Target Group Company in excess of Two Hundred and Fifty Thousand Dollars ($250,000);

(ii)	Contract that is not in the ordinary course of the Business;

(iii)	Contract containing continuing covenants limiting the freedom of either Target Group Company to compete in any line of business with any Person or in any area or territory or to solicit any customers;

(iv)	Contract that relates to Tax-sharing;

(v)	Contract for the sale of any material assets of the Target Group;

(vi)	Contract, except for Customer Contracts, restricting or setting any parameters around rates that can be charged for renting or providing services related to Water Heaters and HVAC Equipment;

(vii)	Contract contemplating prepayment or deposit by a Target Group Company of an amount greater than One Hundred Thousand Dollars ($100,000);

(viii)
Contract with any non-solicitation covenants in favour of the Corporation (other than any such Contract with employees, contractors, or distributors whereby such employee, contractor or distributor is to receive payments of less than One Hundred Thousand Dollars ($100,000) per year);

(ix)	Contract related to billing or collections;

(x)	Contract with residual, legacy, earnouts, commissions or run-off payments, other than commissions with respect to Independent Contractors for ongoing services in the ordinary course of business;

(xi)	Contract for the purchase or sale of any equipment or fixed or capital assets having a fair market value in excess of $100,000 per year;

(xii)
license, royalty or other agreement relating to Intellectual Property or Technology to which either Target Group Company is a party or is bound by (whether as licensor, licensee, or otherwise) that is material to the Business other than off-the-shelf, click wrap or shrink wrap Software;

(xiii)	Contract which requires or may require the provision by a Target Group Company to any Person of goods or services having a fair market value in excess of $100,000;

(xiv)	joint venture, partnership, or similar Contract;

(xv)
strategic alliance, co-marketing, co-promotion, or similar Contract, and any Contract involving a sharing of profits, losses, costs or Liabilities with any other Person which, in each case, involves payment to or from a Target Group Company of more than $250,000 during any 12-month period; or

(xvi)	Contract evidencing Debt of a Target Group Company;

(collectively, the “Material Contracts”).

(b)
Each of the Material Contracts is in full force and effect. There have been no amendments to any of the Material Contracts other than as identified in Schedule 3.1.20(b) of the Seller Disclosure Letter.

(c)
True and correct copies of the Material Contracts, the Equipment Leases listed in Schedule 3.1.20(a) of the Seller Disclosure Letter and the Business Beneficiary Non-Competition Agreements have been made available to the Buyer or its solicitors, except

(i)
in the case of certain Material Contracts containing competitively sensitive information, which such agreements will be made available to the Buyer after the date of this Agreement under arrangements mutually accepted to the Parties;

(ii)
in the case of the Contracts listed on Schedule 3.1.20(c)(ii) of the Seller Disclosure Letter, and in respect of which the Sellers represent and warrant that such Contracts are consistent in all material respects with the terms and conditions contained in the form of Contract made available to the Buyer at item 4.2.2.1 in the Data Room;

(iii)
in the case of the Contracts listed on Schedule 3.1.20(c)(iii) of the Seller Disclosure Letter, and in respect of which the Sellers represent and warrant that such Contracts are consistent in all material respects with the terms and conditions contained in the form of Contract made available to the Buyer at  item 4.2.1.1.4 in the Data Room;

(iv)
in the case of the Contracts listed on Schedule 3.1.20(c)(iv) of the Seller Disclosure Letter, and in respect of which the Sellers represent and warrant that such Contracts are consistent in all material respects with the terms and conditions contained in the Countrywide Builder Agreement made available to the Buyer at item 4.2.1.11 in the Data Room;

(v)
in the case of the Contracts listed on Schedule 3.1.20(c)(v) of the Seller Disclosure Letter, and in respect of which the Sellers represent and warrant that such Contracts are consistent in all material respects with the terms and conditions contained in the Vineyard Village Builder Agreement made available to the Buyer at item 4.2.1.34 in the Data Room; and

(vi)
in the case of the Contracts listed on Schedule 3.1.20(c)(vi) of the Seller Disclosure Letter, and in respect of which the Sellers represent and warrant that such Contracts are consistent in all material respects with the terms and conditions contained in the Empire Communities Builder Agreement made available to the Buyer at item 4.2.1.33 in the Data Room.

(d)
Since July 1, 2009, there has not been, nor to the knowledge of the Sellers, prior to that date, nor is there currently any existing material default by a Target Group Company under any Material Contract or Equipment Lease listed in Schedule 3.1.20(a) of the Seller Disclosure Letter and, to the knowledge of the Sellers, there is no existing material default on the part of any other party thereto and, to the knowledge of the Sellers, no event exists which, after the giving of notice or the lapse of time or both, would constitute such a material default.

(e)
The information set forth in Schedule 3.1.20(e) of the Seller Disclosure Letter regarding the number of Customers with Customer Contracts and at the prices set out therein, in each case as at the date of this Agreement, is true and correct in all material respects. All of the Customer Contracts contemplate payments to be made not less frequently than annually in Canada and in Canadian dollars. Except for unmatched inventory of Water Heaters and HVAC Equipment representing less than one percent (1%) of Water Heaters and HVAC Equipment in the possession of Customers, the location of each Water Heater and HVAC Equipment and a true and complete schedule of the aging of the Water Heaters and HVAC Equipment are set forth in Schedule 3.1.20(e) of the Seller Disclosure Letter. At least one Target Group Company is a party to each of the Customer Contracts (including any Arrangement) and no Affiliate of either Target Group Company (other than another Target Group Company) is a party to any Customer Contract. No default by the Target Group Companies or, to the knowledge of the Sellers, by the other parties thereto exists under any Customer Contract except, in the latter case, as has been provided for in the Financial Statements and payment defaults incurring thereafter in the ordinary course. To the knowledge of the Sellers, substantially all of the Customer Contracts (other than any Arrangement) have been properly executed by the Customer. Each Customer Contract is a valid and legally binding agreement of the Customer enforceable in accordance with its terms. Each Customer Contract (other than any Arrangement) completely and accurately describes the Water Heater subject thereto in all material respects. Each Customer Contract conforms to all Applicable Law in all material respects and is consistent in all material respects with the advertising and publicity material of the Target Group provided to the applicable Customer. To the knowledge of the Sellers, the information in substantially all of the Customers Contracts pertaining to the applicable names, addresses, rental rates and equipment are true and completely and accurately described in all material respects. No deposit or prepayment has been made by a Customer under its Customer Contract or accepted by the Sellers except as disclosed in Schedule 3.1.20(e) of the Seller Disclosure Letter. To the knowledge of the Sellers, there are no setoffs, counterclaims or defences on part of any Customer which would impair or otherwise affect the ability of the Buyer to enforce such Customer Contract in full.

(f)
Set forth in Schedule 3.1.20(f) of the Seller Disclosure Letter are true and complete copies of each of the forms of Customer Contracts applicable to all Water Heaters, HVAC Equipment and Protection Plans since July 1, 2009 and, to the knowledge of the Sellers, prior to July 1, 2009.  There are no material terms to any of the Customer Contracts, except for those contained in such forms and as disclosed at Schedule 3.1.20(f) of the Seller Disclosure Letter.

(g)
Schedule 3.1.20(g) of the Seller Disclosure Letter accurately reflects the allowances, commissions, royalty payments and run-off payments for each Contract listed on Schedule 3.1.20(g) of the Seller Disclosure Letter. Items 4.2.2.6 and 4.2.2.7 of the Data Room accurately reflect the allowances, commissions, royalty payments and run-off payments for each Contract listed on Schedule 3.1.20(c)(ii) of the Seller Disclosure Letter.

3.1.21                      Real Property

(a)
The Target Group does not own or hold registered or beneficial fee simple or freehold title to any real property and is not subject or party to any agreement or option to own, freehold title to any real property or any interest in real property other than the Leases.

(b)
Schedule 3.1.21(b) of the Seller Disclosure Letter sets forth a true and complete list of the Leases and identifies the parties to each Lease. Each of the Leases is in good standing, creates a good and valid leasehold estate in the premises thereby demised and is in full force and effect. There have been no amendments to any of the Leases other than as identified in Schedule 3.1.21(b) of the Seller Disclosure Letter.

(c)
Other than the Leases identified in Schedule 3.1.21(b) of the Seller Disclosure Letter, the Target Group is not a party to or bound by or subject to any agreement or offer to become a party to, any lease, sublease, license or other material occupancy agreement with respect to real property.

(d)	True and complete copies of the Leases have been made available to the Buyer or its solicitors.

(e)
There is no existing material default by a Target Group Company under any Lease and no event or circumstances has occurred which would reasonably be expected to constitute a material default, either with the passage of time or giving of notice or both under any of the Leases on the part of any Target Group Company or, to the knowledge of the Sellers, on the part of any other party to such Lease.

(f)
All interests held by any Target Group Company as lessee, sub-lessee or occupant under the Leases are held free and clear of all Encumbrances other than Permitted Encumbrances and rights of creditors of any lessor or sub-lessor, as applicable, holding an Encumbrance on the property subject to the Lease.

(g)
There is no existing material defect or condition affecting any of the Leased Premises which is materially impairing the current use of such Leased Premises in connection with the Business and the Target Group.

3.1.22                      Environmental Matters

(a)	Except as would not reasonably be expected to have a Material Adverse Effect:

(i)	the Target Group is in compliance with all applicable Environmental Laws; and

(ii)	the Target Group possesses and is in compliance with all Environmental Permits necessary to operate the Business.

(b)
All such Environmental Permits are listed on Schedule 3.1.22 of the Seller Disclosure Letter. The Environmental Permits are in full force and effect. There are no proceedings in progress, or to the knowledge of the Sellers, pending or threatened, which may result in the cancellation, revocation or suspension of any Environmental Permit.

(c)	None of the Target Group, the Business nor the Assets are the subject of any Remedial Order.

(d)
The Target Group has not received, in the past three (3) years, any Environmental Notice alleging that a Target Group Company is in violation of or has any liability under any Environmental Law which is unresolved.

(e)
The Target Group has not entered into or agreed to any consent, settlement or other agreement, nor is the Target Group subject to any Order in any judicial, administrative, arbitral, or other forum, relating to compliance with or liabilities under any Environmental Law.

(f)
The Target Group has not released any Hazardous Substances at, on or under any part of the Leased Premises and, to the knowledge of the Sellers, there are no Hazardous Substances present, within the area bounded by the ceiling, walls and floor of the Leased Premises (and excluding for avoidance of doubt, anything outside such boundaries), in each case except as would not reasonably be expected to result in a material liability under any Environmental Law.

(g)
The Target Group has made available to the Buyer all material environmental audits, assessments, reports and similar reviews, and all material correspondence, regarding environmental matters, to the extent such records are in the possession or under the control of the Target Group.

3.1.23                      Employees

(a)	Schedule 3.1.23(a) of the Seller Disclosure Letter sets forth the Employee List which indicates:

(i)	the titles of all Employees together with the location of their employment;

(ii)	the date each Employee was hired;

(iii)	which Employees are subject to a written employment contract with the Target Group;

(iv)
the annual wage of each Employee at the date of such list, any bonuses paid to each Employee since the end of the Target Group’s last completed financial year and prior to the date of such list and all other bonuses, incentive schemes, benefits, commissions and other material compensation to which each Employee is entitled;

(v)	the vacation days to which each Employee is entitled on the date of such list; and

(vi)	such Employees that are not actively working on the date of this Agreement due to leave of absence, illness, injury, accident or other disabling condition.

(b)
Schedule 3.1.23(b) of the Seller Disclosure Letter lists all Contracts with any Employee who is a manager or executive of the Target Group or is being provided annual compensation of more than $100,000.

(c)
Schedule 3.1.23(c) of the Seller Disclosure Letter lists all Contracts providing for severance, termination or similar payments or entitlements of more than $100,000, including on a change of control of the Target Group.

(d)
No Target Group Company has been, or is currently, a party to any Collective Agreement. No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any of the Employees including by way of certification, interim certification, voluntary recognition, related employer or successor employer rights, or to the knowledge of the Sellers, has applied or threatened to apply to be certified as the bargaining agent of any of the Employees.

(e)
Schedule 3.1.23(e) of the Seller Disclosure Letter lists (i) all Persons who are currently performing services for the Target Group as Independent Contractors under an “active contract”, and (ii) the current rate of compensation and total fees paid during the 12-month period beginning on April 1, 2013 and ending on March 31, 2014 of each such Person. An Independent Contractor is under an active contract if such Independent Contractor has (i) completed a sale of Water Heaters and/or HVAC Equipment within the past one-hundred and twenty (120) days of the date of such list or (ii) performed services in furtherance of the installation, maintenance and servicing of Water Heaters and/or HVAC Equipment and/or thermostats, including through Protection Plans, within the past one hundred and twenty (120) days of the date of such list. Substantially all of the Independent Contractors provide services to the Target Group pursuant to standard form agreements and a copy of each standard form agreement has been made available to the Buyer.

(f)
Except as disclosed on Schedule 3.1.28 of the Seller Disclosure Letter, since July 1, 2009, no notice in writing has been received by the Target Group of any complaint filed by any of its Employees or former employees against the Target Group or any current or former officer or director thereof, or to the knowledge of the Sellers is threatened or pending, claiming or alleging that the Target Group has violated any laws applicable to employee or human rights, or of any complaints or proceedings of any kind involving the Target Group or any of the Employees of the Target Group before any Governmental Authority, including a labour relations board, tribunal or commission.

(g)
The Target Group is in material compliance, with all applicable labour and employment equity legislation applicable to the Employees, including all employment standards, human rights, labour relations, occupational health and safety, pay equity, employment equity and workers’ compensation or workplace safety and insurance legislation.

(h)
Correct and complete copies of all of the Contracts under Sections 3.1.23(b) and 3.1.23(c) have been made available to the Buyer and templates of the Contracts that describe all of the terms of the Contracts relating to the lists set out in Schedule 3.1.23 of the Seller Disclosure Letter have been made available to the Buyer.

(i)
All Employees are subject to a written employment contract with the Target Group. For greater certainty, no Employees are subject to an oral employment contract with the Target Group and no Employees have any oral entitlements in addition to the entitlements under their written employment contracts with the Target Group.

(j)
The aggregate weighted average increase in compensation from the base salary payable to the Employees between the Bring-Down Date and up to and including the date of this Agreement is three percent (3%).

3.1.24                      Benefit Plans

(a)
Schedule 3.1.24(a) of the Seller Disclosure Letter contains a true and complete list of all Benefit Plans and all material documents that support each Benefit Plan. No Target Group Company is a party to or bound by, nor does either Target Group Company have any liability with respect to, any Benefit Plans other than those listed in Schedule 3.1.24(a) of the Seller Disclosure Letter.

(b)	Except as indicated in Schedule 3.1.24(b) of the Seller Disclosure Letter:

(i)	there are no participating employers that have any obligations or liabilities with respect to any Benefit Plan other than the Target Group; and

(ii)	neither Target Group Company has any obligations or liabilities under any Benefit Plan, including to provide benefits, to any Person who is not an employee, director or officer or former employee, director or officer of that Target Group Company.

(c)
Each Benefit Plan is in compliance with and is, and has been, established, registered (where required by Applicable Law), administered, funded and invested in all material respects with, Applicable Law and the terms of such Benefit Plans including the terms of the material documents that support such Benefit Plans.

(d)	With respect to each of the Benefit Plans, true and complete copies of each of the following documents, if applicable, have been made available to the Buyer:

(i)	the document or documents establishing the current terms of the Benefit Plan; and

(ii)	all other Contracts material to the Benefit Plan.

(e)
No Benefit Plan is a Pension Plan, and none of the Benefit Plans provide benefits beyond retirement or other termination of service to Employees or former Target Group employees or to the beneficiaries or dependants of such employees.

(f)
Except as set forth in Schedule 3.1.24(f) of the Seller Disclosure Letter, the Target Group does not have any obligations to pay any change-in-control, sale, completion, incentive, stay, retention and similar bonuses or payments to any current or former employee as a result of the transactions contemplated in this Agreement.

(g)
Except as described on Schedule 3.1.24(g) of the Seller Disclosure Letter, the Target Group has not received any notice in writing of any pending investigations, and to the knowledge of the Sellers there are no pending or threatened investigations, by any Governmental Authority involving or relating to an Benefit Plan or any claims (except for claims for benefits payable in the normal operation of the Benefit Plans), suits, actions or proceedings against the Target Group in respect of any Benefit Plan.

3.1.25                      Independent Contractors

Except as indicated in Schedule 3.1.25 of the Seller Disclosure Letter, no Independent Contractor was paid more than $100,000 in any of the past three (3) fiscal years of the Target Group. Each Independent Contractor, including the Independent Contractors who are listed in Schedule 3.1.25 of the Seller Disclosure Letter, has been properly classified as an independent contractor and the Target Group has not received any notice in writing or any material oral notice from any Governmental Authority disputing such classification.

3.1.26                      Occupational Health and Safety

All inspection reports received by the Target Group in the past three (3) years under Occupational Health and Safety Acts have been made available to the Buyer. Except as set forth in Schedule 3.1.26 of the Seller Disclosure Letter, there are no outstanding Orders nor any pending charges made under any Occupational Health and Safety Acts relating to the Target Group or the Business and there have been no fatal or critical accidents within the last three (3) years which might reasonably be expected to lead to charges involving the Target Group under Occupational Health and Safety Acts. The Target Group has complied with all Orders issued under Occupational Health and Safety Acts in all material respects.

3.1.27                      Workers’ Compensation

Except as disclosed in Schedule 3.1.27 of the Seller Disclosure Letter, there are no notices of assessment, provisional assessment, reassessment, supplementary assessment, penalty assessment or increased assessment (collectively, “assessments”) which the Target Group has received prior to the date of this Agreement during the past three (3) years from any workers’ compensation or workplace safety and insurance board or similar authorities in any jurisdictions where the Business is carried on which are unpaid.

3.1.28                      Litigation

Except as disclosed in Schedule 3.1.28 of the Seller Disclosure Letter, there is no claim, demand, suit, action, proceeding, litigation, complaint, investigation, inquiry, grievance, mediation, arbitration or governmental proceeding, including appeals and applications for review, in progress against, by or relating to either Target Group Company or the Business, nor, to the knowledge of the Sellers, are any of the same pending or threatened. Except as disclosed in Schedule 3.1.28 of the Seller Disclosure Letter, there is not at present any Order outstanding against either Target Group Company or, to the knowledge of the Sellers, any Order pending against either Target Group Company.

3.1.29                      Insurance

Schedule 3.1.29 of the Seller Disclosure Letter is a true, correct and complete list of all insurance policies (specifying the insured, the amount of coverage, the type of insurance, the policy number and any unpaid claims made thereunder) maintained by the Target Group as of the date of this Agreement except for any such policy that pertains solely to a Benefit Plan. All such policies of insurance are in full force and effect and neither Target Group Company is in material default (and there exists no event, occurrence, condition or fact which, with the giving of notice, the lapse of time or the happening of any other event or condition, would constitute a breach or default by the Sellers or a Target Group Company or permit termination or modification or deny coverage) with respect to any of the provisions contained in any such policies of insurance or has failed to give any notice or pay any premium or present any claim under any such insurance policy. Except as set forth on Schedule 3.1.29 of the Seller Disclosure Letter, no Target Group Company has received any notice in writing from any of its insurance carriers that any insurance premiums will be materially increased in the future. As of the date of this Agreement, none of the insurers of a Target Group Company has provided any notice to the Sellers or a Target Group Company that it will not cover any claim reported by any Target Group Company under any such insurance policy. Neither Seller nor either Target Group Company is aware of (i) any claims by a Target Group Company for which insurers have denied coverage or reserved their rights, (ii) any current or historical insurers providing coverage to a Target Group Company, which insurers have become insolvent, or (iii) any liability limits that have been eroded or materially impaired by claims. Except as set forth in Schedule 3.1.29 of the Seller Disclosure Letter, no Seller Policy or any policies or coverage provided to a Target Group Company will terminate as a result of the transactions contemplated by this Agreement and the Closing Documents.

3.1.30                      Intellectual Property Rights

Schedule 3.1.30(a) of the Seller Disclosure Letter contains a true and complete list of all Intellectual Property owned by a Target Group Company which has been registered, or for which applications for registration have been filed, in any jurisdiction (the “Registered IP”), along with all material unregistered Trade-marks used by the Target Group. To the knowledge of the Sellers, the Registered IP is unexpired, valid and enforceable. There is no Intellectual Property used by a Target Group Company that is owned by the Sellers, except for the Software and other Intellectual Property set out in Schedule 3.1.30(b) of the Seller Disclosure Letter. All material Intellectual Property used by a Target Group Company is either owned by such Target Group Company or such Target Group Company otherwise possesses adequate rights for use of same in the Business. Neither UBOS, nor Code on Time, nor, to the knowledge of the Sellers, any of the Target Group, or any other Intellectual Property or Technology owned by a Target Group Company or used in the Business, nor the conduct of the Business, infringes, misappropriates or passes off any Intellectual Property rights of any Person. The Target Group has not received any written charge, complaint, claim, demand or notice alleging any such infringement, misappropriation or passing off. To the knowledge of the Sellers, there are no infringements or misappropriations of, or passing-off related to, the Intellectual Property owned by a Target Group Company, by third parties. The Target Group has taken commercially reasonable precautions to protect the Confidential Information that is material to the Business based on the sensitivity level of same. The Target Group has taken the precautions described in Schedule 3.1.30(d) of the Seller Disclosure Letter to maintain the security of their material internal computer systems and, to the knowledge of the Sellers, except as described in Schedule 3.1.30(e) of the Seller Disclosure Letter, there have been no confirmed material breaches or violations of, or unauthorized accesses to, such systems in the twelve (12) month period prior to the date hereof. To the knowledge of the Sellers, no material Software owned by the Target Group is subject to any so called “open source” or similar license requiring access to, or conveyance, licensing or distribution by the Target Group of the source code for such Software by or to the public.

3.1.31                      Brokers

No Person acting on behalf of the Sellers or any of its Affiliates (including either Target Group Company) is or will be entitled to any brokerage fee, commission, finder’s fee or financial advisory fee from the Buyer or any of its Affiliates or a Target Group Company in connection with the transactions contemplated by this Agreement or any Closing Documents.

3.1.32                      Bank Accounts

The name and city of each bank or other depository in which the Target Group maintains any bank account, trust account or safety deposit box is set forth in Schedule 3.1.32 of the Seller Disclosure Letter, along with the (i) the account number of each such account, (ii) the names of all persons authorized to draw thereon, and (iii) all authorized signatories with respect to such accounts.

3.1.33                      Actions

There are no (a) outstanding Orders against either Seller, which have or could have a material adverse effect on the ability of such Seller to consummate the transactions contemplated hereby or (b) actions, suits, claims or legal, administrative or arbitration proceedings or investigations pending or, to the knowledge of the Sellers, threatened against either Seller, excluding the existing claims under the Ontario Superior Court of Justice court file no. CV-12-470200 involving the Buyer, the Corporation and JEGI, which have or could have a material adverse effect on the ability of the Sellers to consummate the transactions contemplated hereby.

3.1.34                      Residence

JEGI is not a non-resident of Canada within the meaning of the ITA. JEOLP is a “Canadian partnership” for the purposes of the ITA.

3.1.35                      Product Liability and Warranty

(a)
Except as disclosed in Schedule 3.1.35(a) of the Seller Disclosure Letter, there are no existing claims or liabilities relating to the deficiency of the design or manufacture of a product designed, manufactured, distributed, marketed, serviced, sold, leased or delivered by either Target Group Company which arise from or are alleged to arise from any injury to individuals or property as a result of the ownership, possession or use of any such product during the three (3) years preceding the date of this Agreement.

(b)
Except as disclosed in Schedule 3.1.35(b) of the Seller Disclosure Letter, there (i) has been no material recall or material investigation by the Target Group or its Affiliates, or, to the knowledge of the Sellers, threatened material recall or material investigation by any other Person during the three (3) years preceding the date of this Agreement of any product designed, manufactured, distributed, marketed, serviced, sold, leased or delivered by a Target Group Company or their predecessors, and (ii) is no material recall in progress or contemplated by the Target Group of any product designed, manufactured, distributed, marketed, serviced, sold, leased or delivered by a Target Group Company or any of their predecessors.

(c)
Except as disclosed in Schedule 3.1.35(c) of the Seller Disclosure Letter, to the knowledge of the Sellers, no product or service designed, manufactured, distributed, marketed, serviced, sold, leased or delivered by a Target Group Company or any of their predecessors is subject to any material guarantee, warranty or other indemnity beyond the applicable standard terms and conditions of service, sale or lease provided by a Target Group Company, except for any guarantee, warranty or other indemnity that is imposed by Applicable Law.

(d)
The Target Group has supply agreements in effect which will permit the Target Group to receive gas valves at no cost, expense or payment from the Target Group, in sufficient quantities to address the product defect described in Schedule 3.1.35 of the Seller Disclosure Letter as requested by any Customer until June 30, 2014.

3.1.36                      Anti-Money Laundering; Anti-Corruption Practices

(a)
Neither Target Group Company, their respective directors, officers or employees, or, to the knowledge of the Sellers, agents, consultants or representatives has violated, and the Sellers’ execution, delivery of and performance of their respective obligations under this Agreement will not violate, any Applicable Laws related to money laundering or government guidance regarding anti-money laundering and international anti-money laundering principles or procedures of an intergovernmental group or organization and any executive order, directive, or regulation pursuant to the authority of any of the foregoing, or any orders or licenses issued thereunder in each case to which either Target Group Company or either Seller is subject. In addition, each Target Group Company has adopted, implemented and maintained policies and procedures designed to ensure compliance with Applicable Laws related to money laundering.

(b)
Neither Target Group Company, their respective directors, officers or employees, or, to the knowledge of the Sellers, agents, consultants or representatives of a Target Group Company has, in the course of its actions for, or on behalf of, any of them (i) knowingly used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity, (ii) paid or received any bribe or otherwise unlawfully offered or provided, directly or indirectly, anything of value to (or received anything of value from) any foreign or domestic government employee or official or any other Person, (iii) violated or taken any act that would violate any provision of the United States Foreign Corrupt Practices Act of 1977 and any rules or regulations promulgated thereunder (“FCPA”), the Corruption of Foreign Public Officials Act (Canada) and any rules or regulations promulgated thereunder (“CFPOA”) or other similar laws of other jurisdictions, (iv) violated or taken any act that would violate any provision of the UK Bribery Act or other similar laws of other jurisdictions, (v) violated or taken any act that would violate the Special Economic Measures Act (Canada), as amended, and any rules or regulations promulgated thereunder (“SEMA”) or other similar laws of other jurisdictions, or (vi) violated or taken any act that would violate the Freezing Assets of Corrupt Foreign Officials Act (Canada) and any rules or regulations promulgated thereunder (“FACFOA”) or other similar laws of other jurisdictions; in each case to which either Target Group Company is subject. Each Target Group Company has instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance with the FCPA, UK Bribery Act, CFPOA, SEMA and FACFOA to the extent applicable. Neither Target Group Company, their respective directors, officers or employees, or, to the knowledge of the Sellers, agents, consultants or representatives has, directly or indirectly, taken any action in violation of any export restrictions, anti-boycott regulations, embargo regulations or other similar applicable Canadian, United States or other foreign law. Neither Target Group Company, their respective directors, officers or employees, or, to the knowledge of the Sellers, agents, consultants or representatives is (i) a “specially designated national” or blocked person under United States sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), (ii) a Person identified under SEMA, FACFOA or any United Nations resolution or regulation or (iii) otherwise a target of economic sanctions under other similar applicable Canadian, United States or foreign laws. No Target Group Company, their respective directors, officers or employees, or, to the knowledge of the Sellers, agents, consultants or representatives has engaged in any business with any Person with whom, or in any country in which, (i) it is prohibited for a United States person to engage under Applicable Law or under applicable United States sanctions administered by OFAC or (ii) it is prohibited for a Person to engage under SEMA, FACFOA, any United Nations resolution or regulation or any other Applicable Law.

3.1.37                      Value of Assets

The value of all assets of the Target Group, determined in accordance with the Investment Canada Act, is less than $354 million.

3.1.38                      Internal Control over Financial Reporting

No Target Group Company has received any complaint or claim in writing regarding a material aspect of the accounting practices, procedures, methodologies or methods of any such Person or any such Person’s internal accounting controls, including any such complaint or claim that such Person has engaged in questionable accounting or audit practices. Any management letters from the auditors to the Target Group regarding (i) financial reporting and internal accounting controls which are reasonably likely to adversely affect the ability of any such Person to record, process, summarize and report financial data, (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in any such Person’s internal control over financial reporting, and (iii) any other material deficiencies in the accounting system of any such Person have been made available to the Buyer.

3.1.39                      Enbridge Billing Matters

Each Target Group Company has a Contract with Enbridge Gas Distribution Inc. (“Enbridge”) permitting for billing applicable Customers on Enbridge utility bills. Those Contracts and the Enbridge billing ID numbers in respect of such Contracts are as disclosed at Schedule 3.1.20(a)(ix) of the Seller’s Disclosure Letter, and such billing ID numbers shall be available for use by the applicable Target Group Company after Closing.

3.2	Representations and Warranties of Buyer

The Buyer represents and warrants to each of the Sellers as follows and agrees that such representations and warranties shall survive the Closing as provided in Section 3.5 and acknowledges that each of the Sellers is relying upon such representations and warranties in entering into this Agreement.

3.2.1                      Corporate Matters

(a)
The Buyer is a limited partnership duly formed and validly existing under the laws of Manitoba. The General Partner is an unincorporated, limited purpose trust duly established and validly existing under the laws of the Province of Ontario. The Trustee is a corporation duly incorporated and organized, and is validly existing and in good standing under the laws of the Province of Ontario. No proceedings have been taken or authorized by the Trustee, the General Partner or the Buyer or, to the best of the Trustee’s, General Partner’s or the Buyer’s knowledge, by any other Person, with respect to the bankruptcy, insolvency, liquidation, dissolution or winding up of the Trustee, the General Partner or the Buyer.

(b)
The Trustee, in its capacity as trustee of the General Partner of the Buyer, has all necessary corporate power and authority to execute and deliver, and to observe and perform the Buyer’s covenants and obligations under, this Agreement and the Closing Documents to which the Buyer is a party.

(c)
The Trustee, in its capacity as trustee of the General Partner of the Buyer, has taken or will prior to Closing take all corporate action necessary to authorize the execution and delivery of, and the observance and performance of the Buyer’s covenants and obligations under, this Agreement and the Closing Documents to which the Buyer is a party.

(d)
This Agreement has been, and each Closing Document to which the Buyer is a party will on Closing be, duly executed and delivered by the Trustee, as trustee of the General Partner, in its capacity as general partner of the Buyer, and this Agreement constitutes, and each Closing Document to which the Buyer is a party will on Closing constitute, a valid and binding obligation of the Buyer enforceable against the Trustee, the General Partner and the Buyer in accordance with its terms.

3.2.2                      Absence of Conflicting Agreements

None of the execution and delivery of, nor the observance and performance by the Trustee, as trustee of the General Partner, in its capacity as general partner of the Buyer, of, any covenant or obligation under, this Agreement or the Closing Documents to which the Buyer is a party or the Closing contravenes or results in a violation of, or a default under, or right of acceleration or termination of, any obligation under:

(a)	any Applicable Law;

(b)	the Articles, by-laws, or resolutions of the directors or shareholders of the Buyer, the General Partner or the Trustee; or

(c)	the provisions of any agreement or Order to which the Buyer, the General Partner or the Trustee is a party or bound, except as would not reasonably be expected to cause a material adverse effect.

3.2.3                      Investment Canada Act

The Buyer is a WTO Investor within the meaning of the Investment Canada Act.

3.2.4                      Consents and Approvals

Except for the Competition Act Approval, no consent, approval, Licence, Order, authorization, registration or declaration of, or filing with, any Governmental Authority or other Person is required by the Buyer in connection with the:

(a)	execution and delivery by the Trustee, as trustee of the General Partner, in its capacity as general partner of the Buyer, of this Agreement or any Closing Document to which the Buyer is a party, or

(b)
observance and performance by the Trustee, as trustee of the General Partner, in its capacity as general partner of the Buyer, of the Buyer’s obligations under this Agreement or any Closing Documents to which the Buyer is a party.

3.2.5                      Financial Capacity

The Buyer will have at Closing, immediately available funds necessary to consummate the transactions contemplated by this Agreement (including payment of the Purchase Price) and to pay all related fees and expenses.

3.2.6                      Securities Legislation

The Buyer is an “accredited investor” within the meaning of National Instrument 45-106 – Prospectus and Registration Exemptions and if the Buyer is not a Person resident in Canada, the purchase of the Purchased Shares pursuant to this Agreement will be made in compliance with the Applicable Law in which the Buyer resides.

3.2.7                      Litigation

Except for the existing claims (a) under the Ontario Superior Court of Justice court file nos. (i) CV-12-470200 involving the Buyer, the Corporation and JEGI, and (ii) CV-10-404128 involving the Buyer and the Corporation, and (b) relating to the Competition Bureau application pursuant to section 79 of the Competition Act regarding abuse of dominance against Buyer (court file no. CT 2012-0002), there is no suit, action, claim, arbitration or other legal proceeding in progress or to the Buyer’s knowledge, pending or threatened that challenges or that is reasonably likely to have the effect of preventing, delaying or otherwise interfering with the ability of the Buyer to perform its obligations hereunder, or that would prevent or delay the Closing.

3.2.8                      Brokers

No Person acting on behalf of the Buyer or any of its respective Affiliates is or will be entitled to any brokerage fee, commission, finder’s fee or financial advisory fee from the Sellers in connection with the transactions contemplated by this Agreement.

3.3	Qualification of Representations and Warranties

Any representation or warranty made by a Party as to the enforceability of this Agreement or any Closing Document or any Contract, Lease or Equipment Lease is subject to the following qualifications:

(a)	specific performance, injunction and other equitable remedies are discretionary and, in particular, may not be available where damages are considered an adequate remedy; and

(b)	enforceability may be limited by bankruptcy, insolvency, liquidation, reorganization, reconstruction and other laws generally affecting enforceability of creditors’ rights.

3.4	Survival of Representations, Warranties, Covenants and Agreements of Sellers

All representations, warranties, covenants and agreements made by a Seller in this Agreement or any Closing Document shall survive the Closing and shall continue in full force and effect as follows:

(a)
the representations and warranties set forth in Sections 3.1.1 (Corporate Matters), Section 3.1.4 (Authorized and Issued Securities of the Target Group), Section 3.1.5 (Options, Restrictions and Shareholder Agreements), Section 3.1.6 (Title to, and Right to Sell, Purchased Shares), Section 3.1.7 (Binding Agreement), Section 3.1.11 (Undisclosed Liabilities) and Section 3.1.18 (Title to Properties) (“Level 1 Fundamental Representations and Warranties”) shall survive the Closing and continue indefinitely;

(b)
the representations and warranties set forth in Section 3.1.22 (Environmental Matters) and Section 3.1.24 (Benefit Plans) shall survive for a period of (i) in the case of Section 3.1.22 (Environmental Matters), five (5) years from the Closing Time, and (ii) in the case of Section 3.1.24 (Benefit Plans), ten (10) years from the Closing Time (the “Claim Period”) during which any claim may be brought in respect of the matters address in Section 3.1.22 or Section 3.1.24, as the case may be, by any Person and thereafter the Sellers shall not have any further liability hereunder with respect to such representations and warranties except with respect to claims properly made before the end of the Claim Period;

(c)
the representations and warranties set forth in Section 3.1.14 (Tax Matters), Section 3.1.34 (Residence), and the indemnity set forth in Section 5.2(d) shall survive the Closing Date and continue in full force and effect for the period ending six months following the date on which no assessment, reassessment or other document assessing liability for Tax may be issued by a Governmental Authority in respect of any taxation year to which such representations and warranties or indemnity extends and thereafter the Sellers shall not have any further liability hereunder with respect to such representations and warranties except with respect to claims properly made before the end of such period. Such period will be determined without regard to any consent, waiver, agreement or other document made or filed after the Closing Date that extends the period during which a Governmental Authority may issue a tax assessment, except where such consent, waiver, agreement or other document is consented to in advance in writing by the Sellers (where such consent shall not be unreasonably withheld, delayed or conditioned);

(d)
all of the other representations and warranties contained in this Agreement or any Closing Document shall survive for a period of eighteen (18) months from the Closing Time and after such period, the Sellers shall not have any further liability hereunder with respect to such representations and warranties except with respect to claims properly notified within such period in accordance with this Agreement; and

(e)
except as otherwise expressly provided in this Agreement, all covenants and agreements of the Sellers contained in this Agreement or any Closing Document shall survive the Closing and continue without time limit.

For greater certainty, there shall be no limitation on the right of the Buyer to bring any claim, action or proceeding based on any fraudulent misrepresentation of the Sellers.

3.5	Survival of Representations, Warranties, Covenants and Agreements of Buyer

All representations, warranties, covenants and agreements made by the Buyer in this Agreement or any Closing Document shall survive the Closing and shall continue in full force and effect as follows:

(a)	the representations and warranties set forth in Section 3.2.1 (Corporate Matters) shall survive the Closing and continue indefinitely;

(b)
all of the other representations and warranties in this Agreement and in any Closing Document shall survive for a period of eighteen (18) months from the Closing Time and after such period, the Buyer shall have no further liability hereunder with respect to such representations and warranties except with respect to claims properly notified within such period in accordance with this Agreement; and

(c)
except as otherwise expressly provided in this Agreement, all covenants and agreements of the Buyer contained in this Agreement or any Closing Document shall survive the Closing and continue without time limit.

For greater certainty, there shall be no limitation on the right of a Seller to bring any claim, action or proceeding based on any fraudulent misrepresentation of the Buyer.

ARTICLE 4
OTHER COVENANTS OF THE PARTIES

4.1	Conduct of the Business Prior to Closing

(a)
From the date of this Agreement until the Closing, except as otherwise provided in this Agreement including the Pre-Closing Transactions or consented to in writing by the Buyer (which consent shall not be unreasonably withheld, delayed or conditioned), the Sellers shall, and shall cause each Target Group Company to: (i) conduct the Business in the ordinary course and consistent with past practice and, in any event, in compliance with Applicable Law; and (ii) use commercially reasonable efforts to maintain and preserve intact the current organization, business and franchise of the Target Group and to preserve the rights, franchises, goodwill and relationship of their employees, customers, lenders, suppliers, distributors and others having business relationships with the Target Group.

(b)
Without limiting the generality of Section 4.1(a), from the date of this Agreement until the Closing, except as otherwise provided in this Agreement including the Pre-Closing Transactions or consented to in writing by the Buyer (which consent shall not be unreasonably withheld, delayed or conditioned), the Sellers shall, and shall cause each Target Group Company to:

(i)
to continue in force and good standing all policies of insurance maintained by the Target Group as of the date of this Agreement and present all claims under such policies within the period prescribed under such policies;

(ii)	maintain its books, records and accounts consistent with past practice and, in any event, Applicable Law;

(iii)	not amalgamate, merge or consolidate with, or acquire equity interests in or material assets of, any Person other than Inventory in the ordinary course of business;

(iv)	pay and discharge the liabilities of each Target Group Company in a manner consistent with past practice and, in any event, Applicable Law, except those being contested in good faith;

(v)	not amend, terminate or cancel, or cause to amend, terminate or cancel, the Articles or by-laws of any Target Group Company;

(vi)	comply in all material respects with its covenants and obligations under the Material Contracts and Customer Contracts;

(vii)	not enter into any Contract which would be a Material Contract (other than under clause (viii) of the definition of Material Contract);

(viii)
not make any increase except in the ordinary course of business, consistent with past practice, but in any event not in excess of three percent (3%) in the compensation payable to any Employee or Independent Contractor, including any improvements to severance or termination pay, except as required by Applicable Laws or pursuant to any existing Contract;

(ix)
not issue, grant, transfer, assign or sell, subject to any Encumbrance, or directly or indirectly redeem, offer to purchase or purchase, any outstanding securities or other ownership interests of any Target Group Company;

(x)	not grant any options, warrants, convertible securities or rights to acquire or subscribe for any securities of any Target Group Company;

(xi)
not incur any Debt under clauses (i) to (x) inclusive of the definition of Debt, other than (A) such Debt incurred pursuant to the Home Trust Liability or the Maxium Financial Liability, consistent with past practice and, in any event, Applicable Law and (B) with Home Trust Company on substantially the same terms and conditions as the Home Trust Agreements to finance the expansion of the Business into the Province of Alberta;

(xii)	not make any loans, advances or capital contributions to any Person other than Related Party Debt or Inter-Company Indebtedness;

(xiii)
other than Water Heaters and HVAC Equipment purchased in the ordinary course of business, not enter into commitments for capital expenditures which would involve payments by a Target Group Company in excess of $250,000 in the aggregate;

(xiv)
not waive, release, settle or compromise any proceeding in progress or threatened, other than (A) in respect of any Excluded Liability to the extent such settlement or compromise does not involve any material change or restriction on the Business and (B) ordinary course claims by customers, former employees or independent contractors, which liabilities would, if they exist at the Calculation Time, reduce the Final Closing Working Capital;

(xv)
not sell, license, lease, option, create or grant any Encumbrance in respect of, abandon, allow to lapse or otherwise dispose of any Assets, having a value in excess of One Hundred and Fifty Thousand Dollars ($150,000) (through one or more related or unrelated transactions) other than (A) sales to customers of Water Heaters and/or HVAC Equipment in the ordinary course in accordance with Customer Contracts and

(B) Encumbrances granted pursuant to the Home Trust Agreements and Maxium Agreements;

(xvi)	not make, change or revoke, or permit of any Target Group Company to make, change or revoke, any Tax election, or file or cause to be filed an amended Tax Return unless required by Applicable Law;

(xvii)
not make, or permit any Target Group Company to make, any change in any Tax or accounting methods or policies or systems of internal accounting controls, except to conform to changes in Applicable Laws related to Taxes or regulatory accounting requirements;

(xviii)
advise, and cause each Target Group Company to advise, the Buyer promptly in writing if it becomes aware of any proceeding pending or threatened against or with respect to any Target Group Company involving a claim in excess of Twenty-Five Thousand Dollars ($25,000) or which proposes a restriction on the conduct of the Business;

(xix)	not affect any dissolution, winding-up, liquidation or termination of any of the Target Group Companies;

(xx)
not (i) terminate (other than for cause) the employment or services of any director, officer or manager except as contemplated by Section 4.7 or (ii) grant any severance or termination pay to any director, officer or manager or any other employee, except in the case of (ii) as required pursuant to any existing Contract or Benefit Plan or as required by Applicable Law;

(xxi)
not enter into any lease, agreement in the nature of a lease or agreement to lease whether as lessor or lessee, in respect of personal property, except where the aggregate annual payments under such lease or agreement and under any related service or maintenance or similar Contract does not exceed $50,000; or

(xxii)	not enter into any Contract to do or engage in any of the foregoing.

(c)
Each property and service (i) acquired by the Target Group from, or (ii) transferred by or rendered by the Target Group to, a non-arm’s length Person (within the meaning of the ITA), including pursuant to the Pre-Closing Transactions, will be transacted for consideration which is not less than the fair market value of the property or the value of services, as the case may be.

(d)
From April 1, 2014 until Closing, the Sellers shall cause the Target Group Companies to install, in the case of unit sales made through sales channels other than builder, commercial and dealer sales channels and deliver or install in the case of sales made through builder, commercial or dealer sales channels (in each case in the ordinary course of business and consistent with past practice) at least 10,000 Water Heaters and Water Heater Equivalents (in the aggregate and net of returns and buy-outs by Customers) in connection with (i) in the case of unit sales made through sales channels other than the builder, commercial and dealer sales channels, Customer Contracts entered into after March 31, 2014 (in the ordinary course of business and consistent with past practice), (ii) in the case of unit sales made through dealer sales channels, units delivered or installed to homes pursuant to Customer Contracts entered into after March 31, 2014 (in the ordinary course of business and consistent with past practice), or (iii) in the case of unit sales made through builder or commercial sales channels, units delivered or installed to homes after March 31, 2014 pursuant to Contracts with a builder (in the ordinary course of business and consistent with past practice).  To the extent the number of installed Water Heaters and Water Heater Equivalents at Closing minus the number of installed Water Heaters and Water Heater Equivalents as of March 31, 2014 is less than 10,000, the difference shall be multiplied by $910 and such product shall be added to the Target Working Capital and the definition of Target Working Capital shall be automatically deemed to be amended to reflect such amount.  For the avoidance of doubt installed Water Heaters and Water Heater Equivalents shall exclude Water Heaters and Water Heater Equivalents that are included as current assets in the Closing Financial Statements.

(e)
From the date hereof until Closing, the Buyer may, with prior notice to the Sellers, contact any Employee to discuss such Employee’s role, responsibilities and other employment-related matters with the Target Group, and the Sellers and the Target Group will take reasonable efforts to encourage such Employees to enter into such discussions with the Buyer, provided such discussions do not interfere with the ordinary conduct of the Business.

(f)
No later than 60 days after the Closing Date, the Sellers shall remove all Equipment owned or leased by the Target Group that, as of the date hereof, is located at the properties listed below, and the Sellers shall place such Equipment in a facility to which the Target Group will have access to post-Closing as directed by the Buyer:

(i)	[Addresses of the premises redacted as disclosure would be seriously prejudicial to the interests of the reporting issuer.]

(g)
Prior to the Closing, the Target Group may transfer to JEGI the Target Group’s right, title and interest in and to the name “Just Eco Savings”, the Just Eco Savings website and the SmartStat brand, in each case for consideration equal to fair market value.

(h)
From the date of the completion of step 4(a) of the Pre-Closing Transactions – “Related Party Debt Consolidation” to the Closing, the Corporation shall not incur any Related Party Debt and all amounts advanced by JEGI to the Corporation during this period will be made by way of a capital contribution.

4.2	Access for Investigation

(a)	During the Interim Period and subject to Applicable Law and any applicable confidentiality restrictions in any Contract, Lease or Equipment Lease, the Sellers

shall cause the Target Group to permit the Buyer and its employees, agents, counsel, accountants or other representatives to have reasonable access during business hours to the Leased Premises, the Assets, the Books and Records and the Employees, on condition that no Person given access interferes with the ordinary conduct of the Business by the Target Group and to also provide the Buyer with reasonable access to Books and Records in electronic form. To the extent any Books and Records contain competitively sensitive information, such competitively sensitive information will be provided only to either the external legal counsel or external expert of the Buyer who shall not share such information with any other Person or to the Buyer, in a manner and in a form that the Parties agree complies with Applicable Law.

4.3	Filings with Governmental Authorities

4.3.1                      Competition Act Filings

(a)
As soon as practicable and in any event within ten (10) Business Days after the date of this Agreement (or within such other period of time as the Parties may agree), the Buyer and the Sellers will prepare and file with the Commissioner an application for an advance ruling certificate under section 102 of the Competition Act or, in the alternative, a no-action letter, in respect of the transactions contemplated by this Agreement.

(b)
Within ten (10) Business Days after the date on which the application for an advance ruling certificate under section 102 of the Competition Act has been filed (or within such other period of time as the Parties may agree), the Buyer and the Sellers will prepare and file with the Commissioner a pre-merger notification in respect of the transactions contemplated by this Agreement pursuant to section 114 of the Competition Act.

4.3.2                      Competition Act Approval Process

(a)
Subject to appropriate confidentiality protections and subject to Section 4.3.2(c), each Party shall furnish to the other Party such necessary information and reasonable assistance as the other Party may reasonably request in connection with the Competition Act Approval process and will keep the other Party reasonably informed with respect to all applications, notifications, filings and submissions relating to the Competition Act Approval process. Each Party shall: (i) have the right to review in advance, and to consult on, any written materials submitted to the Commissioner in connection with the transactions contemplated by this Agreement, (ii) promptly inform each other of any communication (or other correspondence or memoranda) received from or given to the Commissioner in connection with the transactions contemplated by this Agreement, (iii) consult with and consider in good faith the views of the other Party, prior to making any submission, providing any correspondence or entering into any agreement with the Commissioner with respect to the transactions contemplated hereby, and (iv) furnish each other with copies of all correspondence, filings and written communications with or from the Commissioner, in each case in connection with the transactions contemplated by this Agreement. Each Party, to the extent practicable and not prohibited by the Commissioner, shall provide the other Party with advance notice of and the opportunity to attend and participate in any discussion or meeting with the Commissioner in respect of any filing, investigation or other inquiry in connection with the transactions contemplated by this Agreement and to participate in the preparation for such discussion or meeting. Notwithstanding the undertakings pursuant to this Section, a Party that is required to provide any information (the “disclosing Party”) to the other Party (the “receiving Party”) under this Section shall not be required to provide to the receiving Party any information that it reasonably considers to be competitively sensitive; provided, that, in such circumstance, the disclosing Party shall provide the information to the receiving Party’s external legal counsel on an “external counsel only basis” (prior to doing so, the disclosing Party may seek an assurance from the receiving Party’s external legal counsel that it will not provide such information to the receiving Party) and, where reasonably practicable, shall provide a redacted version to the receiving Party.

(b)
The Buyer shall co-operate with the Sellers and keep the Sellers informed as to the status of the proceedings related to all applications, notifications and filings relating to Competition Act Approval. The Sellers shall co-operate with the Buyer and provide reasonable assistance to the Buyer in obtaining Competition Act Approval. the Buyer and the Sellers shall promptly furnish to the Commissioner, or his authorized representative under the Competition Act, any additional information required or reasonably requested under the Competition Act, including under a supplementary information request pursuant to subsection 114(2) of the Competition Act.

(c)
The Buyer shall use commercially reasonable efforts to obtain Competition Act Approval as soon as reasonably practicable but, in any event, no later than the Outside Date, provided that, in doing so, and for greater certainty, the Buyer shall not be required to agree or commit to:

(i)	the sale and divestiture, licensing or disposition of all or any part of the businesses or assets of the Buyer or the Target Group;

(ii)	the termination of any existing contractual rights, relationships and obligations, or entry into or amendment of any licensing arrangements;

(iii)
the taking of any action that, after consummation of this Agreement, would limit the freedom of action of, or impose any other requirement on the Buyer or the Target Group with respect to the operation of one or more of the businesses, or the assets of the Buyer or the Target Group; or

(iv)	any other remedial action whatsoever that may be necessary in order to obtain Competition Act Approval.

(d)	The Buyer shall use commercially reasonable efforts to oppose, lift or rescind any injunction or restraining or other Order seeking to prevent or delay consummation of the transactions contemplated by this Agreement and use commercially reasonable efforts to take any steps (including the appeal thereof) to vacate, modify or suspend such injunction or Order so as to enable the Parties to close the transactions contemplated hereby as soon as practicable, provided in each case that, for clarity, the Buyer shall not, in doing so, be required to agree or commit to any of those items specified in Sections 4.3.2(c)(i) to (iv).

4.3.3                      Filing Fees

The Buyer and the Sellers shall each pay half of the filing fee relating to any Competition Act Approval.

4.4	Disclosure

During the Interim Period, the Sellers shall disclose in writing to the Buyer any matter inconsistent in any material respect with any of the representations or warranties of the Sellers contained herein. In addition, not more than ten (10) days and not less than five (5) days prior to Closing, the Sellers shall deliver an updated Employee List and an update of the list of Independent Contractors described in Schedule 3.1.23(e) of the Seller Disclosure Letter.

4.5	Actions to Satisfy Closing Conditions

Subject to Section 4.3.2(c), each Party shall use its commercially reasonable efforts so as to ensure compliance with all conditions set forth in Article 6 which are for the benefit of any Party. The Parties will co-operate in exchanging such information and providing such assistance as may be reasonably required in connection with the foregoing. Without limiting the foregoing, the Sellers shall use such commercially reasonable efforts and shall cause its Affiliates to use such commercially reasonable efforts to obtain all necessary consents to the assignment to the Buyer or the Target Group of the Business Beneficiary Non-Competition Agreements, which efforts shall not require either Party to pay any money, provide any accommodation or make demand or commence any legal proceeding to obtain any third party consent, other than customary administrative fees and legal fees of such third parties.  Without limiting the foregoing, the Sellers shall also use commercially reasonable efforts to obtain the consents described in Schedule 3.1.3 of the Seller Disclosure Letter.

4.6	Confidentiality Agreement

The Buyer agrees to be bound by the Confidentiality Agreement as if it was an original party thereto and acknowledges and agrees that all information received from or on behalf of the Target Group in connection with the transactions contemplated in this Agreement shall be deemed received pursuant to the Confidentiality Agreement and the Buyer shall cause its officers, directors, employees, affiliates, financial advisors and agents, to comply with the provisions of the Confidentiality Agreement with respect to such information and the provisions of the Confidentiality Agreement are hereby incorporated in this Agreement by reference with the same effect as if fully set forth herein.

4.7	Retained Employees

The Sellers and the Buyer acknowledge and agree that the 8 individuals set forth in Schedule 4.7 of the Seller Disclosure Letter, each of whom is an employee of the Target Group, will cease to be employed by the Target Group and shall become employees of JEGI immediately prior to Closing. For greater certainty, the Sellers agree to transfer each of the individuals set forth in Schedule 4.7 of the Seller Disclosure Letter to JEGI on or before the Closing Date.

4.8	Benefit Plans and Employees

(a)
The Sellers will during the Interim Period continue to provide the Employees with the existing Benefit Plans. On Closing the Employees participation in such Benefit Plans will cease and the Sellers shall, subject to this Section 4.8(a) and Section 4.8(c), cease to have any liability or obligation to the Target Group, the Employees, or any former employees of the Target Group. The Buyer agrees to provide or to cause the Target Group to establish and provide, effective as of the Closing Date, benefit plans that contain benefit provisions which are substantially similar in the aggregate to those provided under the existing Benefit Plans immediately before the Closing Date (“Buyer Benefit Plans”). The Buyer will use commercially reasonable efforts to obtain waiver of insurability requirements, actively at work requirements, and pre-existing condition exclusions and eligibility periods in respect of the Buyer Benefit Plans and shall honour any deductible, co-payments, co-insurance or out-of-pocket expenses paid or incurred by such Employees, including with respect to their covered dependants, under the Benefit Plans from the beginning of the current coverage period to the Closing Date, as though such amounts had been paid in accordance with the terms and conditions of the Buyer Benefit Plans. Provided however, that during the period from the Closing Date to the end of such current coverage period, for the purposes of determining the maximum benefit under a Buyer Benefit Plan, the Buyer may recognize amounts that had been paid prior to Closing in such current coverage period in respect of an Employee under the corresponding Benefit Plan. For greater certainty, any Employee’s maximum benefit amount recognized under a Benefit Plan will remain unchanged and in place for the remainder of the calendar year under the comparable Buyer Benefit Plan upon Closing. Furthermore, nothing in this provision prohibits the Buyer from changing any of the provisions under the Buyer Benefit Plans at any time.

(b)
The Buyer agrees to indemnify and hold harmless the Sellers in respect of any Liability owed to Employees to the extent resulting from the Buyer Benefit Plans or constructive dismissal or breach of contract claims that arise after Closing relating to the Buyer Benefit Plans and/or the other terms and conditions of employment of the Employees after Closing but excluding any Liability that Buyer was unaware of as a result of a breach by the Sellers of any of their representations and warranties in this Agreement (without reference to any survival period otherwise provided for in this Agreement).

(c)
The Buyer shall not be responsible for any Pre-Closing Benefit Liability or any Equity Compensation Plan Liability and the Sellers shall indemnify the Buyer for any and all Pre-Closing Benefit Liability and Equity Compensation Plan Liability pursuant to Section 5.2(c).

4.9	Post-Closing Covenants

4.9.1                      Access and Notice

(a)
After the Closing, upon reasonable notice, for a period of five (5) years the Buyer will give, or cause to be given, to the representatives, employees, counsel and accountants of the Sellers, access, during normal business hours, to all Books and Records which relate to the Target Group and the Business and which relate to periods prior to the Closing, and will permit such Persons to examine and copy such Books and Records to the extent reasonably requested by the Sellers in connection with the preparation of tax and financial reporting matters, audits, legal proceedings, governmental investigations and other business purposes. However, the Buyer shall not be obligated to take any action pursuant to this Section that would unreasonably disrupt the Business.

(b)
As soon as practicable after Closing, the Buyer shall provide to individuals any notices of the transaction as are required by Applicable Law. For greater certainty and without limiting the generality of the foregoing, the Buyer shall provide notices of disclosure to individuals in accordance with applicable privacy law.

(c)
Subject to Section 5.8(b), this Section 4.9.1 shall not apply where the review by the representatives, employees, counsel and accountants of the Sellers of any documents, records or other information referred to in Section 4.9.1(a) would, in the opinion of legal counsel to the Buyer, cause the Buyer (or any Target Group Company) to lose its entitlement to claim privilege with respect to the disclosure of same in any proceeding in any jurisdiction.

4.9.2                      Insurance Claims

Subject to Section 4.8, to the extent that coverage for any Target Group Company is provided by insurance policies held by the Sellers or one of their Affiliates (other than a Target Group Company) (a “Seller Policy”), each Target Group Company, with the assistance of the Sellers to the extent reasonably required by a Target Group Company, will have the right to tender any claim or occurrence that is covered by a Seller Policy pursuant to the relevant policies regardless of when the claim is brought.

4.9.3                      Business Beneficiary Non-Competition Agreements

If the Sellers have not received the third party consent required for any Non-Competition Assignment Agreement on or before the Closing Date, after the Closing the Sellers agree to hold the benefit of the related Business Beneficiary Non-Competition Agreement in trust for the benefit of the Corporation and not to assign same and, upon reasonable notice, at the written request of the Corporation and at the expense of the Buyer, the Sellers will, and will cause their applicable Affiliates (so long as such Person remains an Affiliate of the Sellers) to, enforce its rights under the applicable Business Beneficiary Non-Competition Agreement for the benefit of the Corporation.

4.10	Pre-Closing Tax Period and Closing Date Tax Year Tax Matters

(a)
On or before the statutory due date, the Sellers shall prepare in accordance with Applicable Law and past practice of the relevant Target Group Company and after providing the Buyer with a reasonable opportunity (which, in any event shall not be fewer than fifteen Business Days before the date on which such Tax Returns are required to be filed) to review and in the case of any income Tax Returns upon receipt of the Buyer’s approval, not to be unreasonably withheld, conditioned, or delayed, file, on behalf of and in the name of such Target Group Company, all Tax Returns of such Target Group Company required by Applicable Law to be filed for any Pre-Closing Tax Period of such Target Group Company that are not required to be filed on or before the Closing.

(b)
On or before the statutory due date, the Buyer shall prepare in accordance with Applicable Law and past practice of the relevant Target Group Company and after providing the Seller with a reasonable opportunity (which, in any event shall not be fewer than fifteen Business Days before the date on which such income Tax Returns are required to be filed) to review and upon receipt of the Seller’s approval, not to be unreasonably withheld, conditioned, or delayed, file, on behalf of and in the name of such Target Group Company, all income Tax Returns of such Target Group Company required by Applicable Law to be filed for the taxation year of such Target Group Company that includes the Closing Date (the “Closing Date Tax Year”).

(c)
After the Closing, the Buyer shall provide, and shall cause the Target Group to provide to the Sellers such information and assistance as is reasonably requested by the Sellers for purposes of preparing the Tax Returns referred to in Section 4.10(a).

(d)
The Buyer covenants that it will not request, or cause or allow the Target Group to request, any audits by any Governmental Authority of any Tax Return or matter of or affecting the Target Group in respect of any Pre-Closing Tax Period or of any income Tax Return for the Closing Date Tax Year, and that it will not cause or allow the Target Group to originate the recalculation and/or re-filing of any such Tax Return or file any waivers for any Pre-Closing Tax Period or the Closing Date Tax Year of the Target Group, unless such recalculation and/or re-filing is required by Applicable Law or such recalculation and/or re-filing does not increase the liability of the Sellers under any representation, warranty or indemnity under this Agreement. The Parties undertake to inform each other of, and to co-operate with each other in respect of, any audit inquiries with respect to any Tax Return involving the Target Group in respect of any Pre-Closing Tax Period or of any income Tax Return for the Closing Date Tax Year.

(e)
If the Buyer or the Target Group receives an assessment or reassessment (an “Assessment”) from any Governmental Authority in respect of any Tax Return in respect of any Pre-Closing Tax Period or of any income Tax Return for the Closing Date Tax Year, the Buyer shall deliver or shall cause to be delivered to the Sellers a copy of the Assessment within thirty (30) days of receiving the Assessment provided, however, that failure to do so shall not affect the indemnification provided hereunder except to the extent, and only to the extent, the Sellers shall have been actually prejudiced as a result of such failure. The Parties agree to cooperate in responding to or in contesting any Assessment. If the Buyer or the Target Group becomes entitled to a refund (or chooses to apply the amount otherwise refundable towards a payment of Tax in respect of a tax period ending after the Closing Date) of all or any portion of any amount relating to an Assessment of which the Sellers have, by payment to the Buyer or the relevant Governmental Authority, indemnified the Buyer, then an amount equal to the refund, together with any interest received on it, shall be paid to the Sellers, net of any applicable Taxes, promptly after receipt of payment of the refund or notice from the relevant Governmental Authority of such application, as the case may be, provided that any such refund or application which is subsequently disallowed by the relevant Governmental Authority shall be paid by the Sellers to the Buyer within thirty (30) days of such disallowance. All amounts paid under this Section 4.10(e) shall be treated as adjustments to the Purchase Price.

(f)
Tax refunds and credits in respect of any Pre-Closing Tax Period that are received or applied after Closing by Target Group that did not result in an increase in the Final Closing Working Capital, net of: (i) 26.5% of the portion of such refunds that are in respect of the tax credits described in the definition of Current Liabilities to the extent such amount is not offset by non-capital losses of the Target Group for purposes of the ITA; and (ii) applicable Taxes of the Target Group on or prior to the Closing Date, shall be for the account of the Sellers, and the Buyer shall pay, or cause the Target Group to pay, to the Sellers the same, within thirty (30) days after such receipt or reduction, provided that any such refund or application which is subsequently disallowed by the relevant Governmental Authority shall be paid by the Sellers to the Buyer within thirty (30) days of such disallowance. All amounts paid under this Section 4.10(f) shall be treated as adjustments to the Purchase Price.

4.11	WSIB Claim

(a)
The Parties acknowledge that the Target Group have filed an appeal from an assessment of the Workplace Safety and Insurance Board (“WSIB”) in respect of the years 2010 to 2013, inclusive. The amount of such assessment has been paid by the Target Group. The Buyer agrees to pay, or cause the Target Group to pay, to JEGI the amount of any payment, refund or reimbursement received by the Target Group, any successor or the Buyer in respect of such appeal after the Closing Date, or credit granted by the WSIB to the Target Group, any successor or the Buyer in respect of such appeal, and in respect of any period prior to the Closing Date (less the amount of any out-of-pocket costs reasonably incurred by the Buyer and the Target Group after the Closing Date in connection with such appeal), within thirty (30) days of receipt of such payment, refund, reimbursement or credit. Any amount paid under this Section 4.11 shall be treated as an adjustment to the Purchase Price.

(b)
In the event that the proceedings with respect to the WSIB assessment appeal have not taken place and a final decision rendered on or before Closing, the Buyer shall have the right to cause the Target Group to proceed with carriage of the appeal. If the Buyer exercises such right, it shall cause the Target Group to proceed in a reasonably diligent manner and JEGI shall have the right at its own expense to participate in such appeal process and the Target Group will not, whether JEGI participates or not, compromise or settle the WSIB assessment appeal without the prior written consent of JEGI (which consent may not be unreasonably withheld, delayed or conditioned). If the Buyer elects not to proceed with the appeal for any reason whatsoever, (i) it shall promptly notify JEGI in writing of such decision and in any event not less than ten (10) Business Days prior to the date of the hearing or any other applicable limitation period to respond, as the case may be, (ii) JEGI shall be entitled to assume control of the WSIB assessment appeal at its expense on behalf of the Target Group and (iii) the Buyer shall cause the Target Group to cooperate and assist JEGI with such appeal including making available to JEGI applicable Books and Records and employees of the Target Group reasonably required by JEGI to carry on the appeal.

4.12	Termination of Related Party Agreements

Without limiting the generality of Section 3.1.15, contemporaneous with Closing, the Sellers shall cause the RP Services Agreements, any other agreement between a Target Group Company, on the one hand, and a Seller or an Affiliate of a Seller (other than a Target Group Company), on the other hand (other than the Transitional Services Agreement and the UBOS Licence Agreement), and the [name of agreement redacted as disclosure would be seriously prejudicial to the interests of the reporting issuer] Agreement to be terminated and shall provide the Buyer with a copy of the instrument(s) effecting such terminations (the “RPA Termination Agreement(s)”).

4.13	Excluded Leased Vehicles

Before the Closing Date, the Target Group will assign to JEGI the vehicle leases set out in Schedule 4.13 of the Seller Disclosure Letter or at the option of JEGI, JEGI will purchase the leased vehicles from the lessor and the vehicle leases will be terminated.

4.14	Non-Solicitation

Subject to Section 4.1(e), the Buyer shall not during the Interim Period and for a period of two years from the date hereof in the event this Agreement is terminated pursuant to Section 7.1, directly or indirectly, solicit for employment, hire or otherwise contract for the services of, or aid in the solicitation, hiring or contracting for the services of any management or executive level employee of the Target Group including those set forth in Section 4.7 of the Seller Disclosure Letter; provided, however, that nothing in this Section 4.14 shall prohibit the

Buyer from making general solicitation advertisements that are not targeted at any employee of the Target Group and from hiring any such employee that responds to general solicitation advertisement, or from hiring any such employee (excluding the employees set forth in Section 4.7 of the Seller Disclosure Letter) whose employment has been terminated by the Target Group.

4.15	Quebec Surety Bonds

On Closing or as soon as reasonably practicable thereafter the Buyer shall use commercially reasonable efforts to obtain the return of the Quebec Surety Bonds for cancellation or alternatively obtain a release of JEGI from Travelers Casualty and Surety Company of America and St. Paul Fire and Marine Insurance Company of JEGI’s obligations under the general contract of indemnity dated May 21, 2010 given by JEGI in support of the Quebec Surety Bonds, provided that, where the Buyer is not able to obtain the return of the Quebec Surety Bonds for cancellation or alternatively obtain a release of JEGI under such general contract of indemnity within 60 days after Closing, Buyer will instead indemnify and save harmless JEGI in respect of its obligations under such general contract of indemnity, provided that Buyer shall not be required to indemnify and save harmless JEGI in respect of claims or payments under the general contract of indemnity that arise as a result of matters occurring prior to Closing.

ARTICLE 5
INDEMNIFICATION

5.1	Definitions

As used in this Article 5:

“Defence Period” has the meaning set forth in Section 5.6;

“Defending Party” has the meaning set forth in Section 5.7;

“Direct Claim” means any Indemnification Claim by an Indemnified Party against an Indemnifier which does not result from a Third Party Claim;

“Indemnification Claim” means any Claim which may give rise to a right to indemnification under Sections 5.2 or 5.3;

“Indemnified Party” means any Person entitled to indemnification under this Agreement;

“Indemnifier” means any Party obligated to provide indemnification under this Agreement;

“Indemnity Payment” means any amount of Loss required to be paid pursuant to Sections 5.2 or 5.3;

“Representative” means each director, officer or employee of an Indemnified Party and for greater certainty in the case of JEOLP means each director, officer or employee of JEC;

“Third Party Claim” means any Indemnification Claim asserted against an Indemnified Party or the Target Group, that is paid or payable to, or claimed by, by any Person who is not a Party or an Affiliate of a Party; and

“Third Party Claim Notice” has the meaning set out in Section 5.5.

5.2	Indemnification by the Sellers

Subject to the limits set forth in Section 5.11, the Sellers shall jointly and severally indemnify, defend and save harmless the Buyer and each of its Representatives from and against any and all Loss suffered or incurred by, imposed upon or asserted against the Buyer, as a result of, or arising in connection with,

(a)
subject to Section 3.4, any misrepresentation, inaccuracy or breach of warranty made or given by the Sellers in this Agreement and/or in any certificate or document delivered pursuant to this Agreement; provided that for purposes of determining the amount of any Loss for which indemnification is required under this Section 5.2(a) (and not, for clarity, in determining whether or not any breaches of representations and warranties have occurred), each representation and warranty of the Sellers in this Agreement or any such certificate or document shall be read without regard, and without giving effect, to any materiality or Material Adverse Effect qualifications contained in such representations and warranties; or

(b)
any failure by the Sellers to observe or perform any material covenant or obligation contained in this Agreement (and for greater certainty, and without limiting the foregoing, the covenant provided in Section 4.1(c) is deemed to be a material covenant for purposes of this Section 5.2(b)); or

(c)
any Regulatory Liability or other Excluded Liability, provided that the Sellers shall not be liable to the Buyer for the amount of any Excluded Liability deducted from the Base Purchase Price pursuant to Section 2.2.2(b)(iv); or

(d)
any Liability for (i) Taxes (including, for greater certainty, a denial, repayment, or disallowance of any Tax credits claimed) with respect to any Pre-Closing Tax Period to the extent the Loss exceeds $75,000, (ii) [Pre-Closing Transaction step redacted as disclosure would be seriously prejudicial to the interests of the reporting issuer], or (iii) Taxes as a result of any obligation, payment or discharge in respect of an Excluded Liability by the Target Group on the Closing Date pursuant hereto.

The Parties agree that, for the purposes of this Article 5, any and all Loss suffered or incurred by the Target Group or, subsequent to any assignment by Reliance to an Affiliate pursuant to Section 10.4(a), by the Buyer, as a result of, or arising in connection with, or related in any manner to the matters referred to in this Section 5.2 shall, dollar-for-dollar, be deemed to be a Loss suffered or incurred by the Buyer.

5.3	Indemnification by Buyer

The Buyer shall indemnify, defend and save harmless each of the Sellers and the Representatives of each Seller from and against any and all Loss suffered or incurred by any of them, as a result of, or arising in connection with:

(a)	subject to Section 3.5, any misrepresentation or breach of warranty made or given by the Buyer in this Agreement; or

(b)	any failure by the Buyer to observe or perform any material covenant or obligation contained in this Agreement.

5.4	Agency for Representatives

Each Indemnified Party agrees that it accepts each indemnity in favour of any of its Representatives as agent and trustee of that Representative. Each Party agrees that an Indemnified Party may enforce an indemnity in favour of any of that Party’s Representatives on behalf of that Representative.

5.5	Notice of Third Party Claims

If an Indemnified Party receives notice of the commencement or assertion of any Third Party Claim, the Indemnified Party shall give the Indemnifier reasonably prompt notice thereof (“Third Party Claim Notice”), but in any event no later than thirty (30) days after receipt of such notice of such Third Party Claim. The Third Party Claim Notice shall describe the Third Party Claim in reasonable detail and shall indicate, if reasonably practicable, the estimated amount of the Loss that has been or may be sustained by the Indemnified Party. The omission to so notify the Indemnifier shall not relieve the Indemnifier from any duty to indemnify and hold harmless which otherwise might exist with respect to such Claim unless (and only to that extent) the omission to notify materially prejudices the ability of the Indemnifier to exercise its right to defend as provided in this Article 5.

5.6	Defence of Third Party Claims

(a)
The Indemnifier may participate in or assume the defence of a Third Party Claim by giving notice to that effect to the Indemnified Party not later than thirty (30) Business Days after receiving the Third Party Claim Notice (the “Defence Period”). The Indemnifier’s right to do so shall be subject to the rights of any insurer who has potential liability in respect of that Third Party Claim. For avoidance of doubt, the Buyer acknowledges and agrees that the Sellers shall assume the defence of the Existing Claims and any other Third Party Claim in respect of an Excluded Liability for which the Sellers are liable under Section 5.2(c). The Indemnifier shall pay all of its own expenses of participating in or assuming such defence and, in the case of any Claim relating to Taxes, any amount required to be paid by the ITA and other Applicable Law with respect to Taxes by a member of the Target Group, in order to contest such Claim. The Indemnified Party shall cooperate in good faith in the defence of each Third Party Claim, even if the defence has been assumed by the Indemnifier and may participate in such defence assisted by counsel of its own choice at its own expense; provided, however, that if the defendants to the Third Party Claim include both the Indemnifier and the Indemnified Party, and the Indemnified Party shall have been advised by its counsel that there may be legal defences available to it which are different from, additional to or inconsistent with those available to the Indemnifier, the Indemnified Party will be entitled to be reimbursed for the reasonable legal fees and expenses of its counsel. The Indemnifier shall not enter into any compromise or settlement of any Third Party Claim without obtaining the prior written consent of the Indemnified Party (which consent may not be unreasonably withheld, delayed or conditioned). If the Indemnified Party has not received notice within the Defence Period that the Indemnifier has elected to assume the defence of such Third Party Claim, the Indemnified Party may, at its option, assume such defence, assisted by counsel of its own choosing and the Indemnifier shall be liable for all reasonable costs and expenses paid or incurred in connection therewith. If the Indemnified Party undertakes the defence of the Third Party Claim, the Indemnifier will not be bound by any compromise or settlement of the Third Party Claim effected without the prior written consent of the Indemnifier (which consent may not be unreasonably withheld, delayed or conditioned).

(b)
If an Indemnifier elects to assume the defence of any Third Party Claim as provided in Section 5.6(a), the Indemnifier shall not, except as provided for in Section 5.6(a), be liable for any legal expenses subsequently incurred by the Indemnified Party in connection with the defence of such Third Party Claim. However, if the Indemnifier fails to take reasonable steps necessary to defend diligently such Third Party Claim within thirty (30) days after receiving notice from the Indemnified Party that the Indemnified Party bona fide believes on reasonable grounds that the Indemnifier has failed to take such steps, the Indemnified Party may, at its option, elect to assume the defence of the Third Party Claim assisted by counsel of its own choosing and the Indemnifier shall be liable for all reasonable costs and expenses paid or incurred in connection therewith. The Indemnifier shall not enter into or cause any compromise or settlement of any Third Party Claim without the prior written consent of the Indemnified Party, which consent may not be unreasonably withheld, delayed or conditioned.

5.7	Assistance for Third Party Claims

The Indemnifier and the Indemnified Party shall and shall, where applicable, cause the Target Group to make available to the Party which is undertaking and controlling the defence of any Third Party Claim (the “Defending Party”),

(a)
those employees of such Party (and the Target Group, as applicable) whose assistance, testimony or presence is necessary to assist the Defending Party in evaluating and in defending any Third Party Claim; and

(b)	all documents, records and other materials in the possession of such Party (including all documents, records and other materials of the Target Group, as applicable) reasonably required by the Defending Party for its use in defending any Third Party Claim,

and shall otherwise cooperate with the Defending Party.

5.8	Direct Claims

(a)
The Indemnified Party shall give notice of a Direct Claim to the Indemnifier by notice pursuant to Section 10.2. The Indemnifier shall have 30 days to make such investigation of a Direct Claim as the Indemnifier considers necessary or desirable. The Indemnified Party shall reasonably cooperate and assist the Indemnifier and its authorized representatives in determining the validity of the Direct Claim. If the Indemnified Party and the Indemnifier agree at or prior to the expiration of such 30-day period (or any mutually agreed upon extension thereof) to the validity and amount of such Direct Claim, the Indemnifier shall immediately pay to the Indemnified Party the full agreed upon amount of the Direct Claim by wire transfer of immediately available funds. If the Indemnified Party and the Indemnifier do not agree to the validity and amount of the Direct Claim prior to the end of such 30-day period (as may be extended upon mutual agreement), then the Dispute shall be resolved pursuant to Article 8.

(b)
Each of the Parties acknowledges that the Sellers have retained Fasken to act as their counsel in connection with the transactions contemplated hereby and that Fasken has acted for the Target Group on other matters. The Buyer agrees that, if a Dispute arises after the Closing between the Buyer and its subsidiaries (including the Target Group) on the one hand, and the Sellers on the other hand, and the Dispute relates to the transactions contemplated by this Agreement, Fasken may represent the Sellers in such dispute even though the interests of the Sellers may be directly adverse to the Buyer and its subsidiaries. The Buyer further agrees that, as to all communications between Fasken and/or the Sellers that relate in any way to a Dispute between the Buyer and/or the Target Group, on the one hand, and the Sellers, on the other hand, with respect to the transactions contemplated by this Agreement, the solicitor-client privilege and the expectation of client confidence belongs to the Sellers and shall not pass to or be claimed by the Buyer or any of its subsidiaries (including the Target Group). Notwithstanding the foregoing, (i) in no event may Fasken and/or the Sellers use any Confidential Information concerning a matter not related to the transactions contemplated by this Agreement in a manner that is adverse to the Target Group, and (ii) in the event that a Third Party Claim arises between the Buyer and/or the Target Group, on the one hand, and a third party, on the other hand, the Buyer and the Target Group may assert the solicitor-client privilege to prevent disclosure of confidential communications to such third party; provided, however, that neither the Buyer nor the Target Group may waive such privilege without the prior written consent of the Sellers.

5.9	Reductions and Subrogation

If the amount of any Loss incurred by an Indemnified Party at any time subsequent to the making of an Indemnity Payment is reduced by any recovery, settlement or otherwise under or pursuant to any insurance coverage, or pursuant to any claim, recovery, settlement or payment by or against any other Person (but excluding any recovery of a Tax benefit by the Indemnified Party), the Indemnified party shall promptly notify the Indemnifier in writing of the nature and amount of such reduction (and any costs, expenses or premiums incurred in connection therewith), and the amount of such reduction (less any such costs, expenses or premiums) shall promptly be paid by the Indemnified Party to the Indemnifier. Upon making an Indemnity Payment, the Indemnifier shall, to the extent of such Indemnity Payment, be subrogated to all rights of the Indemnified Party against any third party in respect of the Loss to which the Indemnity Payment relates. Until the Indemnified Party recovers full payment of its Loss, any and all claims of the Indemnifier against any such third party on account of such Indemnity Payment shall be postponed and subordinated in right of payment to the Indemnified Party’s rights against such third party.

5.10	Indemnity Payment

Any Indemnity Payment received by the Indemnified Party shall be treated as an adjustment to the Purchase Price.

5.11	Limitation

No claims for indemnification may be made by the Buyer against the Sellers under Section 5.2(a) in respect of any Loss arising in connection with any misrepresentation or breach of warranty made or given by the Sellers in this Agreement: (a) with respect to any single claim or series of related claims unless the amount of the Loss under such claim or series of related claims is greater than $75,000; and (b) unless and until the Loss suffered or incurred by the Buyer and by all of its Representatives collectively, in respect of all misrepresentations or breaches of warranty, exceed one percent (1%) of the Purchase Price in the aggregate in which event the amount of any such Loss may be recovered by the Buyer up to a maximum amount (i) in the case of all claims in respect of Level 1 Fundamental Representations, in the aggregate equal to the Purchase Price, (ii) in the case of Level 2 Fundamental Representations, in the aggregate equal to forty-five percent (45%) of the Purchased Price, and (iii) in respect of any other misrepresentation or breaches of warranty, equal to fifteen percent (15%) of the Purchase Price; provided that none of the foregoing limitations shall apply with respect to a breach of, or any misrepresentation contained in, Sections 3.1.20(c)(ii) through to Section 3.1.20(c)(vi), inclusive and Section 3.1.20(g). Notwithstanding anything herein to the contrary, in no event shall the Sellers have any liability in the aggregate for any and all claims under Section 5.2 in excess of the Purchase Price.

5.12	Duty to Mitigate

Nothing in this Agreement shall in any way restrict or limit the general obligations at law of an Indemnified Party to mitigate any Loss which it may suffer or incur by reason of the breach by an Indemnifier of any representation, warranty or covenant of the Indemnifier hereunder. An Indemnified Party shall take reasonable steps to mitigate any Losses and shall respond to a claim or liability that may provide a basis for indemnification in the same manner (but in any event in a reasonable manner) it would respond in the absence of the indemnification provided in this Agreement. In the event that the Indemnified Party fails to make reasonable efforts to mitigate any Losses, or resolve any claim or liability, the Indemnified Party shall not be indemnified to the extent that any Losses could reasonably be expected to have been avoided if the Indemnified Party had made such efforts.

5.13	Exclusive Remedy

Except as provided in this Section 5.13 and Article 7, the indemnities provided in this Article 5 constitute the sole and exclusive remedy of the Buyer or the Sellers against a Party in the event of any breach of a representation or warranty of such Party contained in this Agreement (other than for fraudulent misrepresentation) or breach of any covenant or agreement of such Party contained in this Agreement. The Parties acknowledge that the failure to comply with a covenant or obligation contained in this Agreement may give rise to irreparable injury to a Party inadequately compensable in damages. Accordingly, a Party may seek to enforce the performance of this Agreement by injunction or specific performance upon application to a court of competent jurisdiction without proof of actual damage (and without requirement of posting a bond or other security). Each of the Buyer and the Sellers expressly waives and renounces any other remedies whatsoever, whether at law or in equity, which it would otherwise be entitled to as against any other Party.

5.14	General Limitations

An Indemnifier shall have no liability to an Indemnified Party hereunder:

(a)
for any Loss (other than a Liability referred to in Section 5.2(d)(ii)) which arises as a result of an actual enactment or change of any applicable tax legislation after the Closing Date which was announced after the Closing Date and takes effect retrospectively to any Pre-Closing Tax Period;

(b)
for any Loss under Section 5.2(a) that arises as a result of any legislation or regulation (other than tax legislation or regulation, which is as addressed in Section 5.14(a)) not in force on the Closing Date which takes effect retrospectively;

(c)
solely in the case of legislation or regulation arising out of Ontario’s Bill C-55 - An Act to amend the Collection Agencies Act, the Consumer Protection Act, 2002 and the Real Estate and Business Brokers Act, 2002 and to make consequential amendments to other Acts, for any Loss under Section 5.2(a) that arises solely out of the retroactive application of such legislation or regulation after the date hereof;

(d)
to the extent that the Sellers are unable to challenge or dispute any Claim due to the loss or destruction, by the Buyer or the Target Group after Closing, of any relevant Books and Records such that the Buyer is unable to comply with its obligations under Section 4.9.1(a); and

(e)	excluding any Excluded Liability which the Sellers are liable under Section 5.2(c), for any Loss that reduces the Final Closing Working Capital.

ARTICLE 6
CONDITIONS PRECEDENT

6.1	Buyer’s Conditions

The Buyer shall be obliged to complete the Closing only if each of the conditions precedent set out in this Section 6.1 has been satisfied in full at or before the Closing Time. Each of such conditions precedent is for the exclusive benefit of the Buyer and the Buyer may waive any of them in whole or in part in writing without prejudice to its rights to recover in accordance with this Agreement for the breach of any representation, warranty or covenant by the Sellers.

6.1.1                      Accuracy of Representations and Performance of Covenants

At the Closing Time, all of the representations and warranties of the Sellers made in this Agreement shall be true and correct as if made at the Closing Time, except to the extent that such representations and warranties may be affected by events or transactions expressly permitted by this Agreement and except that those representations and warranties which are made as of an earlier specific date shall be true and correct only as of such date (disregarding in each case any limitations as to “material”, “materiality” or “Material Adverse Effect” therein except for references to “Material Contracts”), except for such breaches of representations and warranties that individually or taken together, would not reasonably be expected to result in a Material Adverse Effect; provided, further, that the representations and warranties set forth in Sections 3.1.1 (Corporate Matters), Section 3.1.4 (Authorized and Issued Securities of the Target Group), Section 3.1.5 (Options, Restrictions and Shareholder Agreements) and Section 3.1.6 (Title to, and Right to Sell, Purchased Shares) shall be true and correct in all respects without regard to the foregoing Material Adverse Effect qualification. At the Closing Time, the Sellers shall have observed or performed in all material respects all of the obligations, covenants and agreements which it must perform at or before the Closing Time. The Buyer shall have received immediately prior to the Closing Time a certificate from a senior officer of each Seller certifying, to the best of such officer’s knowledge (after due enquiry and without personal liability), that the conditions in this Section 6.1.1 have been satisfied.

6.1.2                      Regulatory Approvals

The Competition Act Approval shall have been obtained.

6.1.3                      Receipt of Closing Documentation

All Closing Documents relating to the due authorization and completion of the sale and purchase of the Purchased Shares and all corporate proceedings taken on or prior to the Closing in connection with the performance by the Sellers of their obligations under this Agreement shall be satisfactory to the Buyer and its counsel acting reasonably. The Buyer shall have received copies of the Closing Documents required to be delivered on or before Closing and all such documentation or other evidence as it may reasonably request in order to establish the consummation of the transactions contemplated hereby and the taking of all corporate proceedings in connection therewith.

6.1.4                      Directors and Officers of Target Group

At the Closing Time, at the request of the Buyer, each director and officer (other than any Employees, in such capacity) of each Target Group Company shall submit a resignation from all positions with the Target Group and shall have executed and delivered to the Buyer a release of the Target Group, with such release to be in form and substance satisfactory to the Buyer and the Sellers, acting reasonably.

6.1.5                      Non-Competition Agreement

The Sellers shall have executed and delivered to the Buyer and the Target Group the Non-Competition Agreement.

6.1.6                      Satisfaction of Related Party Debt

All Related Party Debt shall, prior to or simultaneously with the Calculation Time, have been satisfied by the Target Group and the Sellers shall deliver to the Buyer a certificate confirming same.

6.1.7                      Excluded Liabilities

The Sellers shall deliver to the Buyer not less than two (2) Business Days prior to the Closing Date the Payoff Letters. Each such Payoff Letter shall in each case provide for the amount owing by the Target Group as at the Closing Date, a full and unconditional release of the applicable Target Group Company in respect of the associated Excluded Liability effective upon receipt of payment of such amount and an undertaking from the holder of the Excluded Liability to discharge all security and other Encumbrances registered in respect thereof.

6.1.8                      Litigation

No Order shall have been entered that prohibits or restricts the Closing. None of the Parties (including the Buyer), shall be a defendant in or third party to any litigation or proceedings before any court or Governmental Authority which, in the opinion of the Buyer, acting reasonably, could prevent or restrict that Party from performing any of its obligations in this Agreement or any Closing Document.

6.1.9                      Consents, Authorizations and Registrations

All consents, approvals and authorizations listed in Schedule 6.1.9 of the Seller Disclosure Letter shall have been obtained on or before the Closing Time in form and substance satisfactory to the Buyer, acting reasonably.

6.1.10                      Transitional Services Agreement

JEC shall have executed and delivered to the Buyer a transitional services agreement in the form attached as Schedule 6.1.10, with such amendments as the Parties may agree prior to Closing (the “Transitional Services Agreement”) duly executed by JEGI, JEC as the general partner of JEOLP and the Corporation.

6.1.11                      Books and Records

The Sellers shall have delivered to the Buyer the Books and Records of the Target Group.

6.1.12              Audited Financial Statements

The Sellers shall have delivered to the Buyer audited consolidated financial statements of the Corporation for the fiscal year ended March 31, 2014, consisting of a balance sheet, statement of earnings (loss) and retained earnings, statement of cash flows and the related notes thereto, provided that prior fiscal years will not be audited (“2014 Audited Financial Statements”), not less than forty (40) Business Days following the date hereof.

6.1.13                      Non-Competition Assignment Agreements

The Sellers shall have delivered to the Buyer an executed copy of the Non-Competition Assignment Agreement in respect of (i) each Business Beneficiary Non-Competition Agreement that is assignable by the applicable Seller or Affiliate without the consent of the applicable third party to the Business Beneficiary Non-Competition Agreement and (ii) each Business Beneficiary Non-Competition Agreement for which all necessary third party consents have been obtained.

6.1.14                      Mutual Release

The Buyer, the Corporation and JEGI shall have entered into a mutual release of all claims, without costs, under or relating to the Ontario Superior Court of Justice court file no. CV-12-470200, in form and substance satisfactory to the Buyer, acting reasonably. The Buyer and the Corporation shall have entered into a mutual release of all claims, without costs, under or relating to the Ontario Superior Court of Justice court file no. CV-10-404128, in form and substance satisfactory to the Buyer, acting reasonably.

6.1.15                      RPA Termination Agreement(s)

The Sellers shall have delivered to the Buyer an executed copy of the RPA Termination Agreement(s), which shall be in form and substance satisfactory to the Buyer, acting reasonably.

6.1.16                      UBOS Licence Agreement

The Sellers and the Corporation shall have executed and delivered to the Buyer, a software license agreement in the form attached as Schedule 6.1.16, with such amendments as the Parties may agree prior to Closing (the “UBOS Licence Agreement”) duly executed by JEGI, JEC as general partner of JEOLP, and the Corporation

6.1.17                      Opinion of the Sellers’ Counsel

The Buyer shall have received a legal opinion from Fasken, counsel to the Sellers, in form and substance satisfactory to Torys LLP, counsel to the Buyer, acting reasonably, addressing the following matters:

(a)
the authorized share capital of the Corporation consists of an unlimited number of common shares, an unlimited number of Class A preferred shares, an unlimited number of Class B preferred shares, and an unlimited number of Class C preferred, of which one common share and 2,847 Class A preferred shares (together with any shares of the Corporation issued pursuant to the Pre-Closing Transactions, being the Purchased Shares) have been validly issued and are outstanding and as fully paid and non-assessable common shares and Class A preferred shares, as applicable, of the Corporation;

(b)	the Purchased Shares constitute all of the issued and outstanding shares in the Corporation;

(c)
JEGI is the sole registered holder of the common share of the Corporation and each common share issued pursuant to the Pre-Closing Transactions and JEOLP is the sole registered holder of the 2,847 Class A preferred shares of the Corporation and each Class A preferred share issued pursuant to the Pre-Closing Transactions;

(d)
the authorized share capital of 1882374 consists of an unlimited number of common shares and an unlimited number of Class A preferred shares, of which 100 common shares (being the 1882374 Shares) have been validly issued and are outstanding and as fully paid and non-assessable common shares of the 1882374;

(e)	the 1882374 Shares constitute all of the issued and outstanding shares of 1882374; and

(f)	the Corporation is the sole registered holder of the 100 common shares of the 1882374.

In giving such opinion, counsel to the Sellers may rely on certificates of senior officers of the Target Group as to factual matters.

6.2	Sellers’ Conditions

The Sellers shall be obliged to complete the Closing only if each of the conditions precedent set out in this Section 6.2 has been satisfied in full at or before the Closing Time. Each of such conditions precedent is for the exclusive benefit of the Sellers and the Sellers may waive any of them in whole or in part in writing without prejudice to their rights to recover in accordance with this Agreement for the breach of any representation, warranty or covenant by the Buyer.

6.2.1                      Accuracy of Representations and Performance of Covenants

At the Closing Time, all of the representations and warranties of the Buyer made in this Agreement shall be true and correct in all respects as if made at the Closing Time, except that those representations and warranties which are made as of an earlier specific date shall be true and correct only as of such date, and except for such breaches of representations and warranties that individually or in the aggregate would not have a material adverse effect on the ability of the Buyer to perform its obligations under this Agreement or the other Closing Documents or on the ability of the Buyer to consummate the transactions contemplated hereunder or thereunder. At the Closing Time, the Buyer shall have observed or performed in all material respects all of the obligations, covenants and agreements which it must perform at or before the Closing Time. The Sellers shall have received, immediately prior to the Closing Time, a certificate from a senior officer of the Buyer certifying, to the best of such officer’s knowledge (after due enquiry and without personal liability), that the conditions in this Section 6.2.1 have been satisfied.

6.2.2                      Regulatory Approvals

The Competition Act Approval shall have been obtained.

6.2.3                      Litigation

No Order shall have been made that prohibits or restricts the Closing. None of the Parties (including either Seller) shall be a defendant in or third party to any litigation or proceedings before any court or Governmental Authority which, in the opinion of the Sellers, acting reasonably, could prevent or restrict that Party from performing any of its obligations in this Agreement or any Closing Document.

6.2.4                      Director/Officer Releases

The directors and officers that have resigned as contemplated by Section 6.1.4 shall have received a release from the Target Group, in form and substance satisfactory to the Parties, acting reasonably.

6.2.5                      Consents, Authorizations and Registrations

All consents, approvals and authorizations listed in Schedule 6.1.9 of the Seller Disclosure Letter shall have been obtained on or before the Closing Time.

6.2.6                      Mutual Release

The Trustee, in its capacity as trustee of the General Partner of the Buyer, the Corporation and JEGI shall have entered into a mutual release of all claims, without costs, under or relating to the Ontario Superior Court of Justice court file no. CV-12-470200, in form and substance satisfactory to JEGI, acting reasonably. The Buyer and the Corporation shall have entered into a mutual release of all claims, without costs, under or relating to the Ontario Superior Court of Justice court file no. CV-10-404128, in form and substance satisfactory to JEGI, acting reasonably.

6.3	Waiver

Any Party may waive, by notice to the other Parties, any condition set forth in this Article 6 which is for its benefit without prejudice to its rights to recover in accordance with this Agreement for the breach of any representation, warranty or covenant by the other Party. No waiver by a Party of any condition, in whole or in part, shall operate as a waiver of any other condition.

ARTICLE 7
TERMINATION

7.1	Termination Rights

This Agreement may, by notice in writing given at or prior to the Closing, be terminated:

(a)	by mutual consent of the Sellers and the Buyer;

(b)
by either Party if the Closing has not occurred by the Outside Date, provided that a Party may not terminate this Agreement under this Section 7.1(b) if it has failed to perform any one or more of its material obligations or covenants under this Agreement required to be performed at or prior to Closing and the Closing has not occurred because of such failure; or

(c)
by either Party if there has been a material breach of any provision of this Agreement by the other Party and such breach has not been cured within ten (10) days following notice of such breach by the non-breaching Party.

7.2	Effect of Termination.

(a)
If a Party waives compliance with any of the conditions, obligations or covenants contained in this Agreement, the waiver will be without prejudice to any of its rights of termination pursuant to Section 7.1 in the event of non-fulfilment, non-observance or non-performance of any other condition, obligation or covenant in whole or in part.

(b)	If this Agreement is terminated prior to the Closing, the Parties are released from all of their obligations under this Agreement, except that:

(i)	each Party's obligations under Section 1.8, Section 4.6, Section 4.14, Section 10.1, Section 10.2, Section 10.3, Section 10.5 and Section 10.7 shall survive; and

(ii)
if this Agreement is terminated by the Buyer on the one hand or the Sellers on the other because of a material breach of this Agreement by the other Party, the terminating Party's right to pursue all legal remedies shall survive such termination unimpaired.

ARTICLE 8
DISPUTE RESOLUTION AND ARBITRATION

8.1	Purpose
The purpose of this Article 8 is to resolve all Disputes arising between the Parties as fairly, efficiently and cost effectively as possible. The provisions of this Article 8 shall apply to the resolution of any Dispute between the Parties (except for a dispute to be resolved pursuant to Section 2.4), unless the Parties agree in writing to vary the provisions of this Article 8 for the purpose of resolving a particular Dispute. This Article 8 shall not apply to the resolution of (a) any Disputes among the Sellers; and (b) Disputes involving Third Party Claims as Third Party Claims shall be resolved pursuant to Article 5. Where the Dispute involves the Buyer and both of the Sellers, the Sellers shall be treated as one Party for the purposes of this Article 8.

8.2	Notice of Dispute

Notice of a Dispute (“Dispute Notice”) by a Party must be delivered to the other Party to the Dispute in accordance with the notice provisions of this Agreement. Within thirty (30) days after delivery of a Dispute Notice, the receiving Party shall deliver a response (“Response”) to the first Party. The Dispute Notice and Response shall include a statement of that Party’s position. Representatives of the Parties to the Dispute, who have full authority to settle the Dispute, shall meet at mutually acceptable times and places as often as they consider necessary, to make efforts in good faith to resolve the Dispute by negotiations, to be completed within fifteen (15) Business Days (the “Negotiation Period”) after the Response was given. The negotiations shall be construed as settlement discussions, shall be confidential and shall be conducted on a “without prejudice” basis. If one of the Parties refuses or neglects to participate in such without prejudice negotiations, the other Party may refer the Dispute immediately to arbitration under Section 8.3. No Party shall be required to participate in the negotiations specified by this Section 8.2 if a limitation period relating to a right of such Party which is the subject matter of or is related to the Dispute, would expire during the Negotiation Period or within ten (10) days thereafter.

8.3	Arbitration

8.3.1                      Submission of Disputes to Arbitration

If a Dispute is not resolved pursuant to Section 8.2 within the Negotiation Period or if a Party neglects or refuses to participate in these negotiations, such Dispute shall be submitted to arbitration pursuant to this Section 8.3. No Party shall have the right to stay or seek postponement of any arbitration hereunder on the grounds that one or more Parties have failed to comply with their obligations under Section 8.2, except as may otherwise be agreed in writing, and no Party has the right to commence or continue court proceedings to resolve a Dispute.

8.3.2                      Location of Arbitration

The location of the arbitration shall be Toronto, Ontario, unless the Parties otherwise agree.

8.3.3                      Laws of Ontario

The law to be applied in connection with the arbitration shall be the law of Ontario, and the laws of Canada applicable therein.

8.3.4                      Arbitration Act

The arbitration shall be governed by the Arbitration Rules set out in Schedule 8.3.4. It shall be a condition precedent to the bringing of any legal proceedings that are contemplated by such Arbitration Rules that the Parties will have concluded the arbitration process as provided by such Arbitration Rules. The provisions of the Arbitration Act, 1991 (Ontario), as may be amended from time to time, shall apply to the extent that they are not inconsistent with such Arbitration Rules.

8.4	Additional Parties

Any arbitration may include any other Person substantially involved in a common question of fact or law whose presence is required if the relief sought is to be accorded in the arbitration, provided that such other Person has agreed to be bound by such arbitration.

8.5	Recourse to Courts

Notwithstanding the provisions of this Article 8 and the Arbitration Rules, any Party may, in its sole discretion, apply at any time to a court of competent jurisdiction for:

(a)	the appointment of an arbitrator pursuant to the provisions of Section 1(a) of Schedule 8.3.4;

(b)
any emergency or interim remedy to enforce the terms of this Agreement or to prevent any breach of this Agreement, including specific performance and injunctive relief on an interim or interlocutory basis, restraining orders, receiving orders and orders regarding the detention, preservation and inspection of property; or

(c)	the enforcement of an award made by an arbitrator.

8.6	Confidentiality

All negotiations and arbitration conducted pursuant to this Article 8, and all information and documents (whether in tangible, electronic or digital form) exchanged by the Parties in connection therewith are confidential. Such information and documents shall not be disclosed to any Person other than

(a)
the Parties, their legal counsel and any of their representatives, consultants and advisors who need to know such information and access such documents for the purposes of such negotiations or arbitration, and

(b)	the arbitrator,

except as may be required by Applicable Law or except in the course of any judicial proceeding relating to any arbitration conducted pursuant to the Arbitration Rules. If either Party fails to comply with the provisions of this Section 8.6 before or after the completion of any arbitration, the arbitrator may enjoin further breaches of this provision by such Party and award damages or other relief against such Party. On completion of any negotiations or arbitration conducted under this Article 8, each Party shall return to the other all copies of such information or documents, whether in tangible, electronic or digital form.

8.7	Document Disclosure and Witness Assistance

Each of the Parties acknowledges that in any Dispute arising hereunder the Sellers shall require access to certain information and documents (“Documentary Evidence”) within the possession and/or control of the Target Group and the Buyer. Similarly in any Dispute, the Sellers may require access to interview employees, officers and directors (both current and former) of the Target Group (the “Witnesses”), to assist with providing information concerning the Dispute. The Buyer agrees to: (i) provide on a reasonable and timely basis, access to the Documentary Evidence concerning the Dispute as reasonably requested by the Sellers, and (ii) grant permission to the Witnesses to discuss with the Sellers and their legal counsel, (in private meetings with the Sellers and legal counsel) information concerning the Target Group which relates to the Dispute, including to provide and review the Documentary Evidence, in each case excluding information and Documentary Evidence that is subject to solicitor-client privilege. If requested by the Sellers or the Witnesses, the Buyer shall provide a letter of permission to the Witnesses which shall clarify that by participating in such interviews, discussions and Documentary Evidence disclosure, that the Witnesses are not in violation of any fiduciary duty, contractual restriction, statute or common law, and provided that reasonable care is taken concerning such disclosure to prevent third parties from gaining access to confidential information concerning the Target Group, that the Buyer shall indemnify and save harmless such Witnesses from making the disclosures contemplated hereby.

8.8	Survival

The provisions of this Article 8 shall survive any termination of this Agreement. The provisions of this Article 8 shall continue in full force and effect notwithstanding any determination by a court or the Parties that one or more other provisions of this Agreement are invalid, contrary to law or unenforceable.

ARTICLE 9
REFERRAL AGREEMENT

9.1	Referral Agreement

During the period commencing on the date of this Agreement and ending on the Closing Date, the Parties agree to discuss and negotiate, in good faith, to develop a mutually beneficial arrangement (the “Referral Agreement”) whereby JEGI provides referrals to the Buyer of customers that may be seeking Water Heaters and/or HVAC Equipment and the Buyer provides referrals to JEGI of customers that may be seeking retail electricity and natural gas service. Such arrangement would involve protocols that would be mutually satisfactory in terms of approach to identification of customers, interaction with customers (including subsequent follow-up), referrals and creation and executions of contracts, if any. For clarity, the Referral Agreement shall be entered into by the Parties at the Closing only if the Parties agree to the form and substance of the Referral Agreement prior to Closing.

ARTICLE 10
GENERAL

10.1	Expenses

Each Party shall pay all expenses it incurs in authorizing, preparing, executing and performing this Agreement and the transactions contemplated hereunder, whether or not the Closing occurs, including all fees and expenses of its legal counsel, bankers, investment bankers, brokers, accountants or other representatives or consultants. The Sellers shall jointly and severally indemnify and save harmless the Buyer and the Target Group from and against any and all claims, damages, expenses, losses and costs whatsoever for any fee, commission or other remuneration payable or alleged to be payable to any broker, agent or other intermediary who purports to act or have acted for the Sellers or the Target Group including the fee, commission and other remuneration of RBC Dominion Securities Inc. and CIBC World Markets Inc. The Buyer shall indemnify and save harmless the Sellers from and against any and all claims, damages, expenses, losses and costs whatsoever for any fee, commission or other remuneration payable or alleged to be payable to any broker, agent or other intermediary who purports to act or have acted for the Buyer.

10.2	Notices

(a)
Method of Delivery. Any notice, demand or other communication (in this Section 10.2, a “notice”) required or permitted to be given or made hereunder shall be in writing and shall be sufficiently given or made if:

(i)
delivered in person during normal business hours on a Business Day and left with the person named in the applicable address section set forth below or a receptionist or other responsible employee of the recipient at the applicable address set forth below; or

(ii)
sent by electronic mail during normal business hours on a Business Day, but notice by electronic mail shall only be sufficient if the notice includes or is accompanied by the sender’s name, address, and telephone number;

in the case of a notice to the Sellers, addressed as follows at:

Just Energy Group Inc.
6345 Dixie Road
Suite 200
Mississauga, ON L5T 2E6

Attention:	General Counsel
Email:	jdavids@justenergy.com

in each case, with a copy (that does not constitute notice) to:

Fasken Martineau DuMoulin LLP
333 Bay Street, Suite 2400
Bay Adelaide Centre, Box 20
Toronto, ON
M5H 2T6

Attention:	Scott Conover
Email:	sconover@fasken.com

and in the case of a notice to the Buyer, addressed as follows at:

Reliance Comfort Limited Partnership
2 Lansing Square, 12th Floor
Toronto, ON M2J 4P8

Attention:	Catherine David Nolan
Email:	cdavidnolan@reliancecomfort.com

in each case, with a copy (that does not constitute notice) to:

Torys LLP
Suite 3000
79 Wellington Street West
Toronto, ON M5K 1N2

Attention:	Krista F. Hill / Aaron Emes
Email:	khill@torys.com / aemes@torys.com

(b)	Deemed Delivery. Each notice sent in accordance with this Section 10.2 shall be deemed to have been received:

(i)	in the case of personal delivery, if delivered before 5:00 p.m. (recipient’s time), on the day it was delivered; otherwise, on the first Business Day thereafter; or

(ii)	in the case of electronic mail, on the same day that it was sent if sent on a Business Day, and otherwise on the first Business Day thereafter.

Any Party may change its address for notice by written notice delivered to the other Parties.

10.3	Public Announcements

Subject to Applicable Law, no Party shall make or cause to be made, any public statement or public announcement or issue any press release or otherwise communicate with any news media concerning this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other Party, and the Parties shall co-operate as to the timing and content of any such press release, public announcement or communication. Notwithstanding the foregoing, the Buyer acknowledges that JEGI is a reporting issuer under Applicable Laws and is obligated to make immediate public disclosure of the entering into of this Agreement and the material terms hereof and will be required to file a copy of this Agreement on SEDAR and EDGAR and Buyer consents to the making of such disclosure and such filing and any related communications (including in connection with analyst conference calls) and shall co-operate in the content of such disclosure provided, however, that Buyer has a reasonable opportunity to comment on the disclosure related to such filing (including as to any parts of the Agreement that may be redacted on the basis that it contains confidential information of Buyer).

10.4	Assignment

(a)
The Buyer may, without the consent of the Sellers but upon prior written notice to the Sellers, assign its rights and obligations hereunder to purchase the Purchased Shares in whole or in part, to an Affiliate of the Buyer. Upon notification to the Sellers of any such assignment by Buyer, such Affiliate shall become liable for the performance of the obligations assigned by Buyer to it. Notwithstanding the foregoing, the Buyer shall remain jointly and severally liable with such Affiliate and shall cause all of its covenants and obligations hereunder so assigned to be observed and performed by such Affiliate.

(b)
Each of the Sellers shall be entitled to assign all of their respective right, title and interest under this Agreement as security for the performance of obligations of the each of the Sellers under the credit facilities to which they are a party or bound. Notwithstanding the foregoing or any such assignment, the Sellers shall remain liable for the performance of their covenants and obligations under this Agreement.

(c)
Subject to paragraphs (a) and (b) above, no Party may assign any rights or benefits under this Agreement to any Person and each Party agrees to perform its covenants and obligations under this Agreement itself, and not to arrange in any way for any other Person to perform those covenants and obligations. No assignment of benefits or arrangement for substituted performance by one Party shall be of any effect against any other Party except to the extent permitted under paragraph (a) or to the extent that such other Party has consented to it in writing.

(d)
This Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors (including any successor by reason of amalgamation or statutory arrangement of any Party) and permitted assigns.

10.5	Sellers Responsibility

Each Seller agrees that it is jointly and severally liable with the other Seller or all obligations of the Sellers hereunder.

10.6	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of this Agreement is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

10.7	Service of Process

(a)
The Buyer irrevocably consents to the service of process out of the Ontario courts in accordance with the local rules of civil procedure or by mailing a copy thereof, by registered mail, postage prepaid to the Buyer at the address set forth in Section 10.2, or by sending a copy thereof by electronic mail in Portable Document File (PDF) format to the Buyer at the e-mail address of the Buyer set out in Section 10.2.

(b)
The Buyer irrevocably designates and appoints Torys LLP as its agent to accept and acknowledge on its behalf any and all process which may be served in connection with any proceeding arising out of or relating to this Agreement pursuant to Article 8 or brought in any of the Ontario courts, such service, to the extent permitted by Applicable Law, being hereby conclusively acknowledged by the Buyer to be effective and binding service on it in every respect whether or not it is carrying on, or has at any time carried on, business in the jurisdiction in which the Ontario courts are located. The Buyer irrevocably consents to the service of process out of the Ontario courts by personal service on the Buyer or on any such process agent.

10.8	Counterparts

This Agreement may be executed in any number of counterparts. Each executed counterpart shall be deemed to be an original. All executed counterparts taken together shall constitute one and the same original agreement.

10.9	Electronic Execution

To evidence the fact that it has executed this Agreement, a Party may send a copy of its executed counterpart to all other Parties by electronic mail in PDF format. That Party shall be deemed to have executed this Agreement on the date it sent such electronic mail. In such event, such Party shall forthwith deliver to the other Parties the counterpart of this Agreement executed by such Party.

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IN WITNESS WHEREOF this Agreement has been executed by the Parties.

JUST ENERGY GROUP INC.		JUST ENERGY ONTARIO LP, by its general partner, JUST ENERGY CORP.

By:	“Deborah D. Merril”	By:	“Deborah D. Merril”
	Name: Deborah D. Merril		Name: Deborah D. Merril
	Title: Co-CEO		Title: Co-CEO

By:	“Beth Summers”	By:	“Beth Summers”
	Name: Beth Summers		Name: Beth Summers
	Title: CFO		Title: CFO

RELIANCE COMFORT LIMITED PARTNERSHIP, by its general partner GP WATERHEATER TRUST, by its sole trustee 2035881 ONTARIO INC.

By:	“Sean O’Brien”
Name: Sean O’Brien
Title: President and Chief Executive Officer

By:	“Catherine David Nolan”
Name: Catherine David Nolan
Title: Chief Financial Officer

SCHEDULE 2.3(b)
Working Capital and Indicative Closing Working Capital Calculation

(a)
The Estimated Working Capital Statement and the Closing Working Capital calculation shall include a detailed calculation and description of how the Estimated Working Capital and Closing Working Capital, as applicable, was determined, which calculation shall be broken down into its various components.

(b)
“Accounts Receivable” means all trade and other receivables of the Target Group as at the Calculation Time, determined on a gross basis in accordance with GAAP consistently applied, excluding (i) Related Party Receivables, (ii) receivables due or unpaid more than sixty (60) days after the original due date or ninety (90) days after the original invoice date and (iii) any amount held by Home Trust Company pursuant to the Home Trust Agreements or by Maxium pursuant to the Maxium Agreements as a cash reserve, deposit or security for the obligations of any Target Group Company.

(c)
“Cash and Securities” means (i) cash, excluding restricted cash, (ii) money in bank accounts plus uncleared deposits less outstanding cheques, (iii) guaranteed income certificates, certificates of deposit, banker’s acceptances and similar instruments issued by a Canadian financial institution, and (iv) marketable securities of the Target Group, determined in accordance with GAAP consistently applied, the whole calculated as of or prior to the date of the Closing Financial Statements and after the payment of any dividends that are paid as part of the Pre-Closing Transaction.

(d)
“Current Assets” means the consolidated Cash and Securities, Accounts Receivable, Inventory, and prepaid expenses and deposits of the Target Group as at the Calculation Time, determined in accordance with GAAP consistently applied, but does not include  any amount held by Home Trust Company pursuant to the Home Trust Agreements or by Maxium pursuant to the Maxium Agreements as a cash reserve, deposit or security for the obligations of any member of the Target Group.

(e)
“Current Liabilities” means the consolidated trade and other payables, other accrued charges of the Target Group as at the Calculation Time, determined in accordance with GAAP consistently applied excluding (i) income taxes payable and  (ii) accrued provisions, and including 26.5% of tax credits claimed in the Tax Return for the taxation year of the Target Group deemed pursuant to subsection 249(4)(a) of the ITA to have ended as a result of the transactions contemplated by this Agreement where the amount of such tax credits must be included in income for the immediately following taxation year to the extent such amount is not offset by non-capital losses of the Target Group.

(f)	“Inventory” means all inventories of Water Heaters and HVAC Equipment, other supplies and consumables (but, for clarity, excluding advertising and publicity materials of the Target Group), wherever located, and whether on consignment or not as at the Calculation Time, determined on a gross basis in accordance with GAAP consistently applied but excluding thermostats and any obsolete, worn-out or no longer used “Inventory” or any “Inventory” of Water Heaters and HVAC Equipment that is not in its original packaging.

(g)           An example of the calculation of the Closing Working Capital is included in Appendix A.

APPENDIX A
Indicative Closing Working Capital Calculation

[Example of the calculation of the Closing Working Capital redacted as disclosure would be seriously prejudicial to the interests of the reporting issuer.]

SCHEDULE 4.1(d)
Water Heater Equivalents

Product	Water Heater Equivalent
Water heater	1
Protection Plans	0.8
Water softeners	1.1
Furnace	2.7
Air Conditioner	2.4
Boiler	2.0

SCHEDULE 6.1.5
Form of Non-Competition Agreement

NON-COMPETITION AND NON-SOLICITATION AGREEMENT

THIS AGREEMENT is made as of the [●] day of [●], 201[●]

BY:	JUST ENERGY GROUP INC., a corporation incorporated under the laws of Canada

(the “JEGI”)

AND BY:	JUST ENERGY ONTARIO L.P., a limited partnership formed under the laws of the Province of Ontario (the “JEOLP” and together with JEGI, the “Vendors”))

AND BY:	[NEWCO], a ■ formed under the laws of ■;

(the “Purchaser”)

AND BY:	RELIANCE COMFORT LIMITED PARTNERSHIP, a limited partnership formed under the laws of the Province of Manitoba

(“Reliance”)

RECITALS:

WHEREAS, pursuant to an agreement (the “Purchase Agreement”) dated June 4, 2014 among the Vendors, the Purchaser and Reliance, the Purchaser agreed to purchase and the Vendors agreed to sell all of the issued and outstanding shares in the capital of National Energy Corporation (the “Purchased Corporation”);

AND WHEREAS, the business operated by the Purchased Corporation and its wholly-owned subsidiary, 1882374 Ontario Inc. (“1882374” and, together with the Purchased Corporation, the “Target Group”), is the rental of Water Heater and HVAC Equipment to residential customers, and the installation, maintenance and servicing of such Water Heater and HVAC Equipment and thermostats, including Protection Plans, but excluding the business associated with the Excluded Contracts (as presently carried on by the Target Group, the “Business”);

AND WHEREAS, the obligations of the Purchaser under the Purchase Agreement are subject to the condition that the Vendors execute and deliver this Agreement;

AND WHEREAS, the Vendors, Reliance and the Purchaser agree that this Agreement is necessary in order (i) that the Purchaser receives the full benefit of the goodwill of the Business and (ii) to maintain or preserve the fair market value of all of the issued and outstanding shares in the capital of the Purchased Corporation and, accordingly, the Vendors are willing to enter into this Agreement in order to protect that goodwill and maintain or preserve that fair market value;

AND WHEREAS, the Vendors acknowledge that this Agreement is an integral part of the transaction contemplated by the Purchase Agreement under which the Vendors have received significant benefit and that the Purchaser is relying on the covenants and acknowledgements given herein by the Vendors in connection with its purchase of the Purchased Corporation;

AND WHEREAS, capitalized terms used but not defined in this Agreement shall have the meanings ascribed thereto in the Purchase Agreement;

NOW THEREFORE in consideration of the foregoing, and other good and valuable consideration now given by the Purchaser to the Vendors (the receipt and sufficiency of which are hereby acknowledged), the Vendors agree with the Purchaser and Reliance as follows:

1.	DEFINITIONS

In this Agreement,

1.1           “1882374” has the meaning given in the recitals to this Agreement.

1.2           “Agreement” means this non-competition and non-solicitation agreement, as it may be amended or supplemented from time to time.

1.3           “Business” has the meaning given in the recitals to this Agreement.

1.4           “Geographic Area” means Canada.

1.5           “HVAC Equipment” means all heating, ventilation, furnace and air conditioning equipment and accessories, related attachments, gas piping, water softeners, venting, ductwork and related equipment including power pipes, buffer tanks and air quality equipment, and in each case any smart thermostats bundled therewith excluding for avoidance of doubt solar equipment.

1.6           “Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted and includes the Vendors.

1.7           “Purchase Agreement” has the meaning given in the recitals to this Agreement.

1.8           “Purchased Corporation” has the meaning given in the recitals to this Agreement.

1.9           “Purchaser” has the meaning given in the preamble to this Agreement.

1.10           “Target Group Company” means either the Purchased Corporation or 1882374, as the context permits or requires.

1.11           “Vendors” has the meaning given in the preamble to this Agreement.

1.12           “Water Heaters” means all water heater tanks and smart thermostats bundled therewith, parts thereof, and related or ancillary equipment, including mixing valves, wires, pipes, and switches, owned by a Target Group Company, Maxium, and/or Home Trust Company or rented or leased to a Target Group Company’s Customer as part of the Business and for greater certainty includes all Home Trust Water Heaters and Maxium Water Heaters.

2.	NON-COMPETITION

2.1           Subject to Section 3, the Vendors shall not, for a period of five years from the date hereof, directly or indirectly, in any manner whatsoever including, without limitation, either individually, in partnership, jointly or in conjunction with any other Person, or as principal, agent or shareholder:

2.1.1                 carry on or be engaged in any business undertaking or activity;

2.1.2                 have any financial or other interest (including an interest by way of royalty or other compensation arrangements) in or in respect of the business of any Person which carries on or is engaged in a business; or

2.1.3                 advise, assist, invest in, lend money to, guarantee the debts or obligations of, or permit the use of either Vendor’s name or trade name(s) or any part thereof by, any Person which carries on a business, in the Geographic Area which is the same as or substantially similar to or which competes with or would compete with the Business as presently carried on as of the date hereof.

3.	EXCEPTION

3.1           Nothing herein shall prevent the Vendors or any Affiliate of the Vendors from:

3.1.1                 acquiring all or part of an interest in any Person which, as part of its operations, includes a business or undertaking (the “Water Heater Business or Undertaking”) which is the same as or substantially similar to or which competes with or would compete with the Business as presently carried on as of the date hereof where the total revenues derived from the Water Heater Business or Undertaking are no more than 20% the total gross revenues of the Person so acquired. If the Vendors thereafter seek to sell any such Water Heater Business or Undertaking, the Vendors shall use commercially reasonable efforts to first notify the Purchaser and give the Purchaser an opportunity to participate in the sale process: or

3.1.2                 directly or indirectly carrying on a business or undertaking involving the manufacture, assembly, marketing, distribution, sale or rental of (i) smart thermostats on a standalone basis or with products and services other than HVAC Equipment and/or Water Heaters, (ii) solar equipment on a standalone basis or with products and services other than HVAC Equipment and/or Water Heaters, and/or (iii) maintenance and repair plans solely for the products and services referenced in (i) and (ii); or

3.1.3                 after two years from the date hereof, and subject to compliance with Section 3.2 and Section 3.3, directly or indirectly carrying on a business or undertaking involving whole home maintenance and repair plans that include maintenance and repair of HVAC Equipment and Water Heaters (but for clarity, not the manufacture, assembly, marketing, distribution, sale or rental of Water Heaters or HVAC Equipment) provided such whole home maintenance and repair plans include the maintenance and repair of multiple non-Water Heater and/or non-HVAC Equipment items.

3.2           The  Purchaser shall have the right to, no later than 45 days prior to the expiry of the two year period referenced in Section 3.1.3, make an offer to the Vendors to act as the exclusive partner with the Vendors and their Affiliates to provide maintenance and repair plans with respect to HVAC Equipment and Water Heaters in respect of the 18 month period commencing on the expiry of the period referenced in Section 3.1.3. The Vendors shall have a period of 30 days to accept the Purchaser’s offer. If the Vendors do not accept the Purchaser’s offer within such period, the Vendors may not, in respect of all or a portion of such 18 month period, enter into an agreement with any other Person to partner with, or act as a material supplier or subcontractor for, the Vendors’ maintenance and repair plans in respect of Water Heaters and/or HVAC Equipment that is on terms equal to or less favourable to the Vendors than those offered by the Purchaser.

3.3           In respect of the 18 months subsequent to the 18 month period referenced in Section 3.2, the Purchaser shall have the offer right referenced in Section 3.2, applied mutatis mutandis.

3.4           Neither Vendor shall enter into any agreement with any Person which would not permit a Vendor to comply with its obligations under Section 3.1 and 3.2.

4.	EMPLOYEES

4.1           The Vendors shall not for a period of three years from the date hereof, directly or indirectly solicit for employment, hire or otherwise contract for the services of, or aid in the solicitation, hiring or contracting for the services of any management level employee of the Purchased Corporation or 1882374; provided, however, that nothing in this Section 4.1 shall prohibit the Vendors from making general solicitation advertisements that are not targeted at any management level employee of the Purchased Corporation or

1882374 and from hiring any such management level employee that responds to general solicitation advertisement, or from hiring any management level employee of the Purchased Corporation or 1882374 whose employment has been terminated by the Purchased Corporation or 1882374.

4.2           The Purchaser and Reliance shall not for a period of three years from the date hereof, directly or indirectly solicit for employment, hire or otherwise contract for the services of, or aid in the solicitation, hiring or contracting for the services of any employee of JEGI set forth in Section 4.7 of the Seller Disclosure Letter; provided, however, that nothing in this Section 4.2 shall prohibit the Purchaser or Reliance from making general solicitation advertisements that are not targeted at any employee of JEGI and from hiring any such employee that responds to general solicitation advertisement, or from hiring any such employee whose employment has been terminated by JEGI.

5.	CUSTOMERS

Subject to Section 3, the Vendors shall not, for a period of seven years from the date hereof, directly or indirectly, solicit or contact any Persons who were clients of the Business at any time during the one-year period preceding the date hereof, for the purpose of selling to those customers any products or services in the Geographic Area which are the same as or substantially similar to, or in any way competitive with, the products or services of the Business as presently carried on as of the date hereof.

6.	DEALERS

Subject to Section 3, the Vendors shall not, for a period of seven years from the date hereof, directly or indirectly, solicit or contact any Persons who were dealers in respect of the Business at any time during the one-year period preceding the date hereof, for the purpose of utilizing such Persons as dealers for the purpose of selling any products or services in the Geographic Area which are the same as or substantially similar to, or in any way competitive with, the products or services of the Business as presently carried on as of the date hereof.

7.	NON-DISPARAGEMENT

7.1           Without limiting the rights of the Vendors under the Purchase Agreement and the Closing Documents, the Vendors shall not (and shall cause their Affiliates not to), for a period of seven (7) years from the date hereof, directly or indirectly, in any manner whatsoever including either individually, in partnership, jointly or in conjunction with any other Person, or as principal, agent, consultant or shareholder, defame or actively disparage the commercial, business or financial reputation of the Purchased Corporation or the Purchaser, of any of their products or services, or any of their respective shareholders, employees, officers or directors.

7.2           Without limiting the rights of the Purchaser and Reliance under the Purchase Agreement and the Closing Documents, the Purchaser and Reliance shall not (and shall cause their Affiliates not to), for a period of seven (7) years from the date hereof, directly or indirectly, in any manner whatsoever including either individually, in partnership, jointly or in conjunction with any other Person, or as principal, agent, consultant or shareholder, defame or actively disparage the commercial, business or financial reputation of the Vendors or any Affiliate of the Vendors, of any of their products or services, or any of their respective shareholders, employees, officers or directors.

8.	RESTRICTIVE COVENANT

The parties hereto intend that the conditions set forth in subsection 56.4(7) of the Income Tax Act (Canada) (the “Tax Act”) have been met such that subsection 56.4(5) of the Tax Act applies to any “restrictive covenants” (as defined in subsection 56.4(1) of the Tax Act) granted by each of the Vendors pursuant to this Agreement with respect to the Business carried on by the Purchased Corporation and 1882374 (the “Restrictive Covenants”). For greater certainty, the parties hereto agree and acknowledge that: (i) for the purposes of paragraph 56.4(7)(d) of the Tax Act, no proceeds shall be received or receivable by the Vendors for granting the Restrictive Covenants; and (ii) the Restrictive Covenants are integral to the Purchase Agreement and have been granted to maintain or preserve the fair market value of the shares of the Purchased Corporation.

9.	INVALIDITY OF PROVISIONS

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof.

10.	REMEDIES

10.1           The Vendors acknowledge that a breach or threatened breach by the Vendors of any provision of this Agreement will result in the Purchaser and Reliance suffering irreparable harm which cannot be calculated or fully or adequately compensated by recovery of damages alone. Accordingly, the Vendors agree that, in addition to any other relief to which the Purchaser and Reliance may become entitled, the Purchaser and Reliance shall each be entitled to interim and permanent injunctive relief, specific performance and other equitable remedies.

10.2           The Purchaser and Reliance acknowledge that a breach or threatened breach by the Purchaser or Reliance of any provision of this Agreement will result in the Vendors suffering irreparable harm which cannot be calculated or fully or adequately compensated by recovery of damages alone. Accordingly, the Purchaser and Reliance agree that, in addition to any other relief to which the Vendors may become entitled, the Vendors shall each be entitled to interim and permanent injunctive relief, specific performance and other equitable remedies.

11.	AMENDMENT

No modification, amendment or waiver of any of the provisions of this Agreement shall be effective unless made by an instrument in writing executed by all of the parties hereto.

12.	ENUREMENT

This Agreement shall enure to the benefit of and shall be binding upon each of the Purchaser, Reliance, the Vendors and their respective successors and permitted assigns.  This Agreement may not be assigned, in whole or in any part, by the Vendors without the prior written consent of the Purchaser and Reliance or by the Purchaser or Reliance without the prior written consent of the Vendors.  Notwithstanding the foregoing, the Purchase and Reliance may assign their rights and obligations under this Agreement, to any non-Affiliate acquiror of all or substantially all of the assets relating to the Business (whether by asset sale, or an acquisition of control of such Parties pursuant to a sale of shares or partnership interests or pursuant to a plan of arrangement or similar acquisition transaction), provided that such acquiror agrees, prior to such assignment, to assume and become liable for the performance of the Purchaser and Reliance’s obligations under this Agreement.

13.	GOVERNING LAW

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

[Remainder of this page left intentionally blank.]

IN WITNESS WHEREOF the Vendors, the Purchaser and Reliance have executed this Agreement.

JUST ENERGY GROUP INC.		JUST ENERGY ONTARIO LP, by its general partner, Just Energy Corp.

By:		By:
	Name:		Name:
	Title:		Title:

By:		By:
	Name:		Name:
	Title:		Title:

[PURCHASER]		RELIANCE COMFORT LIMITED PARTNERSHIP, by its general partner, GP WATERHEATER TRUST, by its sole trustee, 2035881 ONTARIO INC.

By:		By:
	Name:		Name:
	Title:		Title:

By:		By:
	Name:		Name:
	Title:		Title:

SCHEDULE 6.1.10
Form of Transitional Services Agreement

TRANSITIONAL SERVICES AGREEMENT

This transitional services agreement (this “Agreement”) is made and entered into as of the [●] day of [●], 2014 (the “Effective Date”) by and between National Energy Corporation (“Service Recipient”), Just Energy Corp. (“Service Provider”), Just Energy Ontario L.P. (“Just Energy Ontario”) and Reliance Comfort Limited Partnership (“Reliance”).

RECITALS:

A)
The Service Recipient was purchased by [Newco] pursuant to a share purchase agreement dated ■, 2014, entered into between Just Energy Group Inc., Just Energy Ontario, [Newco] and Reliance (the “Purchase Agreement”);

B)
For a period of time following the closing of the transaction contemplated by the Purchase Agreement, the Service Recipient needs the Service Provider to provide to Service Recipient certain transitional services; and

C)	The Service Provider has agreed to provide such transitional services to the Service Recipient following closing on the terms and conditions set forth herein.

D)
The parties acknowledge that (i) the services under this Agreement are being provided to Service Recipient for purposes of facilitating a transition, and (ii) Service Provider is not a professional services organization and is not in the business of providing Services to non-affiliated third parties.

E)	Just Energy Ontario is an Affiliate of Service Provider and has agreed to be jointly and severally liable with Service Provider under this Agreement.

F)
Reliance is an Affiliate of Service Recipient.  Reliance will directly or indirectly benefit from the transactions contemplated by this Agreement.  Reliance has agreed to be jointly and severally liable with Service Recipient under this Agreement.

NOW THEREFORE, in consideration of the foregoing, the terms and conditions set forth below, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

1.	DEFINITIONS.

1.1           As used in this Agreement, defined terms will have the meaning given to such terms in the Purchase Agreement or as specified herein:

(a)	“Aggrieved Party” has the meaning given in Section 9.1(a).

(b)
“Affiliate” when used to indicate a relationship with a specified Person, means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person and a Person shall be deemed to be controlled by another Person if controlled in any manner whatsoever that results in control in fact by that other Person (or that other Person and any Person or Persons with whom that other Person is acting jointly or in concert), whether directly or indirectly, and whether through the ownership of securities, a trust, a contract or otherwise.  For the purposes of this definition, “control,” when used with respect to any specified Person, means the power to direct the management and policies of such Person directly or indirectly, whether through ownership of voting securities, by contract or otherwise; and the term “controlled” has the meaning correlative to the foregoing; provided that in any event, any Person which owns directly, indirectly or beneficially 50% or more of the securities having voting power for the election of directors or other governing body of a corporation or 50% or more of the partnership interests or other ownership interests of any other Person will be deemed to control such Person;

(c)	“Agreement” has the meaning given in the preamble.

(d)
“Applicable Law” means any domestic or foreign statute, law (including the common and civil law and equity), constitution, code, ordinance, rule, regulation, restriction, regulatory policy or guideline having the force of law, by-law (zoning or otherwise).

(e)	“Business” has the meaning given in Section 8.3(a)(i).

(f)	“Business Day” means a day, other than a Saturday or Sunday or any statutory or civic holiday observed generally in Toronto, Ontario.

(g)	“Change Control Process” has the meaning given in Section 3.1.

(h)	“Changes” has the meaning given in Section 3.1.

(i)
“Confidential Information” means all of the intellectual property, information, data and software created, maintained, used or owned by either Party and furnished to the other, whether in oral, written, graphic or machine-readable form, which may include but not be limited to, code, software tool specifications, functions and features, integration and shared data block specifications, financial statements, corporate and stock information, file layouts, marketing strategies, business, product or acquisition plans, current business relationships or strategies and customer lists. “Confidential Information” will not include any of the foregoing which: (i) is or becomes available to the general public through no fault of either Party; (ii) is independently developed by non-disclosing Party without reference to the Confidential Information of the disclosing Party; (iii) is rightfully received by the non-disclosing Party from a third party without a duty of confidentiality; or (iv) is required to be disclosed by court order, law or regulation, provided that the non-disclosing Party provides the disclosing Party reasonable notice of any such requirement (before making such disclosure, if feasible) and assistance to the disclosing Party’s efforts to object to or limit such disclosure.

(j)	“Damages” has the meaning given in Section 7.1(a).

(k)	“Data and Records” has the meaning given in Section 8.3(a)(i).

(l)	“Defaulting Party” has the meaning given in Section 9.1(a).

(m)	“Dependent Service” has the meaning given in Section 2.2(c).

(n)	“Detached Contracts” has the meaning given in Section 2.4.

(o)	“Dispute” has the meaning given in Section 11.1(a).

(p)	“Dispute Notice” has the meaning given in Section 11.1(a).

(q)	“Effective Date” has the meaning given in the preamble. [NTD: To be date of Closing.]

(r)	“Event of Force Majeure” has the meaning given in Section 10.1(a).

(s)	“Expenses” has the meaning given in Section 5.1(b).

(t)	“Extra Services” has the meaning given in Section 2.1.

(u)	“Fees” has the meaning given to such term in Section 5.1.

(v)
“Intellectual Property Rights” means all proprietary or other rights of ownership in intangibles including: (i) rights associated with works of authorship, including copyrights, moral rights, publicity rights, personality rights, and mask-work rights; (ii) trade-marks, trade names, service marks, logos and other proprietary designations and the goodwill associated therewith; (iii) trade secret rights; (iv) patent rights; (v) other intellectual and industrial property rights of every kind and nature, however designated, whether arising by operation of law, contract, licence or otherwise; and (vi) applications, registrations, renewals, extensions, continuations, divisions, reissues or amendments thereof now or hereafter in force (including any rights in any of the foregoing).

(w)	“Party” means Service Provider or Service Recipient, as applicable, and “Parties” means both of them. Reliance shall be a “Party” only with respect to Section 5.5.

(x)
“Person” shall be broadly interpreted and includes an individual, a body corporate, a partnership, a trust, an association, an unincorporated organization, a governmental authority, the executors, administrators or other legal representatives of an individual in such capacity and any other entity recognized by law, and pronouns have a similarly extended meaning.

(y)	“Personal Information” means any information about an identifiable individual.

(z)	“Purchase Agreement” has the meaning given in the recitals.

(aa)	“Relationship Manager” has the meaning given in Section 4.1.

(bb)	“Scheduled Final Service Date” has the meaning given in Section 2.2.

(cc)	“Selected Shared Contracts” has the meaning given in Section 2.4.

(dd)	“Service Extension Period” has the meaning given in Section 2.2.

(ee)	“Service Provider” has the meaning given in the preamble.

(ff)	“Service Provider Indemnified Parties” has the meaning given in Section 7.2(a).

(gg)	“Service Recipient” has the meaning given in the preamble.

(hh)	“Service Recipient Indemnified Parties” has the meaning given in Section 7.1(a).

(ii)	“Service Recipient License Rights” has the meaning given in Section 2.4.

(jj)	“Service Recipient Premises” means Service Recipient’s main office location at 25 Sheppard Avenue West.

(kk)	“Service Termination Date” has the meaning given in Section 2.2.

(ll)
“Service Tower” the services to be provided in any particular category set out in Schedule 2.1, namely (i) business systems, (ii) telephony services, (iii) computing infrastructure, (iv) end user support, (v) supply of personnel, (vi) sales consulting services, and (vii) transfer of funds from collection agencies.

(mm)	“Services” has the meaning given in Section 2.1.

(nn)	“Sunk Costs” has the meaning given in Section 2.2(c).

(oo)	“Term” has the meaning given in Section 2.2(a).

(pp)	“Third Party” means any Person that is neither a Party hereto nor an Affiliate of any Party hereto.

(qq)	“Third Party Claim” has the meaning given in Section 8.1(a).

(rr)	“Third Party Provider” means any Person that is not a party to this Agreement and that, directly or indirectly, provides hardware, software or services to the Service Recipient.

(ss)	“Terminated Service” has the meaning given in Section 2.2(c).

(tt)	“UBOS Availability Service Level Objective” has the meaning given in Section 2.5(c).

1.2           Interpretation

In this Agreement unless expressly provided otherwise: (i) all references to Schedules, Articles, Sections, subsections, and other subdivisions refer to the corresponding Schedules, Articles, Sections, subsections, and other subdivisions of this Agreement; (ii) titles appearing at the beginning of any Articles, Sections, subsections, or other subdivisions of this Agreement are for convenience only, do not constitute any part of such Articles, Sections, subsections or other subdivisions, and will be disregarded in construing the language contained therein; (iii) the words “this Agreement,” “herein,” “hereby,” “hereunder,” and “hereof,” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision; (iv) the words “this Section,” “this subsection,” and words of similar import, refer only to the Sections or subsections hereof in which such words occur; (v) the word “or” is not exclusive, and the word “including” (in its various forms) means “including, without limitation;” (vi) pronouns in masculine, feminine, or neutral genders will be construed to state and include any other gender, and words, terms, and titles (including terms defined herein) in the singular form will be construed to include the plural and vice versa; (vii) unless the context otherwise requires, all defined terms contained herein include the singular and plural and the conjunctive and disjunctive forms of such defined terms; (viii) references to any statute, rule, standard, regulation or other law include a reference to (A) the rules and regulations promulgated thereunder and (B) each of them as amended, modified, supplemented, consolidated, replaced or rewritten from time to time; (ix) references to any section of any statute, rule, standard, regulation or other law include any successor to such section; and (x) references to any Person include such Person’s successors and permitted assigns; and (xi) except where otherwise expressly provided, all amounts in this Agreement are stated and will be paid in Canadian currency.

1.3           Schedules

The schedules to this Agreement listed below are an integral part of this Agreement:

Schedule	Description

Schedule 2.1	Description of Services
Schedule 2.3	Consents to be Obtained at Service Provider’s Cost
Schedule 2.4	Selected Shared Contracts
Schedule 2.5	Description of Service Level Objectives

Schedule 5.1	Rates

1.4           Order of Priority

In the event of any inconsistency between any of the provisions of the terms and conditions of this Agreement (excluding the Schedules) and the terms and conditions of the Schedules, the inconsistency will be resolved in favour of the terms and conditions of this Agreement (excluding the Schedules), unless the Schedule states an express intention to take priority over this Agreement (excluding the Schedules).

2.	SERVICES.

2.1           Service Obligation.

(a)
In consideration of the Fees and other amounts paid by Service Recipient, and otherwise subject to the remaining terms and conditions of this Agreement, the Service Provider will perform the services described in Schedule 2.1 (the “Services”).

(b)
In the event that, within thirty (30) days from the Effective Date, Service Recipient requires Service Provider to perform services that were provided by Service Provider to Service Recipient in the six (6) month period prior to the Effective Date but beyond those set forth in Schedule 2.1 (each, an “Extra Service”), Service Provider will, as soon as practicable and in any event within five (5) Business Days after receiving written notice of such request from Service Recipient, begin to provide such Extra Service at fees that are equivalent to Service Provider’s fully-loaded costs (including internal labour costs (including salary/wages and benefits), third party costs, overhead costs and administrative expenses) plus an additional five percent (5%) markup.

(c)
Service Provider agrees that Service Provider personnel will, in the course of conducting the activities that would otherwise be conducted in the performance of the Services, at no-additional cost use reasonable efforts to share with Service Recipient (i) verbally, any then-existing operational knowledge possessed by such personnel, and (ii) by providing copies, any then-existing documentation in the possession of by Service Provider relating to how to run the day-to-day operations of the business of Service Recipient (to the extent such documentation can be readily accessed and segregated), in each case solely relating to the Services that is reasonably requested by Service Recipient’s personnel and reasonably required in order for Service Recipient to take over the provision of such Services from Service Provider.

2.2           Term; Termination Date.

(a)	The term of this Agreement will commence on the Effective Date and will continue in force until all Services have terminated in accordance with this Agreement (the “Term”).

(b)
The Parties agree that the date on which the provision of each Service is to be terminated (each, a “Service Termination Date”) will be the date identified as the “Scheduled Final Service Date” for such Service in Schedule 2.1, (each, a “Scheduled Final Service Date”).  In the event that Schedule 2.1 fails to set out a “Scheduled Final Service Date”, the “Scheduled Final Service Date” shall be the date that is six (6) months from the Effective Date.

(c)
Service Recipient may terminate in whole any Service Tower, or the Services in respect of any individual specified in part 5 or 6 of Schedule 2.1 (such Service, as applicable, the “Terminated Service”), prior to the corresponding Service Termination Date for any reason upon at least thirty (30) days’ prior written notice to Service Provider; provided that (i) all Dependent Services are also terminated, (ii) Service Recipient pays to Service Provider all Sunk Costs associated with the Terminated Service and all related Dependent Services, and (iii) the effective date of termination is the last day of a month.  A “Dependent Service”, when used with respect to any Terminated Service, means a Service the provision of which reasonably requires that the Terminated Service continues to be available.  “Sunk Costs” means all costs associated with the early termination of any contracts or commitments entered into by Service Provider solely for the purpose of fulfilling its obligations under this Agreement to the extent relating to the Terminated Service or related Dependent Services, including (i) any early termination fees, penalties or similar charges, and (ii) the pro-rata portion of any amounts paid by Service Provider under such contracts or commitments, the benefit of which was not received due to early termination.  Service Provider agrees that it will first require Service Recipient’s approval before entering into a renewal of any contract or commitment that has been entered into solely for the purposes of fulfilling Service Provider’s obligations under the Agreement, where such renewal comes due during the Term.  Service Recipient acknowledges and agrees that Service Provider shall not be liable for any failure by Service Provider to perform its obligations under this Agreement, and Service Provider shall be relieved of any such obligations, if the performance of such obligations is negatively impacted by the non-renewal or any delay in the renewal of any such contract or commitment.  Upon request, Service Provider will provide Service Recipient with confirmation of any Dependent Services in the event that Service Recipient wishes to terminate any Service Tower or the Services in respect of any individual specified in part 5 or 6 of Schedule 2.1.

(d)
If Service Recipient has terminated any Service Tower or the Services in respect of any individual specified in part 5 or 6 of Schedule 2.1 in accordance with Section 2.2(c), then commencing with the first full month immediately following such termination, the Fees will be equitably reduced to reflect Service Provider’s decrease in costs in providing the Terminated Services owing to such termination, as determined by Service Provider acting reasonably.  In connection with termination of any Service Tower or the Services in respect of any individual specified in part 5 or 6 of Schedule 2.1, (i) Service Provider will no longer be required to provide the Terminated Services or any related Dependent Services, (ii) the provisions of this Agreement relating solely to such Terminated Services and any related Dependent Services will terminate, and (iii) the provisions of this Agreement not relating solely to such Terminated Service or any related Dependent Services will survive any such termination as they relate to Services other than the Terminated Service and related Dependent Services.

2.3           Third Party Consents.

Service Provider will obtain all waivers, permits, consents or sublicenses necessary for purposes of provision of the Services. Schedule 2.3 provides a list of software for which Service Provider will be responsible for all costs in relation to obtaining such waivers, permits, consents or sublicenses. To the extent that any other waivers, permits, consents or sublicenses are required, Service Provider will be obligated to obtain such waivers, permits, consents or sublicenses and each Party shall be responsible for fifty percent (50%) of any costs in relation to obtaining such waivers, permits, consents and sublicenses. Service Recipient hereby agrees that it must comply with the terms and conditions of any consent or license of a Third Party and with any restrictions lawfully imposed by the applicable Third Party in respect of the use of any Third Party products or services of which Service Recipient has been made aware in writing.

2.4           Transfer of Licenses.

Schedule 2.4 describes certain software applications which, prior to the Effective Date, were used to provide services to both Service Provider and/or its Affiliates, on the one hand, and Service Recipient, on the other hand.  The agreements governing each such software application between the applicable licensor, on the one hand, and Service Provider and/or an Affiliate of Service Provider on the other hand, are referred to in this Section as the “Selected Shared Contracts”).  Service Provider shall use commercially reasonable efforts, at no additional out-of-pocket cost to Service Provider, to assist (by making introductions and providing relevant information as reasonably requested) Service Recipient with (i) establishing a separate contract between Service Recipient and each of the licensors under the Selected Shared Contracts pursuant to which Service Recipient will receive the benefit of those licences under the Selected Shared Contracts that were used solely for the benefit of Service Recipient as of the Effective Date (the “Service Recipient License Rights”), or (ii) transferring the Service Recipient License Rights to an existing contract between Service Recipient and the applicable licensor (the contracts resulting from (i) and (ii) in this paragraph are referred to in this Section as “Detached Contracts”).  Service Recipient shall be solely responsible for all costs associated with negotiating and entering into the Detached Contracts, including the pricing and other terms and conditions resulting from such negotiations, and for the performance of all obligations under the Detached Contracts.

2.5           Standard of Performance; Limitations on Providing Services.

(a)
Unless otherwise specified in Schedule 2.5 Service Provider will perform the Services in the manner, and utilizing the same level of effort, that is generally consistent, in all material respects, with the performance of such Services during the twenty-four (24) month period ending immediately prior to the Effective Date, except as otherwise expressly provided in part 6(i) of Schedule 2.1 as it relates to the amount of time spent.  Nothing in this Section shall be taken to detract from Section 2.5(b).

(b)
Schedule 2.5 sets out Service Provider’s internal service level objectives relating to information technology functions, which have been used by Service Provider to indicate aspirational goals.  Subject to Section 2.5(c), in the event that Service Provider fails to meet the service level objectives in a given calendar month (as such failure is further described in part 4 of Schedule 2.5), the following steps will be taken:

(i)	for a failure in any given month, the Parties will discuss any issues that caused such service level objectives to have been missed;

(ii)
for any failure to meet the service level objectives in any consecutive two month period, Service Provider will present to Service Recipient a plan going forward that will attempt to ensure that such failure will not reoccur; and

(iii)
for any failure of to meet the service level objectives for a consecutive period of three (3) months, Service Recipient will be entitled to withhold twenty-five per cent (25%) of the fees payable in respect of the Service Towers affected by such failure until such time as the service level objective is met, at which point Service Recipient shall be required to pay all fees that were previously withheld as well as all applicable fees going forward.

(c)
in the event that Service Provider fails to meet the “application availability” service level objective in a given calendar month as it relates to the UBOS application referenced in part 1(i) of Schedule 2.1 (the “UBOS Availability Service Level Objective”), the following steps will be taken:

(i)
for a failure in any given month, the Parties will discuss any issues that caused the UBOS Availability Service Level Objective to have been missed and Service Provider shall use commercially reasonable efforts to address such issues;

(ii)
if Service Provider is unable to address such issues, as evidenced by Service Provider failing to meet the UBOS Availability Service Level Objective in the month immediately following the month in which the failure occurred, Service Recipient will be entitled to either (but not both): (A) withhold twenty-five per cent (25%) of the fees payable in respect of the “Business systems” Service Tower (without duplication of any amount withheld pursuant to Section 2.5(b)(iii)) until such time as the service level objective is met, at which point Service Recipient shall be required to pay all fees that were previously withheld as well as all applicable fees going forward; or (B) within fifteen (15) days of the end of such immediately following month, irrevocably elect to bring a claim for damages resulting from such failure by providing notice of same to Service Provider, which claim, for greater certainty, will be subject to the limitations of liability in Section 6.

(d)
Sections 2.5(b) and 2.5(c) set out Service Recipient’s sole and exclusive remedy for any failure by Service Provider to meet the service level objectives.  Except as provided in Section 2.5(c)(ii), Service Recipient will not be entitled to bring a claim for damages for any such failure.

(e)
Notwithstanding anything to the contrary in this Agreement, Service Provider will not be required to provide any Service to the extent performance of such Service by Service Provider is prohibited by, or would require Service Provider to violate, any Applicable Law or contract; provided, however, that the Parties will negotiate in good faith to enter into acceptable alternative arrangements, as necessary, for the lawful or contractually compliant provision of any such Service or an equivalent service that otherwise satisfies Service Provider’s obligations under this Agreement.

2.6           Responsibility for Third Party Providers

Service Recipient acknowledges that certain components of the Services to be performed by Service Provider for Service Recipient under this Agreement are provided to Service Provider by third party vendors and suppliers.  Subject to Section 10.1, Service Provider shall be responsible for any failure or delay in performing any of its obligations under this Agreement to the extent such failure or delay is due to any failure or delay in performance by such parties.

2.7           Access to and Use of Computer Systems

(a)
If any Party or its Affiliates has access (either on-site or remotely) to any of the computer systems and/or information stores of the other Party or its Affiliates in connection with the Services to be provided under this Agreement, it shall limit such access solely to the use of such systems and information stores as required to so perform or receive the Services, and shall not access or attempt to access any computer systems, information stores, files, software or services other than those required to perform or receive the Services, and shall cause its Affiliates to similarly comply.  Each Party shall limit such access to those of its employees, agents or contractors, or those of its Affiliates, with a bona fide need to have such access and who have agreed to maintain the confidentiality of the other Party’s Confidential Information.  Each Party shall, and shall cause its Affiliates and their respective agents and contractors, to follow all applicable security rules and procedures communicated to it for restricting access to any computer systems and information stores of the other Party and its Affiliates to which it is provided access.

(b)
Service Recipient shall ensure that Service Provider has timely physical access to the computer room at the Service Recipient Premises containing computer systems that are used in connection with Service Provider’s performance of the Services, as may be required by or on behalf of Service Provider from time to time.  Service Recipient shall use commercially reasonable efforts to ensure that such room is otherwise physically secure and that access to such room is only granted to Service Provider personnel or to Service Recipient personnel as directed by Service Provider.

2.8           On-Site Resources

The Parties acknowledge that certain Services will be provided by Service Provider’s employees or contractors who will be located on-site at the Service Recipient Premises.  Service Recipient shall provide such employees and contractors with: (i) access to the Service Recipient Premises and all accommodations provided to such employees and contractors in the six (6) month period prior to the effective date of the Purchase Agreement, including parking, office space, furniture, equipment and supplies; and (ii) such other accommodations as may be reasonably required for such employees or contractors to provide the Services.

3.	CHANGES.

3.1           Change Control Process.

(a)
Unless otherwise provided herein, all proposed changes, additions, deletions or modifications by either Party to the Services, including all proposals, if any, for Extra Services (such changes, additions, deletions, modifications and Extra Services, collectively, “Changes”) will be subject to the formal change control process set forth in this Section 3.1 (the “Change Control Process”).

(b)
The Party seeking a Change will document the proposed Change in writing delivered to the other Party and specify a desired implementation date. The Relationship Manager for each Party will, within fifteen (15) Business Days following such delivery, assess the urgency, importance and impact of the proposed Change, considering the likely impact on each Party of such Change or the failure to obtain such Change on a timely basis, the resources required for implementation of such Change, other planned and in-process Changes, the availability of the required resources and skill sets, and any other internal business needs, interests and considerations of such Party.  Prior to implementing any Changes, the Parties will negotiate in good faith such Changes, which if agreed will be reflected as a new service description forming part of Schedule 2.1 or as an amendment to an existing service description, which in each case will include the following information, as applicable:

(i)	the date as of which the provision of the Change will become effective, and if applicable, the term or period of time during which the Change will be provided;

(ii)	a description of the services to be provided;

(iii)	a description of each Party’s respective responsibilities, including any facilities, hardware, software or other support that will be required;

(iv)	the applicable Fees for the Change;

(v)	whether any third party consents, waivers, sublicenses or permits are required for the provision of the Change and which Party is responsible for obtaining same; and

(vi)	any additional provisions applicable to the Change that are not otherwise set forth in this Agreement or that are exceptions to the provisions set forth in this Agreement.

4.	ADMINISTRATION OF SERVICES; TRANSITION ACTIVITIES.

4.1           Relationship Manager.

Each Party will designate an employee as its relationship manager (a “Relationship Manager”) who will act as the primary contact for such Party with respect to all matters relating to this Agreement. No determination made by the Relationship Managers will constitute an amendment to this Agreement. The initial Relationship Manager for Service Provider will be ■, and the initial Relationship Manager for Service Recipient will be ■. [NTD: Each Party to specify a specific Relationship Manager.]

5.	FEES AND EXPENSES.

5.1           Consideration.

(a)	In consideration of the provision of the Services, Service Recipient will pay to Service Provider the fees set out in Schedule 2.1 (the “Fees”).

(b)	Service Recipient will reimburse Service Provider for all out-of-pocket costs and expenses incurred by Service Provider employees and contractors in connection with providing the Services, including travel and lodging costs, (collectively, “Expenses”), to the extent that such Expenses are incurred in the ordinary course of business.

(c)
In consideration of the activities to be performed by Service Provider pursuant to Section 8.3, Service Recipient shall pay Service Provider for all such activity on a time and materials basis, such time being payable at the rates set out in Schedule 5.1.  For certainty, the reference in this Section to “materials” includes all related Expenses and all amounts payable to engage third party providers and resources.

5.2           Billing; Payment.

(a)	Service Provider will invoice Service Recipient the Fees in advance on a monthly basis and Service Recipient will pay such invoice within thirty (30) days of receipt of such invoice.

(b)
With respect to amounts payable pursuant to Section 5.1(b), Service Provider will invoice Service Recipient for such amounts as incurred and Service Recipient will pay each such invoice as soon as possible and in any event within thirty (30) days of receipt of such invoice.

(c)
With respect to the activities to be performed by Service Provider pursuant to Section 8.3 and part 4(ii) of Schedule 2.1, Service Provider will invoice Service Recipient on the earlier of: (i) before the 15th day of each month in respect of the previous month; and (ii) completion of the relevant activities to be performed by Service Provider.  Service Recipient will pay each such invoice as soon as possible and in any event within thirty (30) days of receipt of such invoice.

5.3           Taxes.

The Fees are exclusive of any sales, goods and services, harmonized sales, use, excise, services and other similar taxes, levies and charges to be paid in relation to the provision of the Services, which may be added to invoices at the appropriate rate.  Service Provider will be paid its compensation without any deductions made whatsoever for taxes of any kind. Service Recipient agrees to pay to Service Provider all such applicable sales, goods and services, harmonized sales, use, excise, services and other similar taxes, levies and charges which the Service Provider is required to collect pursuant to applicable law.

5.4           Late Payment.

If Service Recipient has failed to pay any amount payable to Service Provider under this Agreement by its due date: (i) such unpaid amount shall bear interest from the due date to the date of payment at the rate of one percent (1%) per month (being 12% per annum); and (ii) in addition to any other remedies available to Service Provider, Service Provider shall be entitled to suspend, without liability, the provision of any services that Service Provider would otherwise be required to provide hereunder until such time as all outstanding amounts have been paid in full.

5.5           Joint and Several Liability

Reliance agrees that it is jointly and severally liable with Service Recipient to Service Provider for all payment and other obligations of the Service Recipient under this Agreement.

5.6           Audit.

With respect to the activities performed on a time and materials basis, Service Recipient shall, upon ten (10) Business Days prior written notice to Service Provider and no more than once every six (6) months, have the right to inspect and audit during Service Provider’s normal business hours all the relevant books and records of Service Provider to verify the accuracy of all payments made or to be made by Service Recipient on a time and material basis at Service Recipient’s sole cost and expense, and only in respect of the period since the last such inspection and audit.  Service Provider will cooperate with any such audit, and will grant assistance and access to its books and records relating to such time and materials as reasonably requested by Service Recipient, which Service Recipient acknowledges shall be treated as Confidential Information of Service Provider pursuant to Section 8.1.  Service Recipient shall ensure that its actions cause no more than minimal interference with Service Provider’s business operations and Service Recipient will use commercially reasonable efforts to complete such inspection and audit as quickly as possible.  When an audit uncovers an overpayment or an underpayment made in respect of the amounts payable in respect of the activities performed pursuant to Section 8.3, both Parties agree to promptly take steps to rectify such overpayment or underpayment.  The Service Recipient will pay the cost of the audit other than if an overpayment by Service Recipient of five percent (5%), based on invoices provided by Service Provider, with respect to the total amount of time and materials fees payable by Service Recipient since the last such audit is uncovered, in which case the Service Provider will be required to pay Service Recipient’s reasonable out-of-pocket costs for the audit.

6.	LIMITATION OF LIABILITY.

6.1           Exclusion of Liability for Indirect, etc. Damages; Exceptions.

(a)

(i)
SUBJECT TO SECTION 6.1(a)(ii), IN NO EVENT WILL A PARTY OR ITS AFFILIATES BE LIABLE OR OTHERWISE RESPONSIBLE FOR ANY INDIRECT, CONSEQUENTIAL, INCIDENTAL, SPECIAL OR PUNITIVE DAMAGES OR LOSS OF REVENUE OR PROFITS (EXCLUDING SERVICE RECIPIENT’S PAYMENT OBLIGATIONS UNDER SECTIONS 5.1 TO 5.4) OR FOR DIMINUTION IN VALUE THAT ARISE OUT OF OR RELATE TO THIS AGREEMENT OR THE PERFORMANCE OR BREACH HEREOF.

(ii)	THE LIMITATIONS OF LIABILITY SET FORTH IN SECTION 6.1(a)(i) WILL NOT APPLY TO LIMIT LIABILITY FOR ANY BREACH BY A PARTY OR ITS AFFILIATES OF THE OBLIGATIONS OF CONFIDENTIALITY HEREUNDER.

(b)	Limitation of Liability for Direct Damages; Exceptions.

(i)
SUBJECT TO SECTION  6.1(b)(ii), THE MAXIMUM AGGREGATE LIABILITY OF EACH PARTY AND ITS AFFILIATES WITH RESPECT TO ANY AND ALL CLAIMS ARISING OUT OF, OR RELATING TO, THIS AGREEMENT OR THE PERFORMANCE OR BREACH HEREOF BY SUCH PARTY OR ITS AFFILIATES (REGARDLESS OF THE THEORY UPON WHICH THE LIABILITY IS PREMISED) WILL NOT EXCEED THE AGGREGATE FEES PAID BY SERVICE RECIPIENT TO SERVICE PROVIDER HEREUNDER IN RESPECT OF THE SERVICE TOWER TO WHICH THE CLAIM RELATES IN THE SIX (6) MONTH PERIOD PRIOR TO THE MONTH IN WHICH THE BREACH OCCURRED.

(ii)	THE LIMITATIONS OF LIABILITY SET FORTH IN SECTION 6.1(b)(i) WILL NOT APPLY TO LIMIT LIABILITY FOR:

(A)	AMOUNTS PAYABLE TO NON-AFFILIATED THIRD PARTIES FOR INTELLECTUAL PROPERTY RIGHTS INFRINGEMENT PURSUANT TO SECTION 7.1(a)(ii),

(B)
ANY CLAIM BY SERVICE RECIPIENT PURSUANT TO SECTION 2.5(c)(ii), FOR WHICH THE MAXIMUM AGGREGATE LIABILITY OF SERVICE PROVIDER (REGARDLESS OF THE THEORY UPON WHICH THE LIABILITY IS PREMISED) WILL NOT EXCEED THE AGGREGATE FEES PAID BY SERVICE RECIPIENT TO SERVICE PROVIDER HEREUNDER IN RESPECT OF THE “BUSINESS SYSTEMS” SERVICE TOWER IN THE FOUR (4) MONTH PERIOD PRIOR TO THE MONTH IN WHICH THE BREACH OCCURRED.

(C)
ANY BREACH BY A PARTY OF ITS OBLIGATIONS OF CONFIDENTIALITY HEREUNDER, FOR WHICH THE MAXIMUM AGGREGATE LIABILITY (REGARDLESS OF THE THEORY UPON WHICH THE LIABILITY IS PREMISED) WILL BE THE GREATER OF (a) TWO HUNDRED AND FIFTY THOUSAND DOLLARS ($250,000), AND (B) THE AGGREGATE FEES PAID BY SERVICE RECIPIENT TO SERVICE PROVIDER HEREUNDER IN RESPECT OF THE “BUSINESS SYSTEMS” SERVICE TOWER IN THE SIX (6)

MONTH PERIOD PRIOR TO THE MONTH IN WHICH THE BREACH OCCURRED.

(D)	ANY GROSS NEGLIGENCE OR WILFUL MISCONDUCT (I.E. CONDUCT INTENDED TO CAUSE HARM) OF A PARTY IN CONNECTION HEREWITH, AND

(E)	SERVICE RECIPIENT’S PAYMENT OBLIGATIONS UNDER SECTIONS 5.1 TO 5.4.

7.	INDEMNIFICATION.

7.1           Service Provider Indemnification Obligations.

(a)
Subject to Section 6, from and after the Effective Date, Service Provider will indemnify, defend, save and hold harmless Service Recipient and its officers, directors, employees, agents, representatives, successors and assigns (collectively, the “Service Recipient Indemnified Parties”), from and against any and all losses, claims, liabilities, costs and expenses (including taxes, fees, fines, penalties, interest, reasonable expenses of investigation and reasonable legal fees and disbursements) (collectively “Damages”) that are direct damages suffered or incurred  by a Service Recipient to the extent resulting from or arising out of any action, suit, proceedings, claim, demand, investigation or assessment made or brought by a third party (each, a “Third Party Claim”) to the extent resulting from or arising out of:

(i)
any gross negligence of wilful misconduct (i.e. conduct intended to cause harm) of Service Provider, its Affiliates or their respective representatives on premises owned or controlled by the Service Recipient or its Affiliates or the use by Service Provider, its Affiliates or their respective representatives of any vehicle, equipment or fixture of Service Recipient or its Affiliates in connection with any Services provided by Service Provider that directly results in personal injury (including death) or damage to real or tangible property;

(ii)	any actual violation of Applicable Laws relating to the provision of Services by Service Provider to Service Recipient hereunder;

(iii)
any actual infringement of any Intellectual Property Rights of a third party arising from the Service Provider’s provision of the Services to Service Recipient, provided that the Service Provider will not be liable for indemnifying any such Service Recipient Indemnified Party from and against any Third Party Claim contemplated in this Section  7.1(a)(iii) to the extent it is based on: (A) any combination of the Services with any other product, service or process not provided by the Service Provider or its Affiliates; (B) any modification of the Services or any deliverable by any Service Recipient Indemnified Party or any third party; or (C) any use by Service Recipient of the Services or deliverables provided by Service Provider hereunder other than as used by Service Provider in the six (6) month period prior to the Effective Date.

7.2           Service Recipient Indemnification Obligations.

(a)
Subject to Section 6, from and after the Effective Date, Service Recipient will indemnify, defend, save and hold harmless Service Provider and its officers, directors, employees, agents, representatives, successors and assigns (collectively, the “Service Provider Indemnified Parties”), from and against any and all Damages actually suffered or incurred by a Service Provider Indemnified Party to the extent resulting from or arising out of:

(i)
any gross negligence of wilful misconduct (i.e. conduct intended to cause harm) of Service Recipient, its Affiliates or their respective representatives relating to computer systems and/or information stores of Service Provider or its Affiliates, including the introduction of any Virus or the deletion or corruption of any files inappropriately accessed by Service Recipient or its Affiliates.

7.3           Representations and Warranties.

(a)
Service Provider hereby represents, warrants and covenants that (i) it will provide the Services in accordance with Applicable Law; and (ii) it will provide the Services in a professional and workmanlike manner; and

(b)
Each Party represents, warrants and covenants that it is under no obligation or restriction nor will it assume any such obligation or restriction which would in any way interfere or be inconsistent with, or present a conflict of interest concerning, this Agreement.

8.	PROPRIETARY INFORMATION AND PRIVACY.

8.1           Obligations of Confidentiality.

(a)
Each Party acknowledges that, in addition to their previous business relationship, access to the other Party's data and facilities and/or provision or receipt of the Services hereunder will require each Party to access, use and/or possess Confidential Information of the other Party.  Each Party consents to such access, use and possession to the extent necessary to enable the Parties to perform under and enjoy the benefits of this Agreement.

(b)
Each Party covenants and agrees that it will not, except with the prior written consent of the other Party (which consent will not be unreasonably withheld or delayed), at any time directly by itself or indirectly through any agent or employee: (i) disclose, divulge, reveal, report, publish or transfer to any Person other than its Affiliates and its and their employees, officers and directors with a need to know, for any purpose whatsoever, any Confidential Information of the other Party; or (ii) copy, modify or use such Confidential Information for any purpose other than in connection with the provision or receipt or Services hereunder and the fulfilment of its obligations under this Agreement.  Service Recipient acknowledges that Service Provider will disclose relevant Confidential Information to a third party payroll processing agent in connection with providing the Services and hereby consents to such disclosure.

(c)
Failure to mark any of the Confidential Information as confidential, protected or Confidential Information will not affect its status as part of the Confidential Information under the terms of this Agreement.

(d)	Each Party covenants and agrees that all right, title and interest in any Confidential Information will be and will remain the exclusive property of its respective owner.

8.2           Privacy

Without limiting any other provision of this Agreement, each Party agrees in respect of any Personal Information processed by it in connection with this Agreement:

(a)	to process such Personal Information in a manner that complies with Applicable Law; and

(b)
to provide reasonable cooperation to the other Party to resolve any complaint alleging a breach of Privacy Legislation or by a Third Party seeking access to Personal Information in accordance with Applicable Law.

8.3           Data Records

(a)
During the Term, Service Provider will provide to Service Recipient or its parent company the original or one copy of any then-existing data and records relating to the business of Service Recipient (including historical data and phone records) in the possession of Service Provider, subject to the following:

(i)
to the extent that such data and records are not exclusive to the business of the Service Recipient (the “Business”), Service Provider shall provide copies of all such data and records, provided that Service Provider will have the right to redact or separate any portions of such data and records that are not related to the Business or to which the Service Provider or an Affiliate of Service Provider is under an obligation to third parties to preserve confidentiality (such data and records as may be redacted or separated, together with such data and records relating solely to the Business, collectively, the “Data and Records”).

(ii)	To the extent that any Data and Records are in an electronic format, Service Provider will extract and provide to Service Recipient an electronic copy of such electronic Data and Records on a physical storage device, unless otherwise agreed by the Parties.

(iii)
Notwithstanding Section 8.3(a)(ii), to the extent that Data and Records are electronic mail, then Service Recipient will transfer all such electronic mail to Service Recipient either via a forwarding of the electronic mail from Service Provider’s electronic mail system to the Service Recipient’s electronic mail system or on a physical storage device.

(iv)
For clarity, the Data and Records to be provided to Service Recipient pursuant to Sections 8.3(a)(ii) and 8.3(a)(iii) shall be provided in their current electronic format. For purposes of providing historical and active financial, customer master and billing data to Service Recipient, Service Provider will deliver such data in a standard format (e.g. tab-delimited values), and in accordance with a layout, in each case as mutually agreed by the Parties, acting reasonably.  Otherwise, Service Provider shall not be required to analyse, describe, reformat, manipulate or transform any Data and Records, which shall be the sole responsibility of Service Recipient.  Service Recipient shall also be solely responsible for importing and loading such data into Service Recipient’s systems. Service Provider will provide a copy of any existing documentation it may have describing the structure and contents of any Data and Records, and in cases where such documentation does not exist, Service Provider will make a specialist employee of Service Provider available for consultation to clarify the structure and contents of the Data and Records, in order to assist Service Recipient to import and load such Data and Records into its own systems.

(v)	Service Provider shall not be required to deliver to Service Recipient any Data and Records relating to any period that is more than seven (7) years prior to the Effective Date.

(b)
To the extent that Service Provider has not provided during the Term any Data and Records required pursuant to Section 8.3(a), Service Recipient or Reliance may request, and Service Provider will use commercially reasonable efforts to locate and provide to Service Provider, such Data and Records after the Term as follows: (i) in the case of any financial Data and Records, Service Provider’s obligation will be extended for a period of seven (7) years after the Term; and (ii) for all other Data and Records, Service Provider’s obligation will extend for a period of three (3) years after the Term.  Provided that Service Provider has conducted a reasonable search for any such requested Data and Records, Service Provider shall have no liability to Service Recipient or Reliance for any failure to locate or provide any such Data and Records.

9.	TERMINATION.

9.1           Termination Rights.

(a)
If either Party (the “Defaulting Party”) materially defaults in the performance of its obligations under this Agreement, and if such default is not cured within thirty (30) days after written notice is given to the Defaulting Party specifying the default, then the other Party (the “Aggrieved Party”) may, by giving written notice to the Defaulting Party, terminate this Agreement as of the date specified in the notice of termination.

(b)
Notwithstanding Section 9.1(a), if Service Recipient defaults in the performance of any of its payment obligations under this Agreement (excluding payment of any amount payable pursuant to Section 5.1(c) which is being disputed by Service Recipient in good faith), and if such default is not cured within ten (10) days after written notice is given to Service Recipient specifying the default, then Service Provider may, by giving written notice to Service Recipient, terminate this Agreement as of the date specified in the notice of termination.

10.	FORCE MAJEURE.

10.1           Force Majeure.

(a)
Except with respect to Service Recipient’s obligations to pay Fees and taxes hereunder, neither Party will be liable for any failure or delay in performing any of its obligations under this Agreement so long as and to the extent such failure or delay is due to any cause beyond its reasonable control and could not have been avoided by continuing to take the business precautions taken by such Party generally in the twelve (12) month period prior to the Effective Date (each such cause, an “Event of Force Majeure”), including any act of God or a public enemy or terrorist; any act of any military, civil or regulatory authority; any Applicable Law; any fire, flood, earthquake, storm or other like event; any disruption or outage of communications (including the Internet or other networked environment), power or other utility; or any other cause beyond its reasonable control, whether similar or dissimilar to any of the foregoing; provided, however, that the affected Party will give the other Party prompt notice, written or oral (but if oral, promptly confirmed in writing) of such inability and the reasons therefor, and will use good faith, commercially reasonable efforts (including implementation of existing business continuity and disaster recovery plans) to remedy the situation, and, for the duration of the Event of Force Majeure, the nature, quality and standard of care of Services provided by such Party after such Event of Force Majeure will be substantially the same as the nature, quality and standard of care that such Party provides to its Affiliates and its other business components with respect to such Service.  The affected Party will give the other Party prompt notice of the cessation of the Event of Force Majeure.

(b)
If an Event of Force Majeure causes a material failure or delay in the performance of any Service for more than thirty (30) consecutive days, Service Recipient may immediately terminate the applicable Service, upon written notice, without any liability on the part of Service Provider.

11.	DISPUTE RESOLUTION.

11.1           Dispute Resolution Process.

(a)
The Parties will act reasonably in interpreting this Agreement, including as amended. Any issue concerning this Agreement will initially be addressed by each Party’s Relationship Manager. If the Parties are not successful in resolving an issue pursuant to such process, or if the issue is material and either Party believes the Parties will not be successful resolving such issue or dispute pursuant to such process, then either Party may issue a formal written notice (a “Dispute Notice”) that a dispute (“Dispute”) has arisen and Section 11.1(b) will apply.

(b)
If the Dispute is unresolved by meetings and/or discussion between a senior level executive of each Party within ten (10) days after the issuance of the Dispute Notice (or such other period of time agreed to in writing by the parties) then either Party may institute formal legal proceedings.

12.	MISCELLANEOUS.

12.1           Assignment.

(a)
Either Party may, with the consent of the other Party, such consent not to be unreasonably withheld of delayed, assign its rights and obligations hereunder to a successor in interest of the business of such Party relating to the Services.  Such successor shall become liable for the performance of the obligations assigned by the assigning Party.  Notwithstanding the foregoing, the assigning Party shall remain jointly and severally liable with the successor and shall cause all of its covenants and obligations hereunder so assigned to be observed and performed by such successor.

(b)
Service Provider shall be entitled to assign all of its right, title and interest under this Agreement as security for the performance of obligations of the each of Service Provider under the credit facilities to which they are a party or bound. Notwithstanding the foregoing or any such assignment, the Service Provider shall remain liable for the performance of their covenants and obligations under this Agreement.

(c)
Subject to Sections 12.1(a) and 12.1(b) above, no Party may assign any rights or benefits under this Agreement to any Person. No assignment of benefits or arrangement for substituted performance by one Party shall be of any effect against any other Party except to the extent that such other Party has consented to it in writing.  For certainty, Service Recipient acknowledges and agrees that

Service Provider will use third parties in the provision of the Services and the activities contemplated under this Agreement and that such use does not violate this Section.

(d)
Subject to Sections 12.1(a) and 12.1(b) above, this Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors (including any successor by reason of amalgamation or statutory arrangement of any Party) and permitted assigns.

12.2     Independent Contractors.

It is expressly agreed and understood between the Parties that Service Provider (and any person employed by Service Provider) is performing the Services as an independent contractor and is neither the employee nor the agent of or on behalf of Service Recipient.

12.3     Waiver/Amendment.

No amendment or waiver of this Agreement shall be binding unless executed in writing by the Party to be bound thereby. No waiver of any provision of this Agreement shall constitute a waiver of any other provision nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

12.4     Survival.

The following terms will survive the termination or expiration of this Agreement, along with such other terms as by their nature survive termination or expiration: Sections 1, 2.7, 5, 6, 7, 8.1, 8.2, 8.3(b), 11 and 12.

12.5     Continuation.

Neither Party will sell, transfer, assign or subcontract any right or obligation hereunder without the prior written consent of the other Party (such consent not to be unreasonably withheld, delayed or conditioned). Any act in derogation of the foregoing will be null and void ab initio.

12.6     Severability.

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof. To the extent permitted by Applicable Law, the Parties waive any provision of Applicable Law which renders any provision of this Agreement invalid or unenforceable in any respect. The Parties shall engage in good faith negotiations to replace any provision which is declared invalid or unenforceable with a valid and enforceable provision, the effect of which comes as close as possible to that of the invalid or unenforceable provision which it replaces.

12.7     Governing Law.

This Agreement will be deemed to be made and entered into pursuant to the internal laws of the Province of Ontario and for all purposes this Agreement will be construed and interpreted in accordance with and be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

12.8     Entire Agreement.

The provisions herein constitute the entire agreement between the Parties pertaining to the subject matter of this Agreement and supersede all prior agreements, oral or written, and all other communications between the Parties with respect to such subject matter.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties acknowledge that each has fully read and understood this Agreement and, intending to be legally bound thereby, executed this Agreement on the date set forth above.

JUST ENERGY CORP.

By:
Name:
Title:

By:
Name:
Title:

NATIONAL ENERGY CORPORATION

By:
Name:
Title:

By:
Name:
Title:

JUST ENERGY ONTARIO L.P., by its general partner, JUST ENERGY CORP.

By:
Name:
Title:

By:
Name:
Title:

RELIANCE COMFORT LIMITED PARTNERSHIP, by its general partner, GP WATERHEATER TRUST, by its sole trustee, 2035881 ONTARIO INC.

By:
Name:
Title:

By:
Name:
Title:

Schedule 2.1
Description of Services

Description of Services	Monthly Fee	Scheduled Final Service Date
1. Business systems	[Redacted monthly fee as disclosure would be seriously prejudicial to the interests of the reporting issuer.]
i.    Service Provider will host, operate, support and provide access to the UBOS system and its interfaces used to manage the day to day operations of Service Recipient. This includes (in the case of UBOS only) system development, quality assurance, staging and production instances of the system.  Any development changes will be prioritized and approved by Service Recipient’s delegate.
12 months from Effective Date
ii.   Service Provider will host, operate, support and provide access to the HRIS software called “HR Director” in order to process day to day human resources data management and reporting for Service Recipient.
6 months from Effective Date
iii. Service Provider will host, operate, support and provide access to the Great Plains ERP software in order to process day to day financial transactions and reporting of Service Recipient.		12 months from Effective Date

Description of Services	Monthly Fee	Scheduled Final Service Date
iv.  Service Provider will host, operate, support and provide access to the Ceridian Insync payroll system to allow for the day to day administration and execution of payroll services by Service Recipient.
12 months from Effective Date
v.   Service Provider to provide existing (i.e. “business as usual”) access to all information technology systems required for day to day business to Service Recipient team members accessing systems from prior-existing physical location.
12 months from Effective Date
vi. Service Provider to host and maintain Service Recipient’s website and provide access to Service Recipient’s personnel to make content changes in accordance with prior-existing processes.		6 months from Effective Date
2. Telephony services	[Redacted monthly fee as disclosure would be seriously prejudicial to the interests of the reporting issuer.]
i. Service Provider will provide telephony services for Service Recipient call center and office employees.		6 months from Effective Date

Description of Services	Monthly Fee	Scheduled Final Service Date
ii. Service Provider to provide call center support services including, but not limited to reporting, call recording and call quality monitoring.		6 months from Effective Date
3. Computing infrastructure	[Redacted monthly fee as disclosure would be seriously prejudicial to the interests of the reporting issuer.]
i.    Service Provider will provide support services for the underlying infrastructure systems that enable business systems including, but not limited to regular database and operating system maintenance, incident resolution, database monitoring, security monitoring.
12 months from Effective Date
ii. Service Provider will provide regular maintenance services such as software and operating system patches as required to maintain security and stability of the underlying infrastructure systems.		12 months from Effective Date
iii. Service Provider to perform maintenance during previously established scheduled maintenance windows.		12 months from Effective Date
4. End user support	[Redacted monthly fee as disclosure

Description of Services	Monthly Fee	Scheduled Final Service Date
4. End user support	would be seriously prejudicial to the interests of the reporting issuer.]
i. Service Provider to provide Service Recipient team members access to IT support staff for issue reporting, resolution, and/or assignment.		6 months from Effective Date
ii. Service Provider to provide, at Service Recipient’s expense, new and replacement laptops/desktops for Service Recipient team members as a result of equipment failure.		6 months from Effective Date
iii. Service Provider to provide one dedicated FTE on-site for deskside user support at the Service Recipient Premises.		6 months from Effective Date
5. Supply of Personnel	[Redacted monthly fee as disclosure would be seriously prejudicial to the interests of the reporting issuer.]
i. Notwithstanding Section [4.7] of the Purchase Agreement, Service Provider shall provide to Service Recipient the following five (5) individuals for purposes of providing		4 months from Effective Date with option by Service Recipient to extend for two (2) one (1) month service extension periods upon at least thirty (30) days advance written notice to Service Provider.

Description of Services	Monthly Fee	Scheduled Final Service Date
general transitional and post-closing services and assistance to the Service Recipient and under the direction of the Service Recipient:
[Redacted name and position of individuals as disclosure would be seriously prejudicial to the interests of the reporting issuer.]
ii.   To the extent such individuals cease to be employed by or otherwise under the direction of Service Provider, Service Provider will be under no obligation to provide a replacement.

6. Sales Consulting services
i.    Service Provider will provide the Service Recipient with access to [redacted name of individual as disclosure would be seriously prejudicial to the interests of the reporting issuer] for the purposes of obtaining sales advisory and consultative services, for up to eight (8) hours per month and otherwise in the manner previously provided by [redacted name of individual as disclosure would be seriously prejudicial to the interests of the reporting issuer] to Service Recipient in the twenty four (24) months prior to the Effective Date.  Such sales advisory and consultative services shall include, but not be limited to, providing advice and oversight of distributors and their respective sales agents.
ii.   To the extent such individual ceases to be employed by or otherwise under the direction of Service Provider, Service Provider will be under no obligation to provide a replacement.
	[Redacted monthly fee as disclosure would be seriously prejudicial to the interests of the reporting issuer.]	4 months from Effective Date with option by Service Recipient to extend for two (2) one (1) month service extension periods upon at least thirty (30) days advance written notice to Service Provider

Description of Services	Monthly Fee	Scheduled Final Service Date
7. Transfer of Funds from Collection Agencies	[Redacted monthly fee as disclosure would be seriously prejudicial to the interests of the reporting issuer.]
i. Service Provider will remit to Service Recipient all funds received from collection agencies who have performed collection efforts on behalf of the Service Recipient within ten (10) days of receipt		6 months from Effective Date

Schedule 2.3
Consents to be Obtained at Service Provider’s Cost

[Redacted list of consents to be obtained at Service Provider’s cost as disclosure of this information would be seriously prejudicial to the interests of the reporting issuer.]

Schedule 2.4
Selected Shared Contracts

[Redacted list of selected shared Contracts as disclosure of this information would be seriously prejudicial to the interests of the reporting issuer.]

Schedule 2.5
Description of Service Level Objectives

[Redacted description of service level objectives as disclosure of this information would be seriously prejudicial to the interests of the reporting issuer.]

Schedule 5.1
Rates

[Redacted the rates for service as disclosure of this information would be seriously prejudicial to the interests of the reporting issuer.]

SCHEDULE 6.1.16
Form of UBOS Licence Agreement

[Redacted form of UBOS Licence Agreement as disclosure of this information would be seriously prejudicial to the interests of the reporting issuer.]

SCHEDULE 8.3.4
Rules of Procedure for Arbitration

The following Arbitration Rules shall apply with respect to any Dispute to be arbitrated between Parties under Article 8 of the Agreement.

1.	INITIATION OF ARBITRATION PROCEEDINGS

(a)
If any Party to this Agreement wishes to have any Dispute (that has not been resolved pursuant to Section 8.1 of the Agreement or otherwise) arbitrated in accordance with the provisions of this Agreement, it shall give notice (an “Arbitration Notice”) to the other Party specifying particulars of the matter or matters in dispute (the “Dispute”) and proposing the name of the individual it wishes to be the single arbitrator. Within twenty (20) days after receipt of the Arbitration Notice, the other Party shall give notice to the first Party advising whether such other Party accepts the arbitrator proposed by the first Party or that it wishes to propose the name of the individual it wishes to be arbitrator, together with the name of such individual. If such notice is not given by the other Party within such twenty-day period, the other Party shall be deemed to have accepted the arbitrator proposed by the first Party. If the Parties do not agree upon a single arbitrator within such twenty-day period, any Party may apply to a judge of the Ontario Superior Court of Justice under the Arbitration Act, 1991 (Ontario), as amended from time to time (the “Arbitration Act”) for the appointment of a single arbitrator (the “Arbitrator”).

(b)
The individual selected as Arbitrator shall be qualified by education and experience to decide the Dispute. The Arbitrator shall be at arm’s length from the Parties and shall not be a member of the audit or legal firm or firms who advise any Party, nor shall the Arbitrator be an individual who is, or is a member of, a Person otherwise regularly retained by any of the Parties.

2.	SUBMISSION OF WRITTEN STATEMENTS

(a)
Within thirty (30) days of the appointment of the Arbitrator, the Party initiating the arbitration (the “Claimant”) shall send the other Party (the “Respondent”) a statement of claim (“Statement of Claim”) setting out in sufficient detail the facts and any contentions of law on which it relies, and the relief that it claims.

(b)
Within thirty (30) days of the receipt of the Statement of Claim, the Respondent shall send the Claimant a statement of defence (“Statement of Defence”) stating in sufficient detail which of the facts and contentions of law in the Statement of Claim that the Respondent admits or denies, on what grounds, and on what other facts and contentions of law the Respondent relies.

(c)	Within fifteen (15) days of receipt of the Statement of Defence, the Claimant may send the Respondent a statement of reply (“Statement of Reply”).

(d)
All Statements of Claim, Statements of Defence and Statements of Reply shall be accompanied by copies, or, if they are especially voluminous, lists, of all essential documents on which the Party concerned relies and which have not previously been submitted by any Party, and (where practicable) by any relevant samples.

(e)
After submission of all of the Statements of Claim, Statements of Defence and Statements of Reply, the Arbitrator will give directions for the further conduct of the arbitration, including directions in respect of discovery issues.

3.	MEETINGS AND HEARINGS

(a)	The arbitration shall be conducted in English unless otherwise agreed by the Parties and the Arbitrator in writing.

(b)	All meetings and hearings will be in private unless the Parties otherwise agree.

(c)	Any Party may be represented at any meetings or hearings by legal counsel.

(d)	Each Party may conduct an examination-in-chief and re-examine its own witnesses and cross-examine the opposing Party’s witnesses at the arbitration.

4.	THE DECISION

(a)	The Arbitrator will make a decision in writing and, unless the Parties otherwise agree, will set out written reasons for his or her decision.

(b)
The Arbitrator will send the decision to the Parties as soon as practicable after the conclusion of the final hearing, but in any event no later than forty-five (45) days thereafter, unless that time period is extended for a fixed period by the Arbitrator on written notice to each Party because of illness or other cause beyond the Arbitrator’s control.

(c)
Subject to the court’s jurisdiction to set aside an award pursuant to Section 46 of the Arbitration Act, an award by the Arbitrator shall be final and binding upon the Parties and there shall be no appeal from the award of the Arbitrator on a question of law or mixed fact and law or on any other question.

(d)
In making its decision, the Arbitrator shall rely solely on the written and verbal submissions and presentations made and evidence tendered by the Parties to the Arbitrator in accordance with the foregoing and shall not conduct any independent review.

(e)	The Arbitrator shall have no right to make any determination on any question which is not in dispute and no such determination shall bind the Parties.

5.	JURISDICTION AND POWERS OF THE ARBITRATOR

(a)
By submitting to arbitration under the Arbitration Rules, the Parties shall be taken to have conferred on the Arbitrator the following jurisdiction and powers, to be exercised at the Arbitrator’s discretion subject only to the Arbitration Rules and the relevant law, with the object of ensuring the just, expeditious, economical and final determination of the Dispute referred to arbitration.

(b)	Without limiting the jurisdiction of the Arbitrator at law, the Parties agree that the Arbitrator shall have jurisdiction to:

(i)	determine any question of law arising in the arbitration;

(ii)	determine any question as to the Arbitrator’s jurisdiction;

(iii)	determine any question of good faith arising in the Dispute;

(iv)	make such procedural rules as the Arbitrator determines are appropriate with respect to the conduct of the proceedings;

(v)	determine the nature and extent of discovery, if any;

(vi)
proceed in the arbitration notwithstanding the failure or refusal of any Party to comply with the Arbitration Rules or with the Arbitrator’s orders or directions, or to attend any meeting or hearing, but only after giving that Party written notice that the Arbitrator intends to do so;

(vii)	order any Party to furnish further details of that Party’s case, in fact or in law;

(viii)	receive and take into account such written or oral evidence tendered by the Parties as the Arbitrator determines is relevant, whether or not strictly admissible in law;

(ix)	hold meetings and hearings, and make a decision (including a final decision) in Ontario, or elsewhere with the consent of the Parties;

(x)	order the production of documents or classes of documents;

(xi)	order the preservation, storage, sale or other disposal of any property or thing under the control of any of the Parties;

(xii)	make an award of interest in respect of any amount determined to be owing; and

(xiii)	make interim orders to secure all or part of any amount in dispute in the arbitration.

6.	COSTS OF ARBITRATION

Pending determination by the Arbitrator, the Parties to the arbitration shall share equally and be responsible for their respective share of the fees of the Arbitrator and the costs of the Arbitrator and the arbitration. However, the Arbitrator may make an award of costs upon the conclusion of the arbitration making one or more Parties to the Dispute liable to pay a part or all of the costs of another Party to the Dispute. When the Arbitrator has rendered a decision on the Dispute, a Party who has made a settlement offer that was not accepted, may advise the Arbitrator of the time, nature and amount of the settlement offer. In awarding costs the Arbitrator may take into account the making of such settlement offer.

DOCUMENT 3

June 4, 2014

STRICTLY CONFIDENTIAL

Delivered

Reliance Comfort Limited Partnership
2 Lansing Square, 12th floor
Toronto, ON  M2J 4P8

Dear Sirs/Mesdames:

This document constitutes the disclosure letter (the “Disclosure Letter”) of Just Energy Group Inc. and Just Energy Ontario L.P. (the “Sellers”) to that certain Purchase Agreement of even date herewith (the “Agreement”) between the Sellers and Reliance Comfort Limited Partnership (“Buyer”).

Terms denoted with capital letters and not otherwise defined herein have the meaning ascribed thereto in the Agreement and the provisions of the Agreement shall apply to this Disclosure Letter.

Except as otherwise expressly provided, all monetary amounts referred to in this Disclosure Letter are stated in Canadian currency and all statements made herein are made as of the date hereof.  The purpose of this Disclosure Letter is to set out the qualifications, exceptions and other information called for in the Agreement.  The Parties acknowledge and agree that this Disclosure Letter and the information and disclosures contained in it do not constitute or imply, and will not be construed as:

1.	any representation, warranty, covenant or agreement which is not expressly set out in the Agreement;
2.	an admission of any liability or obligation of the Sellers or Target Group;
3.	an admission that the information is material;
4.	a standard of materiality, a standard for what is or is not in the ordinary course of business, or any other standard contrary to the standards contained in the Agreement; or
5.	an expansion of the scope of effect of any of the representations, warranties and covenants set out in the Agreement.

Disclosure of any information in this Disclosure Letter that is not strictly required under the Agreement has been made for informational purposes only and does not imply disclosure of all matters of a similar nature. Any matter which is disclosed pursuant to any section of this Disclosure Letter in such a way as to make reasonably apparent on its face its relevance or applicability to any representation or warranty made elsewhere in the Agreement shall be deemed to be an exception to such representation or warranty (provided such representation and warranty makes reference to the Disclosure Letter for this purpose) and to be disclosed with respect to such other section of the Disclosure Letter applicable to such representation and warrant, notwithstanding the omission of a reference or cross-reference thereto; provided, however that no such deemed exception will be attributed to Sections 3.1.11 or 3.1.13 of the Agreement.

By reference to the Sections of the Agreement listed below, the following matters are hereby disclosed:

Section 1.1	Definitions	See Schedule 1.1
	Existing Claims	See Schedule 1.1
	Permitted Encumbrances	See Schedule 1.1
Section 2.2.4	Allocation of Purchase Price	See Schedule 2.2.4
Section 2.6	Pre-Closing Transactions	See Schedule 2.6
Section 3.1.1(d)	Corporate Matters	See Schedule 3.1.1(d)
Section 3.1.3	Consents and Approvals	See Schedule 3.1.3
Section 3.1.4	Authorized and Issued Securities of the Target Group	See Schedule 3.1.4
Section 3.1.5	Options, Resolutions and Shareholder Agreements	See Schedule 3.1.5
Section 3.1.9	Books and Records	See Schedule 3.1.9
Section 3.1.10(b)	Financial Statements	See Schedule 3.1.10(b)
Section 3.1.11	Liabilities	See Schedule 3.1.11
Section 3.1.12(a)	Absence of Guarantees	See Schedule 3.1.12(a)
Section 3.1.12(b)	Royalties	See Schedule 3.1.12(b)
Section 3.1.13(a)	Absence of Changes	See Schedule 3.1.13(a)
Section 3.1.13(c)	Interim Covenants	See Schedule 3.1.13(c)
Section 3.1.14	Tax Matters	See Schedule 3.1.14
Section 3.1.15(a)	Related Party Indebtedness	See Schedule 3.1.15(a)
Section 3.1.15(b)	Related Party Transactions	See Schedule 3.1.15(b)
Section 3.1.15(c)	Related Person Interests	See Schedule 3.1.15(c)
Section 3.1.16	Compliance with Applicable Law	See Schedule 3.1.16
Section 3.1.17(a)	Material Licenses	See Schedule 3.1.17(a)
Section 3.1.17(b)	Licenses - Proceedings	See Schedule 3.1.17(b)

Section 3.1.17(c)	Licenses - Consents	See Schedule 3.1.17(c)
Section 3.1.19	Equipment	See Schedule 3.1.19
Section 3.1.20(a)	Material Contracts	See Schedule 3.1.20(a)
Section 3.1.20(b)	Amendments to Material Contracts	See Schedule 3.1.20(b)
Section 3.1.20(c)(ii)	Dealer Contracts	See Schedule 3.1.20(c)(ii)
Section 3.1.20(c)(iii)	Builder Contracts	See Schedule 3.1.20(c)(iii)
Section 3.1.20(c)(iv)	Contracts Consistent with [name of agreement redacted to avoid violating confidentiality provisions] Agreement	See Schedule 3.1.20(c)(iv)
Section 3.1.20(c)(v)	Contracts Consistent with [name of agreement redacted to avoid violating confidentiality provisions] Agreement	See Schedule 3.1.20(c)(v)
Section 3.1.20(c)(vi)	Contracts Consistent with [name of agreement redacted to avoid violating confidentiality provisions]	See Schedule 3.1.20(c)(vi)
Section 3.1.20(e)	Customer Contracts	See Schedule 3.1.20(e)
Section 3.1.20(f)	Forms of Customer Contracts	See Schedule 3.1.20(f)
Section 3.1.20(g)	Rate Schedule	See Schedule 3.1.20(g)
Section 3.1.21(b)	Leases	See Schedule 3.1.21(b)
Section 3.1.22	Environmental Matters	See Schedule 3.1.22
Section 3.1.23(a)	Employee List	See Schedule 3.1.23(a)
Section 3.1.23(b)	Executive Contracts	See Schedule 3.1.23(b)
Section 3.1.23(c)	Termination Entitlements	See Schedule 3.1.23(c)
Section 3.1.23(e)	List of Independent Contractors	See Schedule 3.1.23(e)
Section 3.1.24(a)	Benefit Plans	See Schedule 3.1.24(a)
Section 3.1.24(b)	Benefit Plans - Obligations	See Schedule 3.1.24(b)
Section 3.1.24(f)	Benefit Plans - Transaction Bonuses	See Schedule 3.1.24(f)
Section 3.1.24(g)	Benefit Plans - Claims	See Schedule 3.1.24(g)

Section 3.1.25	Independent Contractors	See Schedule 3.1.25
Section 3.1.26	Occupational Health and Safety	See Schedule 3.1.26
Section 3.1.27	Workers’ Compensation	See Schedule 3.1.27
Section 3.1.28	Litigation	See Schedule 3.1.28
Section 3.1.29	Insurance	See Schedule 3.1.29
Section 3.1.30(a)	Intellectual Property Registrations - Target Group Company	See Schedule 3.1.30(a)
Section 3.1.30(b)	Intellectual Property Rights - Sellers	See Schedule 3.1.30(b)
Section 3.1.30(c)	Intellectual Property License Agreements	See Schedule 3.1.30(c)
Section 3.1.30(d)	Precautions	See Schedule 3.1.30(d)
Section 3.1.30(e)	Unauthorized Access	See Schedule 3.1.30(e)
Section 3.1.32	Bank Accounts	See Schedule 3.1.32
Section 3.1.35(a)	Product Warranties - Claims	See Schedule 3.1.35(a)
Section 3.1.35(b)	Product Recalls	See Schedule 3.1.35(b)
Section 3.1.35(c)	Product - Material Guarantees	See Schedule 3.1.35(c)
Section 4.7	Retained Employees	See Schedule 4.7
Section 4.13	Excluded Leased Vehicles	See Schedule 4.13
Section 6.1.9	Required Consents	See Schedule 6.1.9

Yours truly

JUST ENERGY GROUP INC.		JUST ENERGY ONTARIO L.P., by its general partner, JUST ENERGY CORP.

By:	“Deborah D. Merril”	By:	“Deborah D. Merril”
	Name: Deborah D. Merril		Name: Deborah D. Merril
	Title :Authorized Signatory		Title: Authorized Signatory

By:	“Beth Summers”	By:	“Beth Summers”
	Name: Beth Summers		Name: Beth Summers
	Title: CFO		Title: CFO

Receipt acknowledged on June 4th, 2014.

RELIANCE COMFORT LIMITED PARTNERSHIP

By:	“Catherine David Nolan”
Name: Catherine David Nolan
Title: Chief Financial Officer

SCHEDULE 1.1

EXISTING CLAIMS

[Redacted disclosure as disclosure of this information would be seriously prejudicial to the interests of the reporting issuer.]

PERMITTED ENCUMBRANCES

JURISDICTION:      Ontario

	File Number/ Registration Number	Current Debtor(s)	Current Secured Party	Current Collateral Classification	Current General Collateral Description and other Particulars
1.	File Number: 690646248 Registration Number(s): 20130927 1629 1862 5189	National Energy Corporation	Home Trust Company	Inventory Equipment Accounts Other
(I) Payments and settlement amount entitlements in respect of program rental agreements with the Debtor customers for hot water tanks, tankless hot water heaters, furnaces, air conditioners and all related equipment acquired by the Secured Party pursuant to a program agreement dated as of September 26, 2013, (II) the program rental agreements and the equipment subject to such program rental agreements together with the related warranties and records secured to the Secured Party pursuant to a security agreement dated September 26, 2013, (III) the cash reserve accounts and investments held pursuant to those agreements, (IV) the lock box account established for the deposit of remittance

	File Number/ Registration Number	Current Debtor(s)	Current Secured Party	Current Collateral Classification	Current General Collateral Description and other Particulars and collections with respect to the program rental agreements, (V) together with all replacements and additions to the foregoing, and (VI) all proceeds of all or any of the foregoing.
2.	File Number: 689615172 Registration Number(s): 20130820 1427 6005 8818	National Energy Corporation	National Leasing Group Inc.	Equipment
All GPS systems with accessories of every nature or kind described in lease number 2633394 between Accurate Leasing Ltd., as original Lessor and the Debtor, as Lessee, which lease was assigned by the original lessor to the Secured Party, as amended from time to time, together with all attachments, accessories and substitutions.

3.	File Number: 688106565 Registration Number(s): 20130626 1412 1462 4734	National Energy Corp.	Xerox Canada Ltd.	Equipment Other	None.
4.	File Number: 687100104 Registration Number(s): 20130522 1412 1462 3832	National Energy Corp.	Xerox Canada Ltd.	Equipment Other	None.
5.	File Number: 685429461 Registration Number(s): 20130320 1446 1862 1506	National Energy Corporation	Home Trust Company	Inventory Equipment Accounts Other
(I) Payments and settlement amount entitlements in respect of program rental agreements with the Debtor customers for hot water tanks, furnaces, air conditioners and all related equipment acquired by the

	File Number/ Registration Number	Current Debtor(s)	Current Secured Party	Current Collateral Classification	Current General Collateral Description and other Particulars

Secured Party pursuant to a proceeds sale agreement dated as of March 20, 2013, (II) the program rental agreements and the equipment subject to such program rental agreements together with the related warranties and records secured to the Secured Party pursuant to a security agreement dated March 20, 2013, (III) the cash reserve accounts and investments held pursuant to those agreements, (IV) the lock box account established for the deposit of remittance and collections with respect to the program rental agreements, (V) together with all replacements and additions to the foregoing, and (VI) all proceeds of all or any of the foregoing.

6.	File Number: 683799183 Registration Number(s): 20121228 0915 1862 5510	National Energy Corporation	Home Trust Company	Inventory Equipment Accounts Other
(I) Payments and settlement amount entitlements in respect of program rental agreements with the Debtor customers for hot water tanks, furnaces, air conditioners and all related equipment acquired by the Secured Party pursuant to a proceeds sale agreement dated

	File Number/ Registration Number	Current Debtor(s)	Current Secured Party	Current Collateral Classification	Current General Collateral Description and other Particulars as of November 22, 2012, (II) the program rental agreements and the equipment subject to such program rental agreements together with the related warranties and records secured to the Secured Party pursuant to a security agreement dated November 22, 2012, (III) the cash reserve accounts and investments held pursuant to those agreements, (IV) the lock box account established for the deposit of remittance and collections with respect to the program rental agreements, (V) together with all replacements and additions to the foregoing, and (VI) all proceeds of all or any of the foregoing.

7.	File Number: 668478321 Registration Number(s): 20110323 1120 1862 5170	National Energy Corporation	Home Trust Company	Accounts Other
Payments and settlement amount entitlements in respect of rental agreements with National Energy Corporation customers for hot water heaters, furnaces and air conditioners acquired by the Secured Party pursuant to the program agreement dated December 21, 2009 and the proceeds sales agreement dated December 21, 2009

	File Number/ Registration Number	Current Debtor(s)	Current Secured Party	Current Collateral Classification	Current General Collateral Description and other Particulars between the Debtor and the Secured Party and all amendments related thereto.
8.	File Number: 663178797 Registration Number(s): 20100723 1128 1862 7807	National Energy Corporation	Home Trust Company	Inventory Equipment Accounts Other
(I) Payment and settlement amounts in respect of rental agreements with the National Energy Corporation customers for hot water tanks, furnaces, air conditioners and other HVAC equipment acquired by the Secured Party pursuant to a program agreement dated July 16, 2010, (II) the rental agreements related to such payments and settlement amounts and the equipment subject to such rental agreements together with the related warranties and records secured to the Secured Party pursuant to a security agreement dated July 16, 2010, (III) the cash reserve accounts and investments held pursuant to those agreements, (IV) together with all replacements and additions to the foregoing, and (V) all proceeds of all or any of the foregoing.

9.	File Number: 659132154 Registration Number(s): 20100205 1451 1530 3635 20120625 0947 1590 3131 20130211 1255 1590 5396	National Energy Corporation	BNY Trust Company of Canada	Accounts Other	Any and all “Biller Proceeds” whether now existing or

	File Number/ Registration Number	Current Debtor(s)	Current Secured Party	Current Collateral Classification	Current General Collateral Description and other Particulars hereafter created up to the “Termination Date”, as such terms are defined in the amended and restated proceeds, transfer, servicing and trust agreement dated as of February 4, 2010 between Enbridge Gas Distribution Inc., as a provider of certain services and as a beneficiary, the parties set for on Schedule “E” thereto, each as a beneficiary and CIBC Mellon Trust Company, as trustee for the beneficiaries.

10.	File Number: 658368846 Registration Number(s): 20091223 1057 1862 2685 20110323 1120 1862 5171	National Energy Corporation	Home Trust Company	Inventory Equipment Accounts Other
Collateral as defined in the security agreement dated as of December 21, 2009 and the security agreement amending agreement dated January 2011 between the Debtor and the Secured Party as security for the payment and performance of Debtor’s obligations under (X) the national energy program agreement between the Debtor and the Secured Party dated as of December 21, 2009 and (Y) the proceeds sales agreement between the Debtor and the Secured Party dated as of December

	File Number/ Registration Number	Current Debtor(s)	Current Secured Party	Current Collateral Classification	Current General Collateral Description and other Particulars
21, 2009, both relating to the purchase of Settlement Amount Entitlements (defined therein) by the Secured party from the Debtor and all amendments to those agreements.
11.
File Number: 629545383

Registration Number(s):
20061005 1943 1531 6570
20080416 1955 1531 9801
20090825 1949 1531 5272
20091001 1947 1531 8616
20091009 1952 1531 4010
20110921 1946 1531 4554
20140113 1946 1531 9580
20140203 1038 1529 9456
		Universal Energy Corporation National Home Services National Energy Corporation	Element Fleet Management Inc.	Equipment Motor Vehicle Included
Any vehicles specified and any other vehicles of whatever year, make or model including after acquired vehicles and including any trailers and/or equipment, and including proceeds thereof, provided to the Debtor pursuant to a motor vehicle lease agreement made between the parties. No other assets included.

12.	File Number: 689968269 Registration Number(s): 20130903 1601 1862 3414	National Home Services	KEC Investments Inc.	Equipment Other Motor Vehicle Included	1-2 yard stationary compactor located at 50 Colonnade Rd. Ottawa ON.
13.	File Number: 682902783 Registration Number(s): 20121115 1357 1590 0864	1882374 Ontario Inc.	Maxium Financial Services Inc.	Inventory Equipment Accounts Other
All right, title and interest of Debtor in and to the lease contracts and the related heating equipment financed by the Secured Party under the consumer lease program agreements between the Secured Party and the Debtor, all amounts payable under such lease

	File Number/ Registration Number	Current Debtor(s)	Current Secured Party	Current Collateral Classification	Current General Collateral Description and other Particulars contracts, any security deposits or cash reserve amounts deposited in connection with such lease contracts, all contract rights under such lease contracts (including, without limitation, any rights to insurance proceeds relating to such lease contracts or heating equipment) and the benefit of any warranties relating to such heating equipment and all proceeds thereof in any form derived directly or indirectly from any dealing therewith.

14.	File Number: 259132145 Registration Number(s): 20100205 1451 1530 3634 20121116 1153 1590 0920 20121116 1154 1590 0921	MorEnergy Services Inc. 1882374 Ontario Inc.	BNY Trust Company of Canada	Accounts Other
Any and all “Biller Proceeds” whether now existing or hereafter created up to the “Termination Date”, as such terms are defined in the amended and restated proceeds, transfer, servicing and trust agreement dated as of February 4, 2010 between Enbridge Gas Distribution Inc., as a provider of certain services and as a beneficiary, the parties set for on Schedule “E” thereto, each as a beneficiary and CIBC Mellon Trust Company, as trustee for the

File Number/ Registration Number	Current Debtor(s)	Current Secured Party	Current Collateral Classification	Current General Collateral Description and other Particulars beneficiaries.

REGISTER OF PERSONAL AND MOVABLE REAL RIGHTS (HYPOTHECS AND HYPOTHECARY RIGHTS)

JURISDICTION:      Québec

FILE CURRENCY DATE: April 10, 2014

	File Number/ Registration Number	Current Debtor(s)	Current Secured Party	Current General Collateral Description and other Particulars
15.	Registration Number(s): 13-0856616-0001	National Energy Corporation	Home Trust Company
Conv. hyp. without delivery

The listed present and after-acquired personal (movable) property owned, leased, licensed, possessed or acquired by the Debtor, or in which the Debtor has rights

Amount: $90,000,000

REGISTER OF PERSONAL AND MOVABLE REAL RIGHTS (OTHER REGISTRATIONS)

JURISDICTION:      Québec

FILE CURRENCY DATE: April 10, 2014
	File Number/ Registration Number	Current Debtor(s)	Current Secured Party	Current General Collateral Description and other Particulars
16.	Registration Number(s): 12-0762744-0002 14-0053123-0001	National Energy Corporation	Element Fleet Management Inc.	Rights resulting from a lease All motor vehicles and other property that is leased by the lessor to the lessee pursuant to lease agreements.

SCHEDULE 2.2.4

ALLOCATION OF ESTIMATED PURCHASE PRICE

[Redacted disclosure as disclosure of this information would be seriously prejudicial to the interests of the reporting issuer.]

SCHEDULE 2.6

PRE-CLOSING TRANSACTIONS

[Redacted disclosure as disclosure of this information would be seriously prejudicial to the interests of the reporting issuer.]

SCHEDULE 3.1.1(d)

CORPORATE MATTERS

Québec, Ontario and Alberta.

SCHEDULE 3.1.3

CONSENTS AND APPROVALS

[Redacted disclosure as disclosure of this information would be seriously prejudicial to the interests of the reporting issuer.]

SCHEDULE 3.1.4

AUTHORIZED AND ISSUED SECURITIES OF THE TARGET GROUP

The authorized share capital of the Corporation consists of an unlimited number of Class A preferred shares, an unlimited number of Class B preferred shares, an unlimited number of Class C preferred shares and an unlimited number of common shares.

The issued share capital of the Corporation consists of 1 common share owned by JEGI and 2,847 Class A preferred shares owned by JEOLP.  Common share(s) will be issued to JEGI as part of the Pre-Closing Transactions and Class A preferred share(s) will be issued to JEOLP as part of the Pre-Closing Transactions.

The authorized share capital of 1882374 consists of an unlimited number of Class A preferred shares and an unlimited number of common shares. The issued capital of 1882374 consists of 100 common shares owned by the Corporation.

SCHEDULE 3.1.5

OPTIONS, RESOLUTIONS AND SHAREHOLDER AGREEMENTS

[Redacted disclosure as disclosure of this information would be seriously prejudicial to the interests of the reporting issuer.]

SCHEDULE 3.1.9

BOOKS AND RECORDS

[Redacted disclosure as disclosure of this information would be seriously prejudicial to the interests of the reporting issuer.]

SCHEDULE 3.1.10(b)

FINANCIAL STATEMENTS

[Redacted disclosure as disclosure of this information would be seriously prejudicial to the interests of the reporting issuer.]

SCHEDULE 3.1.11

LIABILITIES

[Redacted disclosure as disclosure of this information would be seriously prejudicial to the interests of the reporting issuer.]

SCHEDULE 3.1.12(a)

ABSENCE OF GUARANTEES

[Redacted disclosure as disclosure of this information would be seriously prejudicial to the interests of the reporting issuer.]

SCHEDULE 3.1.12(b)

ROYALTIES

[Redacted disclosure as disclosure of this information would be seriously prejudicial to the interests of the reporting issuer.]

SCHEDULE 3.1.13(a)

ABSENCE OF CHANGES

[Redacted disclosure as disclosure of this information would be seriously prejudicial to the interests of the reporting issuer.]

SCHEDULE 3.1.13(c)

INTERIM COVENANTS

[Redacted disclosure as disclosure of this information would be seriously prejudicial to the interests of the reporting issuer.]

SCHEDULE 3.1.14

TAX MATTERS

[Redacted disclosure as disclosure of this information would be seriously prejudicial to the interests of the reporting issuer.]

SCHEDULE 3.1.15(a)

RELATED PARTY INDEBTEDNESS

[Redacted disclosure as disclosure of this information would be seriously prejudicial to the interests of the reporting issuer.]

SCHEDULE 3.1.15(b)

RELATED PARTY TRANSACTIONS

[Redacted disclosure as disclosure of this information would be seriously prejudicial to the interests of the reporting issuer.]

SCHEDULE 3.1.15(c)

RELATED PERSON INTERESTS

[Redacted disclosure as disclosure of this information would be seriously prejudicial to the interests of the reporting issuer.]

SCHEDULE 3.1.16

COMPLIANCE WITH APPLICABLE LAW

[Redacted disclosure as disclosure of this information would be seriously prejudicial to the interests of the reporting issuer.]

SCHEDULE 3.1.17(a)

MATERIAL LICENSES

[Redacted disclosure as disclosure of this information would be seriously prejudicial to the interests of the reporting issuer.]

SCHEDULE 3.1.17(b)

LICENSES - PROCEEDINGS

[Redacted disclosure as disclosure of this information would be seriously prejudicial to the interests of the reporting issuer.]

SCHEDULE 3.1.17(c)

LICENSES - CONSENTS

[Redacted disclosure as disclosure of this information would be seriously prejudicial to the interests of the reporting issuer.]

SCHEDULE 3.1.19

EQUIPMENT

[Redacted disclosure as disclosure of this information would be seriously prejudicial to the interests of the reporting issuer.]

SCHEDULE 3.1.20(a)

MATERIAL CONTRACTS

[Redacted disclosure to avoid violating confidentiality provisions.]

SCHEDULE 3.1.20(b)

AMENDMENTS TO MATERIAL CONTRACTS

[Redacted disclosure to avoid violating confidentiality provisions.]

SCHEDULE 3.1.20(c)(ii)

DEALER CONTRACTS

[Redacted disclosure to avoid violating confidentiality provisions.]

SCHEDULE 3.1.20(c)(iii)

BUILDER CONTRACTS

[Redacted disclosure to avoid violating confidentiality provisions.]

SCHEDULE 3.1.20(c)(iv)

CONTRACTS CONSISTENT WITH

[name of agreement redacted to avoid violating confidentiality provisions] AGREEMENT

[Redacted disclosure to avoid violating confidentiality provisions.]

SCHEDULE 3.1.20(c)(v)

CONTRACTS CONSISTENT WITH

[name of agreement redacted to avoid violating confidentiality provisions] AGREEMENT

[Redacted disclosure to avoid violating confidentiality provisions.]

SCHEDULE 3.1.20(c)(vi)

CONTRACTS CONSISTENT WITH

[name of agreement redacted to avoid violating confidentiality provisions] AGREEMENT

[Redacted disclosure to avoid violating confidentiality provisions.]

SCHEDULE 3.1.20(e)

CUSTOMER CONTRACTS

Made available to Buyer.

SCHEDULE 3.1.20(f)

FORMS OF CUSTOMER CONTRACTS

Made available to Buyer.

SCHEDULE 3.1.20(g)

RATE SCHEDULE

[Redacted disclosure as disclosure of this information would be seriously prejudicial to the interests of the reporting issuer.]

SCHEDULE 3.1.21(b)

LEASES

[Redacted disclosure to avoid violating confidentiality provisions.]

SCHEDULE 3.1.22

ENVIRONMENTAL MATTERS

[Redacted disclosure as disclosure of this information would be seriously prejudicial to the interests of the reporting issuer.]

SCHEDULE 3.1.23(a)

EMPLOYEE LIST

[Redacted disclosure as disclosure of this information would be seriously prejudicial to the interests of the reporting issuer.]

SCHEDULE 3.1.23(b)

EXECUTIVE CONTRACTS

[Redacted disclosure as disclosure of this information would be seriously prejudicial to the interests of the reporting issuer.]

SCHEDULE 3.1.23(c)

TERMINATION ENTITLEMENTS

[Redacted disclosure as disclosure of this information would be seriously prejudicial to the interests of the reporting issuer.]

SCHEDULE 3.1.23(e)

LIST OF INDEPENDENT CONTRACTORS

[Redacted disclosure as disclosure of this information would be seriously prejudicial to the interests of the reporting issuer.]

SCHEDULE 3.1.24(a)

BENEFIT PLANS

[Redacted disclosure as disclosure of this information would be seriously prejudicial to the interests of the reporting issuer.]

SCHEDULE 3.1.24(b)

BENEFIT PLANS - OBLIGATIONS

[Redacted disclosure as disclosure of this information would be seriously prejudicial to the interests of the reporting issuer.]

SCHEDULE 3.1.24(f)

BENEFIT PLANS - TRANSACTION BONUSES

[Redacted disclosure as disclosure of this information would be seriously prejudicial to the interests of the reporting issuer.]

SCHEDULE 3.1.24(g)

BENEFIT PLANS - CLAIMS

[Redacted disclosure as disclosure of this information would be seriously prejudicial to the interests of the reporting issuer.]

SCHEDULE 3.1.25

INDEPENDENT CONTRACTORS

[Redacted disclosure as disclosure of this information would be seriously prejudicial to the interests of the reporting issuer.]

SCHEDULE 3.1.26

OCCUPATIONAL HEALTH AND SAFETY

[Redacted disclosure as disclosure of this information would be seriously prejudicial to the interests of the reporting issuer.]

SCHEDULE 3.1.27

WORKERS’ COMPENSATION

[Redacted disclosure as disclosure of this information would be seriously prejudicial to the interests of the reporting issuer.]

SCHEDULE 3.1.28

LITIGATION

[Redacted disclosure as disclosure of this information would be seriously prejudicial to the interests of the reporting issuer.]

SCHEDULE 3.1.29

INSURANCE

[Redacted disclosure as disclosure of this information would be seriously prejudicial to the interests of the reporting issuer.]

SCHEDULE 3.1.30(a)

INTELLECTUAL PROPERTY REGISTRATIONS -
TARGET GROUP COMPANY

[Redacted disclosure as disclosure of this information would be seriously prejudicial to the interests of the reporting issuer.]

SCHEDULE 3.1.30(b)

INTELLECTUAL PROPERTY RIGHTS -

SELLERS

[Redacted disclosure as disclosure of this information would be seriously prejudicial to the interests of the reporting issuer.]

SCHEDULE 3.1.30(c)

INTELLECTUAL PROPERTY LICENSE AGREEMENTS

[Redacted disclosure to avoid violating confidentiality provisions.]

SCHEDULE 3.1.30(d)

PRECAUTIONS

[Redacted disclosure as disclosure of this information would be seriously prejudicial to the interests of the reporting issuer.]

SCHEDULE 3.1.30(e)

UNAUTHORIZED ACCESS

[Redacted disclosure as disclosure of this information would be seriously prejudicial to the interests of the reporting issuer.]

SCHEDULE 3.1.32

BANK ACCOUNTS

[Redacted disclosure as disclosure of this information would be seriously prejudicial to the interests of the reporting issuer.]

SCHEDULE 3.1.35(a)

PRODUCT WARRANTIES - CLAIMS

[Redacted disclosure as disclosure of this information would be seriously prejudicial to the interests of the reporting issuer.]

SCHEDULE 3.1.35(b)

PRODUCT RECALLS

[Redacted disclosure as disclosure of this information would be seriously prejudicial to the interests of the reporting issuer.]

SCHEDULE 3.1.35(c)

PRODUCT -

MATERIAL GUARANTEES

[Redacted disclosure as disclosure of this information would be seriously prejudicial to the interests of the reporting issuer.]

SCHEDULE 4.7

RETAINED EMPLOYEES

[Redacted disclosure as disclosure of this information would be seriously prejudicial to the interests of the reporting issuer.]

SCHEDULE 4.13

EXCLUDED LEASED VEHICLES

[Redacted disclosure as disclosure of this information would be seriously prejudicial to the interests of the reporting issuer.]

SCHEDULE 6.1.9

REQUIRED CONSENTS

1.
Consent of the Lenders under the Fifth Amended and Restated Credit Agreement among, inter alia, JEOLP, Just Energy (U.S.) Corp. and Canadian Imperial Bank of Commerce made as of October 2, 2013, as amended, restated and supplemented from time to time.

2.	Consent of CPPIB Credit Investments Inc. of 9.75% Senior Unsecured Notes Due 2018 under the Indenture dated as of December 12, 2012, as amended, restated and supplemented from time to time.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Just Energy Group Inc.
(Registrant)

Date:	June 16, 2014	By:	/s/ Jonah T. Davids
			Name:	Jonah T. Davids
			Title:	Senior Vice President, Legal and Regulatory and General Counsel